 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1998

                                                REGISTRATION NO. 333-52091
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                         AMERICAN FINANCE GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
       DELAWARE                      6159                          94-3226128
    (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL               (I.R.S.
     JURISDICTION         CLASSIFICATION CODE NUMBER)               EMPLOYER
  OF INCORPORATION OR                                            IDENTIFICATION
     ORGANIZATION)                                                    NO.)
                               24 SCHOOL STREET
                          BOSTON, MASSACHUSETTS 02108
                                (617) 557-9300
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                             DONALD R. DUGAN, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         AMERICAN FINANCE GROUP, INC.
                               24 SCHOOL STREET
                          BOSTON, MASSACHUSETTS 02108
                                (617) 557-9300
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                  COPIES TO:
   THEODORE J. KOZLOFF, ESQ.                     LEWIS J. GEFFEN, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP   MINTZ, LEVIN, COHN, FERRIS, GLOVSKY
 FOUR EMBARCADERO CENTER, SUITE 3800                 AND POPEO, P.C.
SAN FRANCISCO, CALIFORNIA 94111                   ONE FINANCIAL CENTER
         (415) 984-6400                        BOSTON MASSACHUSETTS 02111
      (415) 984-2698 (FAX)                           (617) 542-6000
                                                   (617) 542-2241 (FAX)

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                               PROPOSED        PROPOSED
                                               MAXIMUM          MAXIMUM        AMOUNT OF
  TITLE OF EACH CLASS OF      AMOUNT TO BE  OFFERING PRICE     AGGREGATE      REGISTRATION
SECURITIES TO BE REGISTERED  REGISTERED(1)   PER SHARE(2)  OFFERING PRICE(2)     FEE(3)
------------------------------------------------------------------------------------------
Common Stock, par value        2,472,500
 $0.01 per share.......          shares         $15.00        $37,087,500       $10,941

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes 322,500 shares of Common Stock that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the registration fee.

(3) Calculated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Fee previously paid in connection with original filing on May 7, 1998.
                                --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+THE INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A + +REGISTRATION STATEMENT RELATING TO THE SECURITIES DESCRIBED HEREIN HAS BEEN + +FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT + +BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION + +STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO + +SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF + +THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD + +BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 15, 1998

PROSPECTUS

                                2,150,000 SHARES


                                     [LOGO]


                          AMERICAN FINANCE GROUP, INC.

                                  COMMON STOCK

                                  -----------

  Of the 2,150,000 shares of common stock, par value $0.01 per share (the "Common Stock"), of American Finance Group, Inc. (together with its subsidiaries, the "Company") offered hereby (the "Offering"), 1,570,000 shares are being offered by the Company and 580,000 shares are being offered by the Selling Stockholder. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock in the Offering by the Selling Stockholder.

  Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "AFGC."

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  SECURITIES AND EXCHANGE COMMISSION  PASSED UPON THE ACCURACY OR ADEQUACY OF
   THIS  PROSPECTUS.  ANY  REPRESENTATION  TO THE  CONTRARY  IS  A  CRIMINAL
                                  OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    UNDERWRITING                    PROCEEDS
                       PRICE TO    DISCOUNTS AND   PROCEEDS TO     TO SELLING
                        PUBLIC     COMMISSIONS(1)   COMPANY(2)    STOCKHOLDER
-----------------------------------------------------------------------------
Per Share.........       $              $              $              $
-----------------------------------------------------------------------------
Total(3)..........      $              $              $              $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses, estimated to be $900,000, payable by the Company.

(3) The Company and the Selling Stockholder have granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 322,500 additional shares of Common Stock at the Price to Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to
    Selling Stockholder will be $   , $   , $   , and $   , respectively. See
    "Underwriting."

                                  -----------

  The shares of Common Stock to be distributed to the public are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel, or modify such offer and to reject orders in whole or in part. It is expected that the Common Stock will be delivered in book entry form through the facilities of The Depository Trust Company in New York,
New York on or about      , 1998.

                                  -----------

LEGG MASON WOOD WALKER
      INCORPORATED                               ING BARING FURMAN SELZ LLC

                  THE DATE OF THIS PROSPECTUS IS      , 1998.

    [MAP OF U.S. SHOWING THE COMPANY'S REGIONAL OFFICES AND PORTFOLIO DATA,
     INCLUDING GROWTH IN OWNED PORTFOLIO AND GROWTH IN OWNED AND SERVICED
                                  PORTFOLIO]


  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK, INCLUDING EFFECTING SYNDICATE COVERING TRANSACTIONS, INITIATING BIDS OR EFFECTING PURCHASES ON THE NASDAQ NATIONAL MARKET FOR THE PURPOSE OF PREVENTING OR RETARDING A DECLINE IN THE MARKET PRICE OF THE COMMON STOCK, OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               ----------------

  Trademarks of certain companies other than the Company used in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Prospective purchasers of shares of Common Stock offered hereby should carefully consider the factors set forth under "Risk Factors." Unless otherwise specified, the information in this Prospectus assumes that the underwriters do not exercise the over-allotment option described herein under "Underwriting." Unless otherwise indicated, the information in this Prospectus gives effect to (i) the 4,200-for-1 stock split effected by the filing of the Company's Amended and Restated Certificate of Incorporation with the Delaware Secretary of State on August 27, 1998 and (ii) the Company's Amended and Restated Bylaws, to be made effective upon completion of the Offering. As used in this Prospectus, unless the context indicates otherwise, the terms "AFG" and the "Company" refer to American Finance Group, Inc. and its subsidiaries.

                                  THE COMPANY

  The Company is a commercial finance company engaged in the leasing and secured financing of a variety of equipment for investment-grade "Fortune 1000" companies and creditworthy middle-market companies. The Company's principal businesses include (i) the direct origination through its sales force of (a) equipment leases and (b) secured loans, hybrid leases and other specialized financings ("structured finance products"), (ii) the management and servicing of equipment leases and structured finance products retained by the Company or sold to institutional leasing investment programs ("institutional programs"),
(iii) the sale and acquisition of equipment leases and structured finance products to and from third parties ("syndication") and (iv) the sale and re-marketing of equipment as it comes off lease. The Company's sales force markets its equipment leases and structured finance products nationally through sales offices located in the Boston, Houston, Chicago, Atlanta and San Francisco metropolitan areas and in Charlottesville, Virginia. Since entering its current line of business in January 1996, the Company has originated over $500 million of equipment leases and structured finance products covering over 62,000 items of equipment.

  The Company's leases and structured finance products encompass a broad spectrum of equipment classes, including manufacturing and materials handling equipment, computer and telecommunications equipment, point of sale equipment, construction and mining equipment, over-the-road trucks and office equipment. The Company seeks to maintain a diversified asset portfolio in order to minimize its credit and residual exposure to any single lessee, industry or equipment category. As of June 30, 1998, no single industry accounted for more than 22%, and no single lessee accounted for more than 13%, of the Company's portfolio of leases on a net book value basis. No single customer accounted for more than 10% of the Company's revenue in the six-month period ended June 30, 1998.

  The Company's ten largest lessees by cumulative dollar volume of leases and finance receivables (based on original equipment cost) owned or serviced through June 30, 1998 were Chrysler Corporation, Ultramar Diamond Shamrock Corp., Atmel Corporation, Owens Corning, Fina Oil and Chemical Company, Marathon Oil Company, Merck & Co., Inc., ConAgra, Inc., Inland Paperboard and Packaging, Inc. and Wal-Mart Stores, Inc. At June 30, 1998, based primarily on published credit ratings by Moody's Investor Services, Inc. and Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, the dollar-weighted average credit rating of the Company's lessees was the equivalent of a Moody's Investor Services, Inc. rating of Baa2, an investment-grade rating.

  The Company has master leases in place with approximately 400 potential customers, approximately 110 of which are currently doing business with the Company. Master leases are commonly employed in the equipment leasing industry and establish the general terms and conditions under which a finance company and its customers will subsequently enter into lease and financing schedules relating to particular items of equipment. Master leases are frequently the subject of extensive negotiations between the Company and prospective customers. Once in place, however, a master lease usually simplifies a prospective lessee's internal approval process relating to any particular lease or financing schedule and can serve as both starting point and framework for lease and financing arrangements between any of such lessee's operational divisions and the Company. As such, a master lease permits the Company to offer a prospective customer streamlined solutions for its equipment leasing and financing needs on an enterprise-wide basis.

  The Company initially finances the origination and acquisition of its equipment leases and structured finance products through a traditional warehouse credit facility. The Company either retains the equipment leases and structured finance products financed in a long-term nonrecourse facility, sells them to institutional programs or syndicates them to unaffiliated third parties. Of the equipment leases and structured finance products originated or acquired by the Company, the percentage of retained leases has increased from 45% in 1996 to 55% in 1997 and 74% in the first six months of 1998. Equipment leases and structured finance products retained or serviced by the Company increased 290% to $397.1 million as of June 30, 1998 from $101.8 million as of January 1996. Increased market penetration and an expanding range of financing offerings have led to continued growth in the Company's business. As of June 30, 1998, the Company had awards for future business amounting to approximately $99.7 million. On average, the Company has experienced that over 90% of its awarded business ultimately is funded.

  The Company's revenue for the first six months of 1998 grew to $12.4 million from $10.0 million for the same period of 1997, representing an increase of 24%. The Company's revenue for 1997 grew to $20.7 million from $9.5 million for 1996, representing an increase of 117%. The Company's net income for the first six months of 1998 was $1.0 million as compared to $0.8 million for the same period in 1997. The Company's net income for 1997 was $2.1 million as compared to a net loss of $0.8 million in 1996 incurred as a result of existing overhead expenses exceeding revenue from a then limited portfolio of leases and structured finance products. The Company earns direct finance lease or operating lease income on leases originated and retained by the Company. The Company derives an operating profit from the positive difference between the yield received on leases and secured loans owned by the Company and the associated cost of funds. The financing of these leases is accomplished through the Company's securitization facility, which requires the Company to retain an equity interest in a majority of these leases. The Company does not recognize a gain on sale of assets financed through its securitization facility, retaining the leases and debt on its balance sheet ("on balance sheet securitization"). The Company, however, does recognize a gain on sale of assets in the case of leases and associated equipment sold without a retained equity interest (and without recourse to the Company) to institutional programs or syndicated to unaffiliated third parties. The gain on sale represents the cash received from sales of the leases and associated equipment above the Company's book value of such assets.

  The equipment leasing and financing industry in the United States is a large and growing source of financing for capital expenditures by businesses. The Equipment Leasing Association (the "ELA") estimates that 80% of U.S. companies lease all or a portion of their equipment. The ELA projects that $183 billion of the $593 billion expected to be invested in equipment in 1998 will be financed by means of leasing. According to the ELA, from 1996 to 1997 equipment placed on lease grew by approximately $10 billion to an estimated $180 billion, and investment in equipment placed on lease in 1996 represents an increase of approximately 100% from comparable 1986 data. The Company believes that leasing allows businesses to acquire capital equipment more efficiently, receive favorable tax and accounting treatment, and avoid or mitigate the perceived risks of equipment ownership, including obsolescence.

  Key elements of the Company's business strategy include:

  . Capitalize on Master Lease Relationships. The Company intends to expand its business significantly through internal growth, particularly by increasing the number of master leases under which it actively services customers.

  . Expand Middle-Market Business Line. The Company intends to expand its targeted business market to include additional creditworthy middle-market companies (that is, companies whose revenues range from $75 million to $1 billion annually), focusing on transactions ranging in size from $100,000 to $2,000,000.

  . Continue to Access Capital at Lower Costs. The Company intends to continue to increase its access to low-cost capital from both public and private sources by utilizing traditional credit facilities and on balance sheet securitizations.

  . Expand Offering of Structured Finance Products. The Company intends to expand its underwriting of structured finance products to increase its market share, manage its residual exposure and allow the Company to manage a larger portfolio at lower incremental operating costs.

  . Expand Syndication Business. The Company intends to expand its underwriting of transactions for syndication by offering a broader variety of structured finance products.

  . Explore and Develop Related Business Opportunities. The Company intends to develop strategic alliances and pursue acquisitions that will provide management expertise, specific equipment knowledge, information systems and origination capabilities that complement the Company's existing business in an effort to provide the Company's customers the best services and product mix possible. The Company also intends to explore opportunities to expand its currently limited operations in markets outside of the United States and Canada.

  . Utilize Technology and Infrastructure. The Company intends to improve continually its information and customer servicing systems in order to enhance its operational efficiency and offer differentiated services.

  The Company was incorporated on February 9, 1995 in Delaware as a wholly owned subsidiary of PLM International, Inc., a Delaware corporation incorporated in 1987 ("PLMI" or the "Selling Stockholder"). With the exception of its subsidiary AFG's activities in the industrial and commercial equipment sector, PLMI's operations focus on the leasing and management of transportation equipment, including aircraft and aircraft engines, marine vessels, railcars, trailers and marine containers. PLMI operates and manages, directly and through various subsidiaries, a portfolio of transportation, industrial and commercial equipment and related assets with a combined original acquisition cost of approximately $1.2 billion at December 31, 1997. Upon completion of the Offering, PLMI will own approximately 62.7% of the outstanding shares of Common Stock, its President and Chief Executive Officer will serve as chairman of the Company's Board of Directors, and its Chief Financial Officer will serve as a director of the Company. In addition, PLMI will have certain rights, privileges and obligations with respect to the Company under the Intercompany Relationship Agreement being entered into by the Company and PLMI in connection with the Offering.

  The Company's principal executive office is located at 24 School Street, Boston, Massachusetts 02108, and its telephone number at that address is (617) 557-9300.

                                  THE OFFERING

Common Stock offered by the            1,570,000 shares
 Company.............................

Common Stock offered by the Selling      580,000 shares
 Stockholder.........................

Common Stock to be outstanding after
 the Offering........................  5,770,000 shares (1)

Use of proceeds......................
                                       For working capital and other general
                                       corporate purposes, including repayment
                                       of any outstanding indebtedness to PLMI
                                       and a portion of amounts outstanding
                                       under the Company's secured bank
                                       warehouse credit facility. See "Use of
                                       Proceeds."

Proposed Nasdaq National Market        AFGC
 symbol..............................
--------

(1) Based on 4,200,000 shares of Common Stock outstanding as of June 30, 1998, after giving effect to the 4,200-for-1 stock split effected on August 27, 1998, plus 1,570,000 shares of Common Stock to be sold by the Company in the Offering. Excludes 865,500 shares of Common Stock reserved for issuance under the Company's 1998 Management Stock Compensation Plan, 544,682 of which will be subject to options to be issued upon completion of the Offering, and 100,000 shares of Common Stock reserved for issuance under the Company's Directors' 1998 Nonqualified Stock Option Plan, 50,000 of which will be subject to options to be issued upon completion of the Offering.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                                           FOR THE YEAR         FOR THE SIX
                                              ENDED            MONTHS ENDED
                                           DECEMBER 31,          JUNE 30,
                                         -----------------  --------------------
                                          1996      1997     1997       1998
                                         -------  --------  -------  -----------
                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
 Finance lease.........................  $ 1,763  $  7,027  $ 3,245   $  5,708
 Operating lease ......................    5,020     8,634    4,562      4,193
 Financing income......................       92       546      291        336
 Management fees.......................      485       729      326        407
 Revenue from sale of leases and
  related assets.......................    2,188     3,737    1,605      1,776
                                         -------  --------  -------   --------
  Total revenues.......................    9,548    20,673   10,029     12,420
Expenses:
 Operations support....................    3,509     3,947    1,921      2,021
 Depreciation and amortization.........    4,292     6,622    3,569      3,633
 General and administrative............    1,178     1,263      632        596
                                         -------  --------  -------   --------
  Total costs and expenses.............    8,979    11,832    6,122      6,250
                                         -------  --------  -------   --------
Operating income.......................      569     8,841    3,907      6,170
Interest expense.......................   (2,019)   (5,800)  (2,804)    (4,780)
Interest income........................      176       324      151        232
Other expenses.........................      (19)      --       --         --
                                         -------  --------  -------   --------
Income (loss) before income taxes......   (1,293)    3,365    1,254      1,622
Provision for (benefit from) income
 taxes.................................     (457)    1,259      469        605
                                         -------  --------  -------   --------
Net income (loss)......................  $  (836) $  2,106  $   785   $  1,017
                                         =======  ========  =======   ========
Basic and diluted earnings (loss) per
 weighted-average share of Common Stock
 outstanding (1).......................  $ (0.20) $   0.50  $  0.19   $   0.24
                                         =======  ========  =======   ========
PRO FORMA DATA: (2)
Historical net loss....................  $  (836)
 Pro forma adjustments to reflect net
  income from subsidiary of Parent
  earned on behalf of the Company......      838
                                         -------
  Pro forma net income.................  $     2
                                         =======
 Pro forma basic and diluted earnings
  per weighted-average share of Common
  Stock outstanding (1)................  $  0.00
                                         =======
                                           DECEMBER 31,
                                         -----------------            JUNE 30,
                                          1996      1997                1998
                                         -------  --------           -----------
                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Net investment in direct finance
 leases................................  $52,964  $112,465            $158,785
Net investment in operating leases.....   31,134    23,745              20,458
Loans receivable.......................    5,718     5,861              22,634
Total assets...........................   99,321   151,466             214,312
Short term debt........................   26,886    23,040              44,803
Advance from PLMI......................      --      6,478                 --
Nonrecourse debt.......................   45,392    81,302             123,491
Total liabilities......................   81,448   131,487             186,127
Stockholder's equity...................   17,873    19,979              28,185

--------

(1) Earnings per share reflect the 4,200-for-1 stock split effected on August 27, 1998. Weighted average shares outstanding used in the basic and diluted earnings per share calculation were 4,200,000 for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1997 and 1998.

(2) Pro forma data give effect to income earned on equipment purchased by another subsidiary of PLMI. The Company arranged for the purchase of this equipment, incurred all related origination costs and serviced the related receivables. See Note 13 to the consolidated financial statements included elsewhere in this Prospectus.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully by prospective purchasers in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

RESIDUAL REALIZATION RISKS

  The Company retains a residual interest in the assets related to a majority of its leases. Because of the Company's short operating history, only limited performance data are available with respect to the Company's residual realizations. The residual interest represents the projected fair market value of the underlying equipment at the end of the lease term. For direct finance leases, the present value of residual interests is reflected on the Company's balance sheet as a component of investment in direct finance leases. For operating leases, the equipment is recorded on the Company's balance sheet, and the net book value of the equipment reflects the Company's underlying investment. The Company's results of operations depend in part upon its ability to realize these residual values. Realization of residual values depends on several factors, most of which are outside the Company's control, including (i) general market conditions at the time of expiration of the lease, (ii) the cost of comparable new equipment, (iii) the extent, if any, to which the equipment has become technologically or economically obsolete during its contracted lease term, (iv) any unusual or excessive wear and tear on the equipment not covered in the contracted return conditions and (v) the effects of any additional or amended government regulations. The Company's recorded residual values are based in part on historical lease renewals and lessee purchases of equipment at the end of the lease term, which results are subject to variation in the future. If upon the expiration of a lease the Company sells the underlying equipment and the amount realized is less than the recorded value of the residual interest in such equipment, the Company recognizes a loss reflecting the difference. Any failure by the Company to realize the aggregate value represented by residual interests subsequent to the expiration of the relevant leases could have a material adverse effect on the Company's business, financial condition and results of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Leasing and Financing Activity--Underwriting."

DEPENDENCE ON SECURITIZATION TRANSACTIONS

  The Company has financed a significant portion of its lease and finance receivables through the issuance of securities backed by such receivables in securitized transactions. In a securitization, the Company transfers a pool of leases and finance receivables to a wholly owned, special purpose subsidiary of the Company. The special purpose subsidiary immediately transfers its interest in the leases and finance receivables to a master trust that issues beneficial interests in the leases in the form of senior securities sold in private placements. Although the Company has not elected to do so to date, it may cause the master trust to issue in the future additional securities subordinated to these senior securities. The Company currently intends to securitize substantially all of the lease and finance receivables that it originates and acquires in the future, other than receivables sold by the Company to institutional programs and unaffiliated third-parties.

  The Company is dependent on securitizations for refinancing lease and finance receivables outstanding under its revolving warehouse credit facility (the "Warehouse Credit Facility"). Several factors affect the Company's ability to complete a securitization, including (i) conditions in the securities market generally, (ii) conditions in the asset-backed securities market, (iii) the credit quality of underlying lease and finance receivables in the Company's portfolio, (iv) compliance of its portfolio with the eligibility criteria established in connection with the securitizations, (v) the ability of the Company to adequately service its portfolio and (vi) the absence of any material downgrading or withdrawal of ratings given to securities previously issued in the Company's securitizations. Any impairment of access to the securitization market for the Company's leases and finance receivables or any adverse change in the terms of such securitizations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEPENDENCE ON EXTERNAL FINANCING

  The Company initially finances substantially all of the lease and finance receivables it originates or acquires through the Warehouse Credit Facility. The Warehouse Credit Facility is available to fund equipment leases and structured finance products that satisfy eligibility criteria for (i) inclusion in the Company's securitizations, (ii) sale to institutional programs or (iii) syndication to unaffiliated third parties. Borrowings under the facility are repaid with proceeds generated by securitizations, sales to institutional programs and syndication activity. Any adverse impact on the Company's ability to complete securitizations or sales to institutional programs or to operate the syndication business successfully could have a material adverse effect on the Company's ability to obtain or maintain warehouse credit facilities and the amounts available to the Company under such facilities. The Company's servicing agreements with institutional programs are subject to termination at any time, and the termination of such agreements could have a material adverse effect on the Company's business, financial condition and results of operation. Any failure by the Company to comply with the terms of or renew the Warehouse Credit Facility, obtain additional warehouse credit facilities or other financings with pricing, advance rates and other terms and conditions consistent with its existing facility or maintain its current institutional programs could have a material adverse effect on the Company's business, financial condition and results of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business-- Leasing and Financing Activity--Servicing and Administration."

NEED FOR ADDITIONAL CAPITAL

  The Company initially finances substantially all of the lease and finance receivables it originates or acquires through the Warehouse Credit Facility. The failure of the Company to obtain an increase of the commitment under, or to renew, the Warehouse Credit Facility or to obtain additional warehouse loan facilities on terms acceptable to the Company could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, if the terms of the Company's warehouse facilities or the structure of its securitizations are not appropriate in light of future market conditions, the Company may require other sources of capital to fund its operations. The Company also may require additional capital to finance the exploration and development of related business opportunities in the future. No assurance can be given that such additional capital will be available on terms acceptable to the Company, if at all. The failure of the Company to obtain additional capital when, as and if needed could have a material adverse effect on the Company's business, financial condition and results of operations.

INTEREST RATE RISKS

  The Company's profitability is determined in large part by the difference between the Company's cost of funds and the revenue generated by the Company from its leasing and finance activities. Equipment leases underwritten by the Company are generally non-cancellable obligations and require payments to be made by the obligor for specified terms at fixed rates based on interest rates prevailing in the market at the time the equipment lease is financed in the Warehouse Credit Facility. Prior to selling or securitizing its leases, the Company generally funds the leases under the Warehouse Credit Facility or from working capital. In the event the Company is unable to sell or securitize its leases with fixed rates within a reasonable period of time after acquisition under the Warehouse Credit Facility, the Company's operating margins could be adversely effected by increases in interest rates. Moreover, increases in interest rates to the Company, which cause the Company to raise the implicit rates charged to its customers in turn, could result in a reduction in demand for the Company's lease financing. The Company currently is required to hedge against the risk of interest rate increases for those leases designated for its revolving securitization facility (the "Securitization Facility"), but the Company generally does not enter into hedges for leases designated for sale to institutional programs or for syndication. Such hedging activities may limit the Company's ability to participate in the benefits of any decrease in interest rates with respect to the hedged portfolio of leases. In addition, there can be no assurance that the Company's hedging activities will adequately insulate the Company from related risks in all interest rate environments or that an interest rate swap market will continue to be available to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEFAULT RISKS

  The failure of the Company's lessees to comply with the terms of their leases results in the inability of the related lease and finance receivables to qualify to serve as collateral under the Warehouse Credit Facility and any securitization program, and a significant volume of such failures would have a material adverse effect on the Company's liquidity. Additionally, delinquencies and defaults experienced in excess of levels estimated by management in determining the Company's allowance for credit losses and in valuing the Company's right to receive excess cash flows under its securitization program could have a material adverse effect on the Company's ability to obtain financing and effect securitization transactions which, in turn, could have a material adverse effect on the Company's business, financial condition and results of operations. As the Company seeks to expand its presence in the middle market (consisting of companies whose revenues range from $75 million to $1 billion annually), the risk of default on the Company's lease and finance receivables will increase, and there can be no assurance that the actual rate of such defaults experienced by the Company will not increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

UNCERTAIN ABILITY TO SUSTAIN INCREASING VOLUMES OF RECEIVABLES

  The Company's ability to sustain continued growth is dependent on its capacity to attract, evaluate, finance and service increasing volumes of lease and finance receivables of suitable yield and credit quality. Accomplishing this on a cost-effective basis is largely a function of the Company's ability to (i) market its products effectively, (ii) manage the credit evaluation process in a manner that assures adequate portfolio quality, (iii) provide competent, attentive and efficient lease servicing, (iv) maintain access to institutional financing sources for its products with an acceptable cost of funds and (v) obtain access to new sources of such institutional financing. Any failure by the Company to market its products effectively, maintain its portfolio quality, service its leases or obtain institutional financing at reasonable rates would have a material adverse effect on the Company's business financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources," "Business--Lease Portfolio" and "Business-- Leasing and Financing Activity."

LIMITED OPERATING HISTORY; HISTORY OF OPERATING LOSSES

  The Company was incorporated and commenced business in 1995 and therefore has a limited operating history upon which to evaluate its performance. The Company incurred net losses of $0.8 million in each of 1995 and 1996. While the Company was profitable in 1997, there can be no assurance that the Company's operations will remain profitable on a consistent basis in future years, if at all. The Company's profitability is dependent on its ability to secure financing necessary to operate its business. While the Company has been successful to date in securing such financing, there can be no assurance that the Company's limited operating history will not adversely affect its ability to secure such financing in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE UPON KEY PERSONNEL

  The Company depends to a significant degree upon the experience, abilities, leadership and continued efforts of members of its senior management, including Donald R. Dugan, Jr., President and Chief Executive Officer, Gary M. Abrams, Senior Vice President, Chief Financial Officer and Treasurer, Jeffrey
F. Zerrer, Senior Vice President, Marketing, Christopher J. Condon, Vice President, Asset Management, and Carol A. Larkin, Vice President, Operations. The Company has not entered into employment agreements with any of its employees other than Mr. Abrams, nor does it maintain key man life insurance on any of its employees. The loss of the services of one or more of the key members of the Company's senior management could have a material adverse effect on the Company's business, financial condition and results of operations. The future success of the Company also depends upon its ability to identify, attract and retain additional skilled management personnel necessary to support anticipated future growth. See "Management."

CONTROL OF THE COMPANY BY MAJORITY STOCKHOLDER; CONFLICTS OF INTEREST.

  The Company is currently a wholly owned subsidiary of PLMI. Upon completion of the Offering, approximately 62.7% (approximately 58.8% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock will be owned by PLMI. In addition, PLMI's President and Chief Executive Officer will serve as chairman of the Company's Board of Directors, and PLMI's Chief Financial Officer will serve as a director of the Company. This concentration of ownership effectively will give PLMI voting control over all matters requiring approval of the Company's stockholders, including, among other things, the election or removal of members of the Board of Directors of the Company (through which PLMI will be able to control the direction and future operations of the Company), decisions regarding the issuance of additional shares of Common Stock and other securities and decisions regarding the dissolution, merger or sale of all or substantially all of the assets of the Company. Moreover, the Amended and Restated Certificate of Incorporation of the Company (the "Charter") requires the affirmative vote of at least 80% of the entire Board of Directors, or of the holders of at least a majority in voting power of the shares of capital stock of the Company entitled to vote in an election of directors, to adopt, amend, alter or repeal the bylaws of the Company, effectively giving PLMI the ability (as long as it continues to be the majority stockholder of the Company) to control changes to the Company's bylaws. In the foregoing situations or otherwise, various conflicts of interest between the Company and PLMI may arise, and there can be no assurance that any such conflict of interest will be resolved in favor of the Company. Conflicts of interest between the Company and PLMI may also arise in a number of areas relating to their past, ongoing or future relationship, including the nature, quality and pricing of services rendered by PLMI to the Company under the Intercompany Relationship Agreement being entered into by the Company and PLMI in connection with the Offering (the "Intercompany Agreement"), potential competitive business activities, opportunities or prospects, sales or distributions by PLMI of any portion of its ownership interest in the Company, and PLMI's ability to control the management and affairs of the Company. There can be no assurance that PLMI and the Company will be able to resolve any such conflict or that, if resolved, the Company would not have received a more favorable resolution if it were dealing with an unaffiliated third party.

  Future transactions by the Company involving the issuance of Common Stock could reduce PLMI's proportionate ownership of the Common Stock. As long as PLMI continues to be the majority stockholder of the Company, however, third parties will not be able to obtain control of the Company through purchases of Common Stock on the open market. Notwithstanding a reduction in PLMI's proportionate ownership of the Common Stock to less than 50%, the Intercompany Agreement provides, among other things, that until members of the PLMI Affiliated Group (as defined below) cease to control at least 35% of the combined voting power of the outstanding Common Stock or no longer own at least 35% of the outstanding Common Stock, the prior written consent of PLMI will be required for: (i) any consolidation or merger of the Company or any of its subsidiaries with any person (other than certain transactions involving wholly owned subsidiaries); (ii) any sale, lease, exchange or other disposition by the Company or any of its subsidiaries (other than transactions to which the Company and its wholly owned subsidiaries are the only parties), directly or indirectly, of all or substantially all of the assets of the Company or any of its subsidiaries; (iii) any alteration, amendment or repeal of the Charter or Bylaws (as defined below); (iv) any issuance by the Company or any subsidiary of the Company of any equity securities or equity derivative securities (except (a) up to 965,500 options to purchase shares of Common Stock pursuant to employee and director stock option, profit sharing and other benefit plans of the Company and its subsidiaries and the issuance of the shares of Common Stock underlying such options, (b) the issuance of shares of capital stock of a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company and (c) in the Offering); (v) the election or appointment of persons to, or the filling of a vacancy in, the offices of president or chief executive officer of the Company; and (vi) the dissolution, liquidation or winding up of the Company. In addition, the Amended and Restated By-Laws of the Company (the "Bylaws") provide that as long as the PLMI Affiliated Group maintains such 35% interest in the Common Stock, the Board of Directors of the Company will nominate two persons designated by PLMI for election to the Board of Directors at each annual meeting and at any special meeting of stockholders called for the purpose of electing directors. So long as PLMI owns a significant number of the outstanding shares of Common Stock, PLMI will be able to exert influence over many decisions affecting the Company. See "Certain Transactions," "Principal and Selling Stockholders" and "Description of Capital Stock."

DEPENDENCE ON MAJORITY STOCKHOLDER

  Following completion of the Offering, the Company will be dependent to a significant degree on PLMI for certain essential administrative, legal and other operational services to be provided to the Company under the Intercompany Agreement for a period of three years at a base annual cost of $500,000. Any failure by PLMI to provide such services in accordance with the terms of the Intercompany Agreement could have a material adverse effect on the Company's business, financial condition and results of operations. There is a risk that PLMI will not fully perform its obligations under the Intercompany Agreement and that the services to be provided by PLMI to the Company thereunder will not be provided in a manner or on terms as favorable to the Company as could be obtained from unaffiliated third parties. In addition, PLMI currently is a guarantor of the Company's obligations under the Warehouse Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Certain Transactions."

FLUCTUATIONS IN QUARTERLY RESULTS

  The Company experiences significant fluctuations in quarterly operating results on account of a number of factors, including, among others, variations in the volume of leases funded by the Company, the number and size of transactions originated for third parties generating gains on sales, ultimate realization of residual values at lease termination, required write-downs of residual interests, differences between the Company's cost of funds and the average implicit yield to the Company on its leases prior to being securitized, the effectiveness of the Company's hedging strategy, the degree to which the Company encounters competition in its markets, the interest rate on securities issued in connection with securitization transactions by the Company, and general economic conditions. As a result of these fluctuations, results for any one quarter should not be relied upon as being indicative of performance in future quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  The business of equipment leasing and secured financing is highly competitive. The Company competes for customers with a number of international, national and regional finance and leasing companies and banks. In addition, the Company's competitors include equipment manufacturers that finance the sale or lease of their products themselves. Many of the Company's competitors and potential competitors have greater financial, marketing and operational resources than the Company. The Company's competitors, some of which are larger and more established than the Company, may have a lower cost of funds than the Company and access to capital markets and to other funding sources that may not be available to the Company. See "Business--Competition."

RISKS INHERENT IN FOREIGN OPERATIONS AND INVESTMENTS

  If the Company's intended exploration of markets outside of the United States leads to expansion of its currently limited operations in such markets (whether by acquisitions or direct sales of its equipment leases and structured finance products in such markets), the Company will be exposed to more substantial risks inherent in foreign operations and investments, including loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks, and risks of increases in taxes and governmental royalties and fees. In addition, the Company will be exposed to risks of change in foreign and domestic laws and policies that govern operations of foreign-based companies. In the event of such an expansion of the Company's operations, the Company will not be able to insure itself against all of such risks. The Company currently does not have insurance with respect to such risks.

GENERAL ECONOMIC RISKS

  The Company's business could be affected by general economic conditions in the United States and abroad, and any sustained period of economic slowdown or recession could have a material adverse effect on the Company's business, financial condition and results of operations. The risks to which the Company's business is subject may become more acute during an economic slowdown or recession as the ability of lessees to make lease payments or honor guarantees may be impaired, resulting in increased credit losses to the Company. In addition to reducing or eliminating spreads and potentially requiring a write-down of the Company's lease and finance receivables, increased credit losses may impair the Company's access to the securitization and bank financing markets. Reduced levels of demand for equipment in a slowdown or recession also may result in reduced lease originations by the Company.

CERTAIN ANTI-TAKEOVER PROVISIONS

  The Charter and the Bylaws contain certain provisions that may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals that a stockholder might consider favorable, including provisions (i) authorizing the issuance of "blank check" preferred stock, (ii) limiting the persons who may call special stockholders' meetings, (iii) establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholders' meetings and (iv) requiring the affirmative vote of at least 80% of the entire Board of Directors, or of the holders of at least a majority in voting power of the shares of capital stock of the Company entitled to vote in an election of directors, to adopt, amend, alter or repeal the Bylaws. The Intercompany Agreement contains provisions that among other things, prevent the Company, without the prior written consent of PLMI, from entering into certain types of transactions, including mergers and a sale of substantially all of the assets of the Company, and from amending the Charter or Bylaws so long as PLMI controls at least 35% of the combined voting power of the outstanding Common Stock or 35% of the issued and outstanding shares of Common Stock. In addition, certain provisions of Delaware law may have the effect of discouraging, delaying or preventing a change in control of the Company or unsolicited acquisition proposals. See "Certain Transactions" and "Description of Capital Stock--Delaware Law and Certain Charter Provisions."

POTENTIAL ADVERSE MARKET IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of the Common Stock in the public market after the Offering could affect adversely the market price of the Common Stock. Upon completion of the Offering, the Company will have 5,770,000 shares of Common Stock outstanding. The shares of Common Stock offered hereby will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for shares sold by persons deemed to be "affiliates" of the Company or acting as "underwriters," as those terms are defined in the Securities Act. Upon completion of the Offering, approximately 62.7% (approximately 58.8% if the Underwriters' over-allotment option is exercised in full) of the outstanding shares of Common Stock will be owned by PLMI. Following the expiration of the lock-up period described below, these shares of Common Stock will be freely tradeable subject to the restrictions on resale imposed upon "affiliates" by Rule 144 under the Securities Act. The Company, its officers and directors and the Selling Stockholder have agreed not to offer, sell or grant any option for the sale of, or otherwise dispose of any shares of Common Stock, or any securities convertible into or exercisable for, shares of Common Stock for a period of 180 days commencing on the date of this Prospectus without the prior written consent of Legg Mason Wood Walker, Incorporated, other than the issuance of options to purchase Common Stock or shares of Common Stock issuable upon the exercise thereof in connection with the Company's stock option plans, provided that such options will not vest and such shares will not be transferable prior to the end of the 180-day period. Pursuant to the Intercompany Agreement, PLMI and certain of its subsidiaries have certain registration rights with respect to the shares of Common Stock held by them. See "Management--Stock Incentive Plans," "Certain Transactions," "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

RISK OF CHANGES IN ACCOUNTING PRINCIPLES OR TAX LAWS

  While a sizeable portion of the Company's lease portfolio is accounted for by the Company as direct finance leases, the leases are often classified as operating leases by the lessees owing to independent judgments made about economic useful lives and discount rates as well as third-party guarantees of residual values obtained by the Company. Lessees generally consider operating lease treatment to be favorable owing to the off-balance sheet accounting for operating leases. For tax purposes, the majority of the Company's leases are treated as true leases, which generate considerable depreciation allowances that provide the Company with substantial tax benefits on an ongoing basis. In recent years, there have been proposals and related activity to revise United States tax regulations applicable to international leasing transactions and to conform accounting principles relating to leasing transactions to an international standard. Any changes to current tax laws or accounting principles that make operating lease financing less attractive could adversely affect the Company's business, financial condition and results of operations.

NO PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active market for the Common Stock will develop upon completion of the Offering or, if developed, that such a market will be sustained. The initial public offering price of the Common Stock will be determined through negotiations among the Company, PLMI and the representatives of the Underwriters and may bear no relationship to the market price of the Common Stock after the Offering. For information relating to the factors to be considered in determining the initial public offering price, see "Underwriting." Prices for the Common Stock after the Offering may be influenced by a number of factors, including the liquidity of the market for the Common Stock, investor perceptions of the Company and the equipment financing industry in general, and general economic and other conditions. Sales of substantial amounts of Common Stock in the public market subsequent to the Offering could adversely affect the market price of the Common Stock. In addition, the trading price of the Common Stock could be subject to wide fluctuations in response to variations in financial estimates by securities analysts and other events or facts. See "Shares Eligible for Future Sale" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

  The initial public offering price of the Common Stock offered hereby is substantially higher than the book value per share of the outstanding Common Stock. Accordingly, investors purchasing Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value per share of $6.27 (assuming an initial public offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions payable by the Company). See "Dilution."

ABSENCE OF DIVIDENDS

  Following the Offering, the Company intends to retain earnings to finance the growth and development of its business. Additionally, provisions in the Warehouse Credit Facility contain certain restrictions on the Company's ability to pay dividends on the Common Stock. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements contained in this Prospectus, including, without limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the Company's dependence on securitization transactions, external financing, key personnel and its majority stockholder; the Company's need for additional capital; interest rate, residual realization and default risks; uncertainty concerning the Company's ability to sustain increasing volumes of receivables, its limited operating history and history of operating losses; competition; the risk of changes in accounting principles or tax laws affecting the Company; and other factors referred to in this Prospectus. Certain of these factors are discussed in more detail elsewhere in this Prospectus, including, without limitation, in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Given these uncertainties, prospective purchasers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to announce publicly the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                  THE COMPANY

  The Company was incorporated on February 9, 1995 in Delaware as a wholly owned subsidiary of PLMI. PLMI, incorporated in 1987, is a diversified equipment leasing company operating and managing, directly and through various subsidiaries, a portfolio of transportation, industrial and commercial equipment and related assets with a combined original acquisition cost of approximately $1.2 billion at December 31, 1997. With the exception of its subsidiary AFG's activities in the industrial and commercial equipment sector, PLMI's operations focus on the leasing and management of transportation equipment, including aircraft and aircraft engines, marine vessels, railcars, trailers and marine containers, which together accounted for approximately 87% of its combined portfolio as of December 31, 1997.

  In January 1995, PLMI entered into an agreement with an entity presently named Equis Financial Group, a Massachusetts general partnership and manager of publicly owned limited partnerships engaged in the equipment leasing business ("Equis"). During 1995, the Company provided management services, including certain accounting, investor and asset management services, for certain of the Equis investor programs, for which the Company earned management fees and other revenues. During the period the Company provided such services to Equis, Equis's business consisted of approximately 55 employees, including Messrs. Dugan and Zerrer, managing 30 public limited partnerships with approximately 50,000 limited partnership investors and aggregate assets in excess of $700 million (based on original acquisition cost).

  In December 1995, the agreement with Equis was modified to terminate the management of the Equis investor programs following a determination by PLMI that the business of providing management services did not meet either the profitability expectations or strategic growth objectives it held for the Company. Under the modified agreement, the Company hired certain of Equis's lease origination and servicing employees and acquired from Equis certain customer lists, master lease agreements and the rights to originate and service equipment leases sold to an institutional program. Additionally, the modified agreement provided for the Company to purchase certain software, computers and furniture from Equis. The Company began 1996 with an owned portfolio on a net book value basis of $17.7 million in leases and associated equipment and 19 employees. As of June 30, 1998, the owned portfolio of leases and structured finance products was $201.9 million and the Company had 25 employees. Except for the delivery of certain tax information by the Company to Equis, the Company has no ongoing affiliation with Equis.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered hereby, after deducting estimated underwriting discounts and other expenses of the Offering (all of which are payable by the Company), are estimated to be approximately $19,541,000 at an assumed initial public offering price of $14.00 per share (approximately $22,608,000 if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the proceeds from the sale of shares of Common Stock in the Offering by the Selling Stockholder. See "Principal and Selling Stockholders."

  The Company intends to use a portion of the net proceeds of the Offering to repay any indebtedness owed to PLMI and the remainder of the net proceeds to originate new leases and structured finance products. In the event any of the net proceeds of the Offering are not immediately used by the Company to purchase leases or structured finance products, the Company will use such proceeds to repay a portion of its short term debt outstanding under the Warehouse Credit Facility, which totaled $44.8 million at June 30, 1998. Following the Offering, borrowings under the Warehouse Credit Facility will bear interest, at the option of the Company, at a floating rate equal to 30-day LIBOR plus 1.25% or at the prime rate. Pending such uses, the proceeds of the Offering will be invested in short-term, investment grade interest-bearing securities. The Company may require additional financing in the future to finance continuing growth. No assurance can be given that such financing will be available on terms favorable to the Company, if at all.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on the Common Stock. The Company currently intends to retain all of its future earnings, if any, to finance the growth and development of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Additionally, provisions in the Warehouse Credit Facility contain certain restrictions on the Company's ability to pay dividends on the Common Stock. Any change in the Company's dividend policy in the future will be made at the discretion of the Company's Board of Directors in light of the financial condition, capital requirements, earnings and prospects of the Company and other factors that the Board of Directors may deem relevant at such time. See "Risk Factors--Control of the Company by Majority Stockholder; Conflicts of Interest, --Absence of Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the debt and equity capitalization of the Company as of June 30, 1998 and as adjusted on a pro forma basis to give effect to the sale of 1,570,000 shares of Common Stock, at an assumed initial public offering price of $14.00 per share, by the Company in the Offering and the application of the net proceeds of such sale (in thousands of dollars, except per share data):

                                                              JUNE 30, 1998
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                               (UNAUDITED)
Warehouse Credit Facility................................. $ 44,803  $ 25,262
Nonrecourse debt..........................................  123,491   123,491
                                                           --------  --------
    Total debt (1)........................................  168,294   148,753
                                                           --------  --------
Stockholders' equity:
  Common stock ($0.01 par value; 4,200,000 shares
   authorized, issued and outstanding, actual; 30,000,000
   shares authorized, 5,770,000 issued and outstanding as
   of June 30, 1998, as adjusted) (2).....................       42        58
  Retained earnings.......................................    1,493     1,493
  Paid-in capital, in excess of par.......................   26,650    46,175
                                                           --------  --------
    Total stockholders' equity............................   28,185    47,726
                                                           --------  --------
Total capitalization...................................... $196,479  $196,479
                                                           ========  ========

--------

(1) For information concerning the Company's debt, see Notes 6 and 7 to the consolidated financial statements included elsewhere in this Prospectus.

(2) Based on 4,200,000 shares of Common Stock outstanding as of June 30, 1998, after giving effect to the 4,200-for-1 stock split effected on August 27, 1998, plus 1,570,000 shares of Common Stock to be sold by the Company in the Offering. Excludes 865,500 shares of Common Stock reserved for issuance under the Company's 1998 Management Stock Compensation Plan, 544,682 of which will be subject to options to be issued upon completion of the Offering, and 100,000 shares of Common Stock reserved for issuance under the Company's Directors' 1998 Nonqualified Stock Option Plan, 50,000 of which will be subject to options to be issued upon completion of the Offering. See "Management--Stock Incentive Plans."

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1998 was approximately $25.1 million or $5.97 per share of Common Stock outstanding at such time. Net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets, divided by the total number of shares of Common Stock outstanding at such time, as adjusted to give effect to the 4,200-for-1 stock split effected on August 27, 1998.

  Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock offered hereby immediately after completion of the Offering. After giving effect to the sale of the Common Stock at an estimated initial public offering price of $14.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus) and after deduction of the underwriting discounts and commissions and estimated expenses of the Offering, the adjusted pro forma net tangible book value, as of June 30, 1998, would have been approximately $44.6 million or $7.73 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.76 per share to existing stockholders and an immediate dilution of $6.27 per share to new investors purchasing the Common Stock. The following table illustrates the pro forma per share dilution, as of June 30, 1998:

   Estimated initial public offering price per share.............        $14.00
   Pro forma net tangible book value per share at June 30, 1998..  $5.97
   Increase per share in pro forma net tangible book value
    attributable to new investors................................   1.76
                                                                   -----
   Pro forma net tangible book value per share after the
    Offering.....................................................          7.73
                                                                         ------
   Dilution per share to new investors...........................        $ 6.27
                                                                         ======

  The following table sets forth, after giving effect to the Offering, the number of shares of Common Stock purchased from the Company, the total consideration paid therefor and the average price per share paid by the existing stockholder and by new investors:

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                 ----------------- ------------------- PRICE PER
                                  NUMBER   PERCENT   AMOUNT    PERCENT   SHARE
                                 --------- ------- ----------- ------- ---------
Existing stockholder............ 4,200,000   72.8% $26,692,000   54.8%  $ 6.36
New investors................... 1,570,000   27.2   21,980,000   45.2    14.00
                                 ---------  -----  -----------  -----
  Total......................... 5,770,000  100.0% $48,672,000  100.0%
                                 =========  =====  ===========  =====

  The foregoing table does not give effect to the sale of Common Stock in the Offering by the Selling Stockholder. The sale of shares of Common Stock by the Selling Stockholder in the Offering will reduce the number of such shares held by the existing stockholder to 3,620,000, or approximately 62.7% of the total number of shares of Common Stock outstanding upon completion of the Offering, and will increase the number of such shares held by new investors to 2,150,000, or 37.3% of the total number of shares of Common Stock outstanding upon completion of the Offering. See "Principal and Selling Stockholders."

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  FOR THE PERIOD FROM FEBRUARY 9, 1995 (INCEPTION) THROUGH DECEMBER 31, 1995,

 THE YEARS ENDED DECEMBER 31, 1996 AND 1997, AND THE SIX MONTHS ENDED JUNE 30,
                              1997 AND 1998
               (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

  The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The statement of operations data for the period from February 9, 1995 (inception) through December 31, 1995, for the years ended December 31, 1996 and 1997, and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from the consolidated financial statements of the Company which have been audited by KPMG Peat Marwick LLP, independent auditors, and are included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." (1)

                                                 FOR THE YEAR       FOR THE SIX
                             FOR THE PERIOD          ENDED         MONTHS ENDED
                          FROM FEBRUARY 9, 1995  DECEMBER 31,        JUNE 30,
                           (INCEPTION) THROUGH  ----------------  ----------------
                            DECEMBER 31, 1995    1996     1997     1997     1998
                          --------------------- -------  -------  -------  -------
                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Finance lease..........         $   --         $ 1,763  $ 7,027  $ 3,245  $ 5,708
 Operating lease .......           2,293          5,020    8,634    4,562    4,193
 Financing income.......             --              92      546      291      336
 Management fees........             145            485      729      326      407
 Revenue from sale of
  leases and related
  assets................           1,252          2,188    3,737    1,605    1,776
                                 -------        -------  -------  -------  -------
 Revenues from ongoing
  business activities...           3,690          9,548   20,673   10,029   12,420
Revenues from the
 management of Equis
 investor programs......           1,635            --       --       --       --
                                 -------        -------  -------  -------  -------
 Total revenues.........           5,325          9,548   20,673   10,029   12,420
Expenses:
 Operations support.....           5,686          3,509    3,947    1,921    2,021
 Depreciation and
  amortization..........               8          4,292    6,622    3,569    3,633
 General and
  administrative........             867          1,178    1,263      632      596
                                 -------        -------  -------  -------  -------
 Total costs and
  expenses..............           6,561          8,979   11,832    6,122    6,250
                                 -------        -------  -------  -------  -------
Operating income........          (1,236)           569    8,841    3,907    6,170
Interest expense........             --          (2,019)  (5,800)  (2,804)  (4,780)
Interest income.........             --             176      324      151      232
Other expenses..........             --             (19)     --       --       --
                                 -------        -------  -------  -------  -------
Income (loss) before
 income taxes...........          (1,236)        (1,293)   3,365    1,254    1,622
Provision for (benefit
 from) income taxes.....            (442)          (457)   1,259      469      605
                                 -------        -------  -------  -------  -------
Net income (loss).......         $  (794)       $  (836) $ 2,106  $   785  $ 1,017
                                 =======        =======  =======  =======  =======
Basic and diluted
 earnings (loss) per
 weighted-average share
 of Common Stock
 outstanding (2)........         $ (0.19)       $ (0.20) $  0.50  $  0.19  $  0.24
                                 =======        =======  =======  =======  =======
PRO FORMA DATA: (3)
Historical net loss.....                        $  (836)
 Pro forma adjustments
  to reflect net income
  from subsidiary of
  Parent earned on
  behalf of the
  Company...............                            838
                                                -------
  Pro forma net income..                        $     2
                                                =======
 Pro forma basic and
  diluted earnings per
  weighted-average share
  of Common Stock
  outstanding (2).......                        $  0.00
                                                =======

                                                 DECEMBER 31,
                                            -----------------------  JUNE 30,
                                             1995   1996     1997      1998
                                            ------ ------- -------- -----------
                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Net investment in direct finance leases.... $  --  $52,964 $112,465  $158,785
Net investment in operating leases.........    --   31,134   23,745    20,458
Loans receivable...........................    --    5,718    5,861    22,634
Total assets...............................  2,644  99,321  151,466   214,312
Short term debt............................    --   26,886   23,040    44,803
Advance from PLMI..........................    --      --     6,478       --
Nonrecourse debt...........................    --   45,392   81,302   123,491
Total liabilities..........................    810  81,448  131,487   186,127
Stockholder's equity.......................  1,834  17,873   19,979    28,185

-------

(1) The consolidated financial data as of and for the six months ended June 30, 1997 and 1998 are unaudited but have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for fair presentation of the financial position and results of operations for these periods.

(2) Earnings per share reflect the 4,200-for-1 stock split effected on August 27, 1998. Weighted average shares outstanding used in the earnings per share calculation were 4,200,000 for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998.

(3) Pro forma data give effect to income earned on equipment purchased by another subsidiary of PLMI. The Company arranged for the purchase of this equipment, incurred all related origination costs and serviced the related receivables. See Note 13 to the consolidated financial statements included elsewhere in this Prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The primary activity of the Company is the funding and servicing of long-term direct finance leases, operating leases and secured loans. Master lease agreements are entered into with predominantly investment-grade lessees and serve as the basis for marketing efforts. The underlying assets represent a broad range of commercial and industrial equipment, such as manufacturing and materials handling equipment, computer and telecommunications equipment, point of sale equipment, construction and mining equipment, over-the-road trucks and office equipment. The Company derives an operating profit from the positive difference between the yield received on leases and secured loans owned by the Company and the associated cost of funds. The Company also originates and services leases for institutional leasing investment programs ("institutional programs") for which it receives acquisition and management fees. In addition, the Company earns syndication fees for arranging purchases and sales of equipment between other unaffiliated third parties.

  The Company earns finance lease income for leases that meet the criteria for direct finance leases, as defined by Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases" ("SFAS No. 13"). A lease is a direct finance lease if the collectibility of lease payments is reasonably certain and one of the following criteria is met: (i) the lease transfers ownership of the equipment to the lessee by the end of the lease term, (ii) the lease contains a bargain purchase option, (iii) the lease term at inception is at least 75% of the estimated economic life of the leased equipment or (iv) the present value of the minimum lease payments, including third party guaranteed residual values, is at least 90% of the fair value of the leased equipment at the inception of the lease. For direct finance leases, the underlying equipment is not recorded on the Company's balance sheet, but an investment in direct finance lease is recorded that equals the present value of the minimum lease payments and the estimated residual value. The Company amortizes the lease payments over the life of the relevant direct finance lease to the estimated residual value. The Company earns operating lease income for leases that do not meet the criteria of direct finance leases, as defined by SFAS No. 13. For operating leases, the underlying equipment is recorded on the Company's balance sheet at cost and depreciated to an estimated residual value over the lease term, which usually ranges from one to seven years. The Company reviews the carrying values of its residual interests at least annually in relation to expected future market values for the equipment in which it holds residual interests for the purpose of assessing recoverability of recorded amounts.

  The Company earns financing income on loans to customers and retains a security interest in the equipment purchased with the loan proceeds and the related leases.

  On January 1, 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). SFAS No. 125 provides guidelines for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company's transfers of direct finance leases and loans to the Securitization Facility are accounted for as financings under SFAS No. 125.

  The transfer to the Securitization Facility of equipment subject to operating leases, in which the Company retains substantial risk of ownership, are accounted for as financings under SFAS No. 13. The transfer of equipment subject to operating leases to institutional programs and third parties, where the Company retains no risk of ownership, are treated as sales with gain or loss on sale recognized in the period title passes.

  During 1996 and 1997, the Company originated transactions with an original cost to the Company of $192.0 million and $155.8 million, respectively. During 1996 and 1997, the Company sold equipment subject to lease with an original cost of $40.7 million and $58.3 million, respectively. As of December 31, 1996 and 1997, the Company's portfolio (based on original equipment cost) totaled $92.0 million and $161.9 million, respectively. As of December 31, 1996 and 1997, the Company's owned or serviced portfolio (based on original equipment cost) totaled $195.2 million and $297.6 million, respectively.

COMPARISON OF THE COMPANY'S OPERATING RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998

 Revenues

                                                         FOR THE SIX MONTHS
                                                           ENDED JUNE 30,
                                                      -------------------------
                                                          1997         1998
                                                      ------------ ------------
                                                      (IN THOUSANDS OF DOLLARS)
   Finance lease..................................... $      3,245 $      5,708
   Operating lease...................................        4,562        4,193
   Financing income..................................          291          336
   Management fees...................................          326          407
   Revenue from sale of leases and related assets....        1,605        1,776
                                                      ------------ ------------
    Total revenues................................... $     10,029 $     12,420
                                                      ============ ============

  Finance lease. Finance lease income increased $2.5 million (76%) during the six months ended June 30, 1998, compared to the same period of 1997, due to an increase in commercial and industrial assets that were on finance lease. During the six months ended June 30, 1997, the average investment in direct finance leases was $59.6 million, compared to $130.1 million in the same period of 1998.

  Operating lease. Operating lease income decreased $0.4 million (8%) as a result of a decrease in average commercial and industrial equipment owned and on operating lease during the six months ended June 30, 1998, compared to the same period in 1997.

  Financing income. Financing income increased $45,000 (15%) during the six months ended June 30, 1998, compared to the same period of 1997, as a result of an increase in average loans outstanding to customers. During the six months ended June 30, 1997, the average loans outstanding to customers were $5.8 million, compared to $9.3 million in the same period of 1998.

  Management fees. Management fees increased $0.1 million (25%) during the six months ended June 30, 1998, compared to the same period of 1997, as a result of an increase in the aggregate equipment portfolio serviced on behalf of the institutional programs and due to the timing of receipts from the institutional programs. The average cost of equipment managed on behalf of institutional programs for the six months ended June 30, 1997 and 1998 was $106.1 million and $142.3 million, respectively.

  Revenue from the sale of leases and related assets. Revenue from the sale of leases and related assets includes gains from the sale of commercial and industrial equipment, syndication fees and acquisition fees. During the six months ended June 30, 1997, the Company earned $1.4 million from the sale of commercial and industrial equipment, which included $0.4 million of gains from sales to the institutional programs and $1.0 million of gains from sales to other unaffiliated third parties. During the six months ended June 30, 1998, the Company earned $1.1 million from the sale of commercial and industrial equipment, which included $0.6 million of gains from sales to the institutional programs and $0.5 million of gains from sales to other unaffiliated third parties. These sales typically occurred within six months of the original purchase of the equipment.

  From time to time, the Company earns syndication fees for arranging purchases and sales of equipment subject to lease between unaffiliated third parties. There were no material syndication fees earned for the six months ended June 30, 1997. Syndication fees were $0.3 million for the six months ended June 30, 1998. During the six months ended June 30, 1998, the Company syndicated transactions for commercial and industrial equipment with an original cost of $25.1 million.

  Acquisition fees related to equipment subject to lease purchased by the Company for the institutional programs were $0.2 million and $0.4 million for the six months ended June 30, 1997 and 1998, respectively. For the six months ended June 30, 1997 and 1998, the Company placed equipment with a cost of $7.6 million and $14.1 million, respectively, into these programs.

 Costs and Expenses

                                                      FOR THE SIX MONTHS ENDED
                                                              JUNE 30,
                                                      -------------------------
                                                          1997         1998
                                                      ------------ ------------
                                                      (IN THOUSANDS OF DOLLARS)
   Operations support................................ $      1,921 $      2,021
   Depreciation and amortization.....................        3,569        3,633
   General and administrative........................          632          596
                                                      ------------ ------------
    Total costs and expenses......................... $      6,122 $      6,250
                                                      ============ ============

  Operations support. Operations support expense (including salary and office-related expenses for lease origination and servicing activities and provision for doubtful accounts) increased $0.1 million (5%) for the six months ended June 30, 1998, compared to the same period of 1997. The increase resulted mainly from an increase in compensation and benefits expenses relating to the expansion of overall leasing activities. Operations support expense increased 5% for the six months ended June 30, 1998, compared to the same period of 1997, while the original cost of the equipment portfolio increased 132%.

 Other Income and (Expenses)

                                                                 FOR THE SIX
                                                                MONTHS ENDED
                                                                  JUNE 30,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
                                                                (IN THOUSANDS
                                                                 OF DOLLARS)
   Interest expense........................................... $(2,804) $(4,780)
   Interest income............................................     151      232

  Interest expense. Interest expense increased $2.0 million (70%) for the six months ended June 30, 1998, compared to the same period of 1997, due to an increase in average borrowings to fund the Company's equipment portfolio growth. Average balances outstanding on the Securitization Facility during the six months ended June 30, 1997 and 1998 were $48.6 million and $82.8 million, respectively. Average balances outstanding on the Warehouse Credit Facility during the six months ended June 30, 1997 and 1998 were $23.7 million and $28.5 million, respectively. The average balance outstanding on the advance from PLMI was $1.6 million during the six months ended June 30, 1997. There were no nonrecourse notes payable during the six months ended June 30, 1997. The average balance outstanding on the advance from PLMI and the nonrecourse notes payable were $1.4 million and $14.5 million, respectively, during the six months ended June 30, 1998.

  Interest income. Interest income increased $0.1 million (54%) for the six months ended June 30, 1998, compared to the same period of 1997, due to an increase in average restricted cash balances.

 Provision for Income Taxes

  For the six months ended June 30, 1997, the provision for income taxes was $0.5 million resulting from $1.3 million in pretax income, representing an effective rate of 37%. For the six months ended June 30, 1998, the provision for income taxes was $0.6 million resulting from $1.6 million in pretax income, representing an effective rate of 37%.

 Net Income

  As a result of the foregoing, the six months ended June 30, 1997 net income was $0.8 million. For the same period of 1998, net income was $1.0 million.

COMPARISON OF THE COMPANY'S OPERATING RESULTS FOR THE PERIOD FROM FEBRUARY 9, 1995 ("INCEPTION") THROUGH DECEMBER 31, 1995 AND THE YEAR ENDED DECEMBER 31, 1996

  In January 1995, PLMI entered into an agreement to obtain certain assets and manage certain operations of an entity presently named Equis Financial Group, a Massachusetts general partnership ("Equis"). During 1995, the Company provided management services under the agreement for certain of the Equis investor programs, for which the Company earned management fees and other revenues. In December 1995, the agreement was modified to terminate the management of the Equis investor programs. Under the modified agreement, the Company hired certain Equis lease origination and servicing employees and acquired from Equis certain customer lists, master lease agreements and the rights to originate and service equipment leases sold to an institutional program. The Company paid $3.2 million in the transaction, $0.5 million of which was allocated to software, computers and furniture, $0.8 million of which was allocated to certain intangible assets based on estimated fair value, and the balance of $1.9 million was recorded as goodwill.

 Revenues

                                                       1995         1996
                                                   ------------ ------------
                                                      (IN THOUSANDS OF DOLLARS)
   Finance lease.................................  $        --  $      1,763
   Operating lease...............................         2,293        5,020
   Financing income..............................           --            92
   Management fees...............................           145          485
   Revenue from sale of leases and related
    assets.......................................         1,252        2,188
                                                   ------------ ------------
   Revenues from ongoing business activities.....         3,690        9,548
   Revenues from the management of Equis investor
    programs.....................................         1,635          --
                                                   ------------ ------------
    Total revenues...............................  $      5,325 $      9,548
                                                   ============ ============

  Finance lease, operating lease and financing income. Increases in finance lease, operating lease and financing income for the period from inception through December 31, 1995, as compared to the year ended December 31, 1996, resulted from the overall expansion of leasing activities during 1996.

  Management fees. During the period from inception through December 31, 1995 and the year ended December 31, 1996, the Company earned management fees related to institutional programs. Management fees were $0.1 million during the period from inception through December 31, 1995 and $0.5 million for 1996 (a 234% increase) as a result of an increase in the average equipment portfolio serviced on behalf of an institutional program. The average cost of equipment managed on behalf of institutional programs in the period from inception through December 31, 1995 and in the year ended December 31, 1996 was $45.2 million and $86.7 million, respectively.

  Revenue from sale of leases and related assets. During 1996, the Company earned $1.0 million from the sale of commercial and industrial equipment, which included $0.5 million of gains from sales to institutional programs and $0.5 million of gains from sales to other unaffiliated third parties. There were no gains from the sale of commercial and industrial equipment in 1995.

  During the period from inception through December 31, 1995 and the year ended December 31, 1996, the Company earned syndication fees for arranging purchases and sales of equipment subject to lease between unaffiliated third parties. Syndication fees were $0.1 million and $0.4 million in the period from inception through December 31, 1995 and in the year ended December 31, 1996, respectively, due to an increase in lease syndication transactions in 1996, compared to the period from inception through December 31, 1995.

  During the period from inception through December 31, 1995 and the year ended December 31, 1996, the Company earned acquisition fees related to institutional programs. Acquisition fees were $1.1 million from the period from inception through December 31, 1995, compared to $0.8 million for the year ended December 31, 1996 (a 27% decrease) as a result of a decrease in equipment purchased and leased on behalf of institutional programs in 1996.

  Revenues from the management of Equis investor programs. Management fees and other revenues related to the management services provided by the Company for the Equis investor programs in 1995 are shown as revenues from the management of Equis investor programs from the period from inception through December 31, 1995 in the statement of operations. As a result of the modification of the purchase agreement with Equis in December 1995, the Company no longer performs these services.

 Costs and Expenses

                                                          1995         1996
                                                      ------------ ------------
                                                      (IN THOUSANDS OF DOLLARS)
   Operations support................................ $      5,686 $      3,509
   Depreciation and amortization.....................            8        4,292
   General and administrative........................          867        1,178
                                                      ------------ ------------
    Total costs and expenses......................... $      6,561 $      8,979
                                                      ============ ============

  Operations support. Operations support expense (including salary and office-related expenses for lease origination and servicing activities and provision for doubtful accounts) decreased $2.2 million (38%) in the year ended December 31, 1996, compared to the period from inception through December 31, 1995, as a result of the modifications to the management agreement in December 1995 pursuant to which the Company no longer provides management services to the Equis investor programs. This resulted in reduced staffing related to lease servicing activities.

  Depreciation and amortization. Depreciation and amortization expense increased $4.3 million for the year ended December 31, 1996, compared to the period from inception through December 31, 1995. The increase was due to an increase in average commercial and industrial equipment owned and on operating lease.

  General and administrative. General and administrative expense (including the cost of legal, accounting, data processing, human resources and risk management services) increased $0.3 million (36%) for the year ended December 31, 1996, compared to the period from inception through December 31, 1995, as a result of management information services and human resources expenses allocated to the Company and increased services provided by PLMI and allocated to the Company due to the expansion of overall leasing activities in the year ended December 31, 1996. No management information or human resources expenses were allocated to the Company by PLMI from inception through December 31, 1995 as no such services were provided by PLMI to the Company during that period. These costs were allocated to the Company based on time spent on these activities by personnel of PLMI.

 Other Income and (Expenses)

                                                         1995         1996
                                                      -------------------------
                                                      (IN THOUSANDS OF DOLLARS)
   Interest expense.................................. $       --  $      (2,019)
   Interest income...................................         --            176
   Other expense.....................................         --            (19)

  All increases in other income and expenses for the year ended December 31, 1996, as compared to the period from inception through December 31, 1995, resulted from the overall expansion of leasing activities during 1996.

  The average balance outstanding on the Warehouse Credit Facility during 1996 was $30.9 million. The average balance outstanding on the Securitization Facility during 1996 was $15.6 million.

 Benefit from Income Taxes

  For the period from inception through December 31, 1995, the Company recognized a benefit for income taxes of $0.4 million as a result of the $1.2 million pretax loss, resulting in an effective benefit rate of 36%. For the year ended December 31, 1996, the benefit for income taxes was $0.5 million as a result of the $1.3 million pretax loss, representing an effective rate of 35%.

 Net Loss

  As a result of the foregoing, for the period from inception through December 31, 1995 and for the year ended December 31, 1996, the net loss was $0.8 million.

COMPARISON OF THE COMPANY'S OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997

 Revenues

                                                         1996         1997
                                                     ------------ -------------
                                                     (IN THOUSANDS OF DOLLARS)
   Finance lease.................................... $      1,763 $       7,027
   Operating lease..................................        5,020         8,634
   Financing income.................................           92           546
   Management fees..................................          485           729
   Revenue from sale of leases and related assets...        2,188         3,737
                                                     ------------ -------------
    Total revenues.................................. $      9,548 $      20,673
                                                     ============ =============

  Finance lease. Finance lease income increased $5.3 million (299%) during 1997, compared to 1996, due to an increase in commercial and industrial assets that were on finance lease. During 1996, the average investment in direct finance leases was $20.6 million, compared to $74.5 million in 1997.

  Operating lease. Operating lease income increased $3.6 million (72%) as a result of an increase in commercial and industrial equipment owned and on operating lease. During 1996, the average cost of equipment on operating lease was $12.9 million, compared to $24.0 million in 1997.

  Financing income. Financing income increased $0.5 million (493%) during 1997 as a result of increased average loans to customers. During 1996 and 1997, the average loans outstanding were $1.1 million and $5.5 million, respectively.

  Management fees. Management fees increased $0.2 million (50%) during 1997, compared to 1996, as a result of an increase in the aggregate equipment portfolio serviced on behalf of institutional programs. The average cost of equipment managed on behalf of institutional programs in 1996 and 1997 was $86.7 million and $112.4 million, respectively.

  Revenue from sale of leases and related assets. During 1996, the Company earned $1.0 million from the sale of commercial and industrial equipment, which included $0.5 million of gains from sales to institutional programs and $0.5 million of gains from sales to other unaffiliated third parties. During 1997, the Company earned $2.4 million from the sale of commercial and industrial equipment, which included $0.8 million of gains from sales to institutional programs and $1.6 million of gains from sales to other unaffiliated third parties. These sales typically occurred within six months of the original purchase of the equipment.

  The Company earns syndication fees for arranging purchases and sales of equipment subject to lease between unaffiliated third parties. Syndication fees were $0.4 million and $0.5 million in 1996 and 1997, respectively, due to an increase in lease syndication transactions in 1997, compared to 1996. During 1996, the Company syndicated commercial and industrial equipment with an original cost of $49.2 million. During 1997, the Company syndicated transactions for commercial and industrial equipment with an original cost of $32.0 million.

  Acquisition fees related to equipment subject to lease purchased by the Company for institutional programs were $0.8 million for both 1996 and 1997. In 1996 and 1997, the Company placed equipment, with a cost of $23.0 million and $29.6 million, respectively, into these programs.

 Costs and Expenses

                                                         1996         1997
                                                     ------------ -------------
                                                     (IN THOUSANDS OF DOLLARS)
   Operations support............................... $      3,509 $       3,947
   Depreciation and amortization....................        4,292         6,622
   General and administrative.......................        1,178         1,263
                                                     ------------ -------------
    Total costs and expenses........................ $      8,979 $      11,832
                                                     ============ =============

  Operations support. Operations support expense (including salary and office-related expenses for lease origination and servicing activities and provision for doubtful accounts) increased $0.4 million (12%) for 1997, compared to 1996. The increase resulted mainly from an increase in compensation and benefits expenses and other costs associated with the expansion of overall leasing activities. Operations support expense increased 12% for 1997, compared to 1996, while the original cost of the equipment portfolio increased 76%.

  Depreciation and amortization. Depreciation and amortization expense increased $2.3 million (54%) for 1997, compared to 1996. The increase was due to an increase in average commercial and industrial equipment owned and on operating lease.

  General and administrative. General and administrative expense (including the cost of legal, accounting, data processing, human resources and risk management services) increased $0.1 million (7%) for 1997, compared to 1996, as a result of increased services provided by PLMI and allocated to the Company, due to the expansion of overall leasing activities. These costs were allocated to the Company based on time spent on these activities by personnel of PLMI.

 Other Income and (Expenses)

                                                         1996          1997
                                                     ------------  ------------
                                                     (IN THOUSANDS OF DOLLARS)
   Interest expense................................. $     (2,019) $     (5,800)
   Interest income..................................          176           324
   Other expense....................................          (19)          --

  Interest expense. Interest expense increased $3.8 million (187%) for 1997, compared to 1996, due to an increase in average borrowings under the Warehouse Credit Facility and Securitization Facility to fund the Company's equipment portfolio growth. Average balances on the Warehouse Credit Facility during 1996 and 1997 were $30.9 million and $13.8 million, respectively. Average balances outstanding on the Securitization Facility during 1996 and 1997 were $15.6 million and $57.4 million, respectively.

  Interest income. Interest income increased $0.1 million (84%) for 1997, compared to 1996, as a result of higher average restricted cash balances in 1997, compared to 1996.

 Provision for (Benefit from) Income Taxes

  For 1996, the Company recognized a benefit for income taxes of $0.5 million as a result of the $1.3 million pretax loss, resulting in an effective benefit rate of 35%. For 1997, the provision for income taxes was $1.3 million as a result of the $3.4 million pretax income, representing an effective rate of 37%.

 Net Income (Loss)

  As a result of the foregoing, the 1996 net loss was $0.8 million. For 1997, net income was $2.1 million.

 Pro Forma Data

  Prior to the Company becoming a borrower on the Warehouse Credit Facility in September 1996, the Company arranged for the purchase of commercial and industrial equipment by TEC AquiSub, Inc., another subsidiary of PLMI ("TEC AcquiSub"). All costs related to arranging these transactions are included in the Company's 1996 results, but, the revenues earned from those transactions are not included in the Company's results. As of September 1, 1996, all equipment owned by TEC AcquiSub was sold to the Company at its net book value, which approximated its fair market value. Incorporating the income and expenses incurred by TEC AcquiSub related to these transactions would add $0.8 million of income for the period, producing pro forma net income of $2,000.


LIQUIDITY AND CAPITAL RESOURCES

  Cash requirements have historically been satisfied through borrowings, capital contributions from PLMI, cash flow from operations and the sale of equipment. In the past, the Company has funded the equity portion of equipment purchases through investments in the Company by PLMI. The Company believes that the net proceeds to the Company from the sale of the shares of Common Stock in the Offering will be adequate to fund the equity portion of equipment purchases for the forseeable future.

  Liquidity for the remainder of 1998 and beyond will depend, in part, on the volume of commercial and industrial equipment leasing transactions for which the Company earns fees and an interest rate spread, the servicing of existing leases sold to institutional programs, and the purchase and sale of equipment. Management believes that it will have sufficient liquidity and capital resources for the foreseeable future. Future liquidity is influenced by the factors summarized below.

 Debt Financing

  Warehouse Credit Facility. In May 1996, the Company entered as a co-borrower into the Warehouse Credit Facility, a $35.0 million warehouse agreement, with First Union National Bank of North Carolina ("First Union") and certain other lenders. The other borrowers were another subsidiary of PLMI and several investment programs managed by an affiliate of PLMI. In December 1997, the Warehouse Credit Facility was amended and increased to provide $50.0 million and certain terms and conditions of the facility were revised to accommodate borrowing requirements specific to the Company's leases and collateral. This facility was amended on June 1, 1998 to temporarily increase the Company's borrowing capacity on the facility from $50.0 million to $55.0 million until September 1, 1998. On June 8, 1998, this facility was amended again to temporarily increase the Company's borrowing capacity on the facility from $55.0 million to $60.0 million until July 8, 1998. The Warehouse Credit Facility provides a source of interim financing prior to transfer of leases and associated equipment into the Securitization Facility or sale to institutional programs or unaffiliated third parties. The Warehouse Credit Facility also provides for advances against the lease payment stream (up to 90% of the original equipment cost) and a portion of the insured residual value. As of June 30, 1998, the Company had $44.8 million outstanding under the Warehouse Credit Facility, bearing interest at a floating rate equal to 30-day LIBOR plus 1.625% or the prime rate of interest. The Warehouse Credit Facility is with recourse to the Company and contains a tangible net-worth financial covenant by the Company with which the Company has remained in compliance. The Warehouse Credit Facility currently expires on November 2, 1998, and all borrowings under the facility are guaranteed by PLMI. The Warehouse Credit Facility is being revised to provide at least $35.0 million for the Company without guarantees, support from PLMI or access to the facility by other PLMI affiliates. The revised facility will bear interest at a floating rate equal to 30-day LIBOR plus 1.25% or the prime rate of interest and will include additional financial covenants. Had such additional covenants been in place at June 30, 1998, the Company would have been in compliance with such covenants. First Union, as agent, has approved the terms and conditions of the revised facility, including its provision for a term of one year. The Company believes that the one-year term of the revised facility will be renewed.

  Borrowings secured by investment-grade lessees can be held under the Warehouse Credit Facility until the facility's expiration. Borrowings secured by noninvestment-grade lessees may be outstanding for 120 days. As of August 31, 1998, the Company had $38.4 million in borrowings outstanding under the Warehouse Credit Facility and there were $4.1 million in additional borrowings on this facility by other co-borrowers.

  Securitization Facility. In July 1995, AFG Credit Corporation, a wholly owned, bankruptcy-remote special purpose subsidiary of the Company ("AFG Credit"), entered into the Securitization Facility, an $80.0 million securitized master trust facility with First Union. Pursuant to the Securitization Facility, the Company, on an on-going basis, transfers and sells leases and associated equipment to AFG Credit, which finances the receivables due under the leases through a master trust. The transfer and sale of leases and associated equipment to AFG Credit are treated as a financing, and the Company recognizes direct finance and operating lease income over the life of the lease. In October 1997, the Securitization Facility was increased to $125.0 million. As of June 30, 1998, $105.9 million was outstanding under the Securitization Facility, bearing interest at the commercial paper index plus the cost of the Company's hedging contracts. The Securitization Facility requires that not less than 90% of the receivables in the facility be hedged against interest rate risks. As of June 30, 1998, all of the outstanding receivables in the facility were hedged against such risks. The Securitization Facility financed approximately $49.6 million of receivables during the six months ended June 30, 1998. To date the master trust has issued 100% of the notes as senior notes and has not issued any subordinated notes through the facility. The Securitization Facility is recourse to AFG Credit but nonrecourse to the Company. In October 1998, the Company received a commitment letter from First Union extending the availability of borrowings under the facility through October 12, 1999.

  The Company continually seeks to improve the efficiency and execution of its securitization transactions. The Company has maintained a spread over comparable treasury securities on the senior notes of 50 basis points, before hedging costs, which the Company is striving to improve. The Company intends that improvements in the effective costs of funds provided through the Securitization Facility generally will be reflected in the pricing offered by the Company, thereby maintaining or improving the Company's competitiveness in the marketplace. Repayment under the Securitization Facility matches the terms of the underlying leases. As of August 31, 1998, $105.0 million in borrowings was outstanding under the facility. The Company believes that it will be able to renew the Securitization Facility on substantially the same terms upon its expiration. The Company believes that it will be able to increase the Securitization Facility as necessary.

  Nonrecourse Notes. In addition to the Securitization Facility, the Company also had $17.5 million and $19.6 million in nonrecourse notes payable outstanding as of June 30, 1998 and August 31, 1998, respectively. These nonrecourse notes are secured by direct finance leases on commercial and industrial equipment with terms corresponding to the note repayment schedule with maturities through and including May 2005. The notes bear interest from 8.32% to 9.5% per annum.

 Interest-Rate Swap Contracts

  The Company has entered into interest-rate swap agreements in order to manage the interest-rate exposure associated with the Securitization Facility. As of June 30, 1998, the swap agreements had a weighted-average duration of
1.41 years, corresponding to the terms of the related debt. As of June 30, 1998, a notional amount of $108.4 million of interest-rate swap agreements effectively fixed interest rates at an average of 6.66% on such obligations. Interest expense increased by $0.2 million due to these arrangements in the six months ended June 30, 1998.

 Lease and Financing Activities

  During the six months ended June 30, 1997 and 1998, the Company originated transactions with an original equipment cost of $30.6 million and $131.2 million, respectively. During the six months ended June 30, 1997 and 1998, the Company sold equipment subject to lease with an original cost of $25.9 million and $29.5 million, respectively. As of December 31, 1997 and June 30, 1998, the Company's portfolio (based on original equipment cost) totaled
$161.9 million and $222.2 million, respectively. As of December 31, 1997 and June 30, 1998, the Company's owned or serviced portfolio (based on original equipment cost) totaled $297.6 million and $389.9 million, respectively.

  The Company has residual interests in its equipment. If the projected residual is less than the amount recorded, the Company writes down the residual and a loss is recorded. The Company reviews its residual interests periodically and makes appropriate adjustments.

  As of June 30, 1998, the Company had outstanding commitments to fund $99.7 million of equipment for its lease and finance receivables portfolio, to be held by the Company or sold to the institutional programs or to unaffiliated third parties.

CONCENTRATIONS OF CREDIT RISK

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of leases and finance receivables. Concentrations of credit risk with respect to lease and finance receivables are limited due to the large number of typically investment-grade customers comprising the Company's customer base and their dispersion across different business and geographic areas. Currently, none of the Company's equipment is leased internationally.

  Management believes the Company has had no significant concentrations of credit risk since inception that could have resulted in a material adverse effect on the Company's business, financial condition or results of operations.

EFFECTS OF YEAR 2000

  It is possible that the Company's currently installed computer systems, software products and other business systems, or those of PLMI or the Company's vendors, service providers and customers, working either alone or in conjunction with other software or systems, may not accept input of, store, manipulate and output dates on or after January 1, 2000 without error or interruption (a problem commonly known as the "Year 2000" problem). Although the Company's asset management software has been modified so that it correctly recognizes dates on or after January 1, 2000 and is therefore "Year 2000 compliant," the Company depends, and will continue to depend, on PLMI for certain essential administrative and other operational services to be provided under the terms of the Intercompany Agreement. As the Company relies substantially on PLMI's software systems, applications and control devices in operating and monitoring significant aspects of its business, any Year 2000 problem suffered by PLMI could have a material adverse effect on the Company's business, financial condition and results of operations.

  PLMI has indicated to the Company that it has established a special Year 2000 oversight committee to review the impact of Year 2000 issues on its software products and other business systems in order to determine whether such systems will retain functionality after December 31, 1999. PLMI has also informed the Company that (i) it is currently integrating Year 2000 compliant programming code into its existing internally customized and internally developed transaction processing software systems and (ii) PLMI's accounting and asset management software systems have either already been made Year 2000 compliant or Year 2000 compliant upgrades of such systems are planned to be implemented by PLMI before the end of fiscal 1999. Although PLMI has indicated to the Company that it believes that its Year 2000 compliance program can be completed by the beginning of 1999, there can be no assurance that the compliance program will be completed by that date. As of August 31, 1998, allocations to the Company to become Year 2000 compliant amounted to approximately $12,000. The Company expects to spend or be allocated an additional $100,000 in order to become Year 2000 compliant. Because the Company relies significantly on PLMI's software systems and the cost allocable to the Company of making such systems Year 2000 compliant is not expected to be material, the incremental cost to the Company of becoming Year 2000 compliant is not expected to have a material adverse effect on the business, financial position or results of operations of the Company.

  Some risks associated with the Year 2000 problem are beyond the ability of the Company to control, including the extent to which third parties can address the Year 2000 problem. The Company has begun to communicate with vendors, service providers and customers in order to assess the Year 2000 compliance readiness of such parties and the extent to which the Company is vulnerable to any third-party Year 2000 issues. There can be no assurance that the software systems of such parties will be converted or made Year 2000 compliant in a timely manner. Any failure by PLMI or such other parties to make their respective systems Year 2000 compliant could have a material adverse effect on the business, financial position and results of operations of the Company. The Company will make an ongoing effort to recognize and evaluate potential exposure relating to third-party Year 2000 non-compliance and will develop a contingency plan if the Company determines, or is unable to determine, that third-party non-compliance would have a material adverse effect on the Company's business, financial position or results of operation.


INFLATION

  Inflation had no significant impact on the Company's operations during the six months ended June 30, 1997 or 1998.

ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board issued two new statements: SFAS No. 130, "Reporting Comprehensive Income," which requires enterprises to report, by major component and in total, all changes in equity from nonowner sources, and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for a public company's operating segments and related disclosures about its products, services, geographic areas and major customers. Both statements are effective for the Company's fiscal year ending December 31, 1998, with earlier application permitted. The effect of adoption of these statements will be limited to the form and content of the Company's disclosures and will not impact the Company's results of operations, cash flow or financial position.

  In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," which revises employers' disclosure obligations about pension and other post-retirement benefit plans. The statement is effective for fiscal years beginning after December 15, 1997, with earlier application permitted. Since the Company currently has no pension or other post-retirement benefit plans, the statement has no impact on the Company.

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. This statement is effective for all quarters of fiscal years beginning after June 15, 1999. The Company is reviewing the effect this standard will have on the Company's consolidated financial statements.

  In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires start-up activities and organization costs to be expensed as incurred. The statement requires that initial application be reported as a cumulative effect of a change in accounting principle. This statement is effective for the Company's fiscal year ending December 31, 1999, with earlier application permitted. The Company intends to adopt this statement in the fourth quarter of 1998. The pre-tax charge in the fourth quarter of 1998 related to the write-offs of these start-up costs will be approximately $425,000.

                                   BUSINESS

GENERAL

  The Company is a commercial finance company engaged in the leasing and secured financing of a variety of equipment for investment-grade "Fortune 1000" companies and creditworthy middle-market companies. The Company's principal businesses include (i) the direct origination through its sales force of (a) equipment leases and (b) secured loans, hybrid leases and other specialized financings ("structured finance products"), (ii) the management and servicing of equipment leases and structured finance products retained by the Company or sold to institutional leasing investment programs ("institutional programs"), (iii) the sale and acquisition of equipment leases and structured finance products to and from third parties ("syndication") and
(iv) the sale and re-marketing of equipment as it comes off lease. The Company's sales force markets its equipment leases and structured finance products nationally through sales offices located in the Boston, Houston, Chicago, Atlanta and San Francisco metropolitan areas and in Charlottesville, Virginia. Since entering its current line of business in January 1996, the Company has originated over $500 million of equipment leases and structured finance products covering over 62,000 items of equipment.

  The Company's leases and structured finance products encompass a broad spectrum of equipment classes, including manufacturing and materials handling equipment, computer and telecommunications equipment, point of sale equipment, construction and mining equipment, over the road trucks and office equipment. The Company seeks to maintain a diversified asset portfolio in order to minimize its credit and residual exposure to any single lessee, industry or equipment category. As of June 30, 1998, no single industry accounted for more than 22%, and no single lessee accounted for more than 13%, of the Company's portfolio of leases, on a net book value basis. No single customer accounted for more than 10% of the Company's revenue in the six-month period ended June 30, 1998.

  The Company's ten largest lessees by cumulative dollar volume of leases and finance receivables (based on original equipment cost) owned or serviced through June 30, 1998 were Chrysler Corporation, Ultramar Diamond Shamrock Corp., Atmel Corporation, Owens Corning, Fina Oil and Chemical Company, Marathon Oil Company, Merck & Co., Inc., ConAgra, Inc., Inland Paperboard and Packaging, Inc. and Wal-Mart Stores, Inc. At June 30, 1998, based primarily on published credit ratings by Moody's Investor Services, Inc. and Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, the dollar-weighted average credit rating of the Company's lessees was the equivalent of a Moody's Investor Services, Inc. rating of Baa2, an investment-grade rating.

  The Company has master leases in place with approximately 400 potential customers, approximately 110 of which are currently doing business with the Company. Master leases are commonly employed in the equipment leasing industry and establish the general terms and conditions under which a finance company and its customers will subsequently enter into lease and financing schedules relating to particular items of equipment. Master leases are frequently the subject of extensive negotiations between the Company and prospective customers. Once in place, however, a master lease usually simplifies a prospective lessee's internal approval process relating to any particular lease or financing schedule and can serve as both starting point and framework for lease and financing arrangements between any of such lessee's operational divisions and the Company. As such, a master lease permits the Company to offer a prospective customer streamlined solutions for its equipment leasing and financing needs on an enterprise-wide basis.

  The Company initially finances the origination and acquisition of its equipment leases and structured finance products through a traditional warehouse credit facility. The Company either retains the equipment leases and structured finance products financed in a long-term nonrecourse facility, sells them to institutional programs or syndicates them to unaffiliated third parties. Of the equipment leases and structured finance products originated or acquired by the Company, the percentage of retained leases has increased from 45% in 1996 to 55% in 1997 and 74% in the first six months of 1998. Equipment leases and structured finance products retained or serviced by the Company increased 290%, to $397.1 million as of June 30, 1998 from $101.8 million as of January 1996.

The Company serviced $102.4 million and $126.3 million in assets (by original equipment cost) for institutional programs in 1996 and 1997, respectively. Increased market penetration and an expanding range of financing offerings have led to continued growth in the Company's business. As of June 30, 1998, the Company had awards for future business amounting to approximately $99.7 million. On average, the Company has experienced that over 90% of its awarded business ultimately is funded.

  The Company's revenue for the first six months of 1998 grew to $12.4 million from $10.0 million for the same period of 1997, representing an increase of 24%. The Company's revenue for 1997 grew to $20.7 million from $9.5 million for 1996, representing an increase of 117%. The Company's net income for the first six months of 1998 was $1.0 million as compared to $0.8 million for the same period in 1997. The Company's net income for 1997 was $2.1 million as compared to a net loss of $0.8 million in 1996 incurred as a result of existing overhead expenses exceeding revenue from a then limited portfolio of leases and structured finance products. The Company earns direct finance lease or operating lease income on leases originated and retained by the Company. The Company derives an operating profit from the positive difference between the yield received on leases and secured loans owned by the Company and the associated cost of funds. The financing of these leases is accomplished through the Company's securitization facility, which requires the Company to retain an equity interest in a majority of these leases. The Company does not recognize a gain on sale of assets financed through its securitization facility, retaining the leases and debt on its balance sheet ("on balance sheet securitization"). The Company, however, does recognize a gain on sale of assets in the case of leases and associated equipment sold without a retained equity interest to institutional programs or syndicated to unaffiliated third parties. The gain on sale represents the cash received from sales of the leases and associated equipment above the Company's book value of such assets.

BUSINESS STRATEGY

  Capitalize on Master Lease Relationships. The Company's principal business strategy is to expand its business through internal growth. The Company's network of long-term financial relationships based on approximately 400 master leases in place at the Company provides significant opportunity for internal growth. The Company is currently servicing lease schedules under approximately 110 of the master leases. The Company intends to continue to strengthen its sales force by attracting additional qualified and experienced individuals who can expand existing relationships and establish new customer relationships on both regional and national bases. The Company intends to continue its development of new customized products to increase its share of existing customers' business and of the overall market. Value added structures and services have been the primary business focus of the Company's management team, and the Company intends to continue to differentiate itself from its competition by emphasizing and delivering value added, customer-specific structures and services to its customers. The Company's success to date in capitalizing on its master lease relationships is evidenced by the amount of business derived from that base. In 1997, approximately 80% of the Company's originated business came from its existing master lease relationships.

  The Company intends to continue to develop strong relationships with new customers by understanding how different services and structures affect each customer's operations and expectations. The Company intends to respond to the needs of its customers by (i) structuring creative, customized products, (ii) establishing capital structures to finance these products and (iii) providing the operational support and flexibility required to manage and service these products efficiently.

  Expand Middle-Market Business Line. The Company intends to expand its targeted business market to include additional creditworthy middle-market companies (that is, companies whose revenues generally range from $75 million to $1 billion annually), focusing on transactions ranging in size from $100,000 to $2,000,000. The Company has generated over $105 million in middle-market transactions since inception and intends to grow its marketing efforts with the goal of furthering its presence in this market.

  Continue to Access Capital at Lower Costs. The Company intends to continue to increase its access to low-cost capital from both public and private sources by utilizing traditional credit facilities and on balance sheet securitizations. The Company intends to focus on reducing its cost of funds in an effort to maximize the profitability of its leases and structured finance products.

  Expand Offering of Structured Finance Products. The Company intends to expand its underwriting of structured finance products to increase its market share, manage its residual exposure and allow the Company to manage a larger portfolio at lower incremental operating costs. As of June 30, 1998, the Company's portfolio consisted of approximately 20% structured or fixed-rate transactions. The Company intends to increase the proportion of structured and fixed-rate instruments in its portfolio to over 35%. While the Company intends to increase the proportion of structured and fixed-rate transactions, there can be no assurance that the Company will reach this goal.

  Expand Syndication Business. The Company intends to expand its activities in the syndication area. Products designed for syndication allow the Company's sales force to bid for all of a customer's business, regardless of whether any particular transaction meets the Company's established economic parameters, capital structure, effective tax rate, tenor, concentration limits or costs of funds. The Company completed over $140 million in syndication transactions in 1996 and 1997.

  Explore and Develop Related Business Opportunities. The Company intends to develop strategic alliances and pursue acquisitions that will provide management expertise, specific equipment knowledge, information systems and origination capabilities that complement the Company's existing business in an effort to provide the Company's customers the best services and product mix possible. The Company also intends to explore opportunities to expand its currently limited operations in markets outside of the United States and Canada, whether by acquisitions or direct sales of its equipment leases and structured finance products in such markets.

  Utilize Technology and Infrastructure. The Company intends to improve continually its information and customer servicing systems in order to enhance its operational efficiency and offer differentiated services. The Company's systems and infrastructure were designed specifically with a customer-service objective, and management believes that these systems have excess capacity to service the increasing number of customers, contracts and assets that the Company expects to originate and manage in the future. In addition, management believes the Company's infrastructure, in conjunction with its systems, will allow it to continue to manage its leases at very low per-asset servicing costs and remain competitive as a result.

INDUSTRY OVERVIEW

  The equipment leasing and financing industry in the United States is a large and growing source of financing for capital expenditures by businesses. The Equipment Leasing Association (the "ELA") estimates that 80% of U.S. companies lease all or a portion of their equipment. The ELA projects that $183 billion of the $593 billion expected to be invested in equipment in 1998 will be financed by means of leasing. According to the ELA, from 1996 to 1997 equipment placed on lease grew by approximately $10 billion to an estimated $180 billion, and investment in equipment placed on lease in 1996 represents an increase of approximately 100% from comparable 1986 data. The Company believes that leasing allows businesses to acquire capital equipment more efficiently, receive favorable tax and accounting treatment, and avoid or mitigate the perceived risks of equipment ownership, including obsolescence.

  The Company believes there are opportunities for growth in the equipment leasing industry due to (i) the consolidation of the banking industry, (ii) stricter lending requirements imposed by commercial banks and (iii) the adoption of accounting pronouncements concerning the accounting treatment of transactions with captive finance company subsidiaries, which has caused a number of manufacturers to eliminate their finance companies, resulting in an increased demand for independent financing. In addition, the Company believes that two primary factors contributing to the favorable funding environment experienced by the commercial leasing industry are a better understanding of the leasing business by bank regulators and a growing understanding of the leasing industry by the investment community and credit rating agencies.

  The Company believes larger, better capitalized participants in the equipment leasing market will have opportunities to consolidate a portion of the market on account of operating efficiencies made possible by advances in technology and access to asset backed securities markets. The Company believes this consolidation will be driven by (i) the highly fragmented nature of the equipment leasing industry, (ii) the need for reductions in the cost of funds in order to remain competitive, which will require market participants to access capital through securitizations or other low-cost sources of funds, (iii) the need to increase the size of lease portfolios in order to achieve productivity gains and reductions in overhead as a percentage of revenues and (iv) new technologies whose relatively high costs may put them beyond the reach of small to mid-sized market participants.

PORTFOLIO

  At June 30, 1998, the Company had $201.9 million of lease and finance receivables in its portfolio, $20.5 million of which were operating leases. Low obsolescence materials handling equipment and short-term computing assets comprised the largest two equipment classes in the Company's portfolio. At June 30, 1998, no single equipment class represented over 33% of the portfolio based on total equity invested or 30% of the portfolio based on a net book value basis. The table below shows the Company's equipment concentrations as of June 30, 1998.

                                                      % OF EQUITY   % OF TOTAL
   EQUIPMENT TYPE                                      INVESTED   NET BOOK VALUE
   --------------                                     ----------- --------------
   Materials handling................................      33%          18%
   Manufacturing.....................................      22           16
   Computers and peripherals.........................      18           30
   Retail fixtures...................................      13           11
   Construction......................................       4            2
   Communications....................................       3            3
   Other.............................................       7           20
                                                          ---          ---
     Total...........................................     100%         100%
                                                          ===          ===

Equity invested in leases represents the Company's exposure to the equipment subject to the leases, net of the discounted present value of committed rentals owed by the lessees. Therefore, equity invested in leases highlights the Company's exposure to each category of equipment net of lessee credit risk. Net book value of leases represents the carrying value of the leases in the Company's financial statements and represents both the discounted present value of committed rentals owed by the lessees and the projected future residual proceeds assumed by the Company.

  As of June 30, 1998, the portfolio carried an equivalent credit rating of Baa2 on a weighted average net book value basis. This average rating is based on ratings published by Moody's Investor Services, Inc. and Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies (each, a "Credit Rating Agency") and, in the case of lessees for which neither Credit Rating Agency publishes a rating, the Company's internal rating procedures. See "-- Leasing and Financing Activity--Credit Policies and Procedures." Credit ratings ranging from Baa3 to Aaa are considered investment grade, while credit ratings ranging from Ba1 to B3 are considered non-investment grade. As of June 30, 1998, the credit ratings of lessees with leased equipment in the portfolio were as follows:

                                                                        NON-
                                                                     INVESTMENT
                                           INVESTMENT GRADE             GRADE
                              % OF    ----------------------------- -------------
                            PORTFOLIO AAA  AA1-AA3 A1-A3  BAA1-BAA3 BA1-BA3 B1-B3
                            --------- ---  ------- -----  --------- ------- -----
   Credit Rating Agency....    77.5%  7.3%   0.2%   27.5%   26.7%     9.0%   6.8%
   Internal rating equiva-
    lent...................    22.5   --     --      --     17.2      5.1    0.2
                              -----   ---    ---   -----    ----     ----    ---
     Aggregate credit
      rating...............   100.0%  7.3%   0.2%   27.5%   43.9%    14.1%   7.0%
                              =====   ===    ===   =====    ====     ====    ===

  As of June 30, 1998, the portfolio was comprised of lease and finance receivables of 66 customers. The highest individual customer exposure on a net book value basis was less than 13%, with the weighted-average customer exposure being Baa2 as of June 30, 1998. The top five customer exposures represented approximately 43% of the total net book value exposure in the portfolio.

  The Company has developed credit underwriting policies and procedures that management believes have been effective in the selection of creditworthy lessees and in minimizing the risks of delinquencies and credit losses. For 1996, 1997 and the first six months of 1998, delinquencies were as follows:

                                         FOR THE YEAR ENDED                      FOR THE
                            ---------------------------------------------    SIX MONTHS ENDED
                              DECEMBER 31, 1996      DECEMBER 31, 1997        JUNE 30, 1998
                            ---------------------- ---------------------- ----------------------
                                                 (IN THOUSANDS OF DOLLARS)
                                      % OF TOTAL             % OF TOTAL             % OF TOTAL
                            DOLLARS NET BOOK VALUE DOLLARS NET BOOK VALUE DOLLARS NET BOOK VALUE
                            ------- -------------- ------- -------------- ------- --------------
   Net Investment in
    Leases:
    Delinquencies over
     90 days............... $1,615       1.8%       $212        0.2%       $393        0.2%
    Net credit charge-
     offs..................    --        --          --         --          --         --

LEASING AND FINANCING ACTIVITY

 General

  The Company leases diverse classes of business essential equipment for lease terms of generally 84 months or less. In general, the equipment under lease is subject to either operating lease or direct finance lease structures. Operating leases are designed to return only a portion of the original acquisition cost of the equipment during the initial contracted lease term. At the completion of the initial lease term, the customer may renew the lease for an additional term, purchase the equipment or return the equipment to the Company for re-leasing or disposition in the secondary marketplace. The Company's objective is to renew, extend or re-lease the equipment or dispose of equipment profitably in the aggregate at the conclusion of the initial lease term in order to achieve its investment objectives.

  The Company prices the periodic lease payments due under its leases with the intent of recovering the acquisition cost of the underlying asset (less residual value) and earning an attractive return on investment over the initial term of the lease. The Company's leases usually provide for charges for use of leased equipment for periods before and after the initial lease term. As a result of the foregoing and the fact that customers frequently use leased assets both before and after the initial lease term, a substantial portion of the Company's profitability is attributable to revenues for periods of use of leased assets by its customers before and after the initial lease term. The Company believes that use of leased assets by customers after the initial lease term will continue to be an increasing source of operating revenue for the Company.

 Customers

  The Company engages in business with large investment-grade "Fortune 1000" and creditworthy middle-market companies under master lease agreements that govern one or more equipment schedules, each of which is a separate and independent lease. The Company has approximately 400 master leases in place, and repeat business with its existing customer base in the form of new leases or renewal or extension of existing leases is an important source of earnings for the Company. The Company structures innovative leases and structured finance products in response to customer needs in a continuing effort to build long term relationships with its customers. The Company's operations are customer focused both in terms of its account-based operational support and extensive technical infrastructure.

 Sales and Marketing

  The Company's network of long-term financial relationships is based on the approximately 400 master leases in place at the Company and serves as a focus for the Company's sales and marketing activities. The Company currently services over 110 customers through its direct leasing and acquisition activities. The Company's current sales force consists of 12 people located in sales offices in the Boston, Houston, Chicago, Atlanta and San Francisco metropolitan areas and in Charlottesville, Virginia. Members of the

Company's sales force have long-term relationships with some of the Company's current customers extending back more than 15 years. The Company has been an active member of the ELA since the Company's inception, and the Company actively seeks to build strategic alliances with equipment vendors, manufacturers, lease brokers and investment banks in order to provide the Company's customers with effective means of financing and structuring the acquisition of essential equipment.

  The Company originates its products through direct calling on customers and intermediaries as well as manufacturers, vendors, dealers and distributors with whom the Company has completed business in the past. The Company's marketing strategy is to focus on large investment-grade and creditworthy middle-market customers and to provide them with a "single source" financing solution. The ability to finance a variety of equipment types provides the Company with an advantage over some of its competitors that finance only a narrow range of equipment types. The Company's syndication capability allows the Company to offer prospective customers product structures that might otherwise not fit the investment and portfolio parameters of the Company. The Company can subsequently syndicate these products and thereby generate syndication income while satisfying the needs of the customer and strengthening the customer relationship.

  Personal visits to existing and prospective customers by the Company's sales representatives and operations account managers afford the Company an improved understanding of the financial requirements of its customers and the opportunity to provide customers with attractive financing solutions. The inclusion of the operations department representative allows the sales call to focus on the administration and systems requirements of the customer and to articulate the Company's financing capabilities as well as the range of available services that can be customized for each transaction. Repeat business is an important source of lease volume and earnings for the Company. During 1997, 80% of the Company's transactions were with existing customers.

 Lease Underwriting

  The Company's leases, whether operating or direct finance, are predominantly non cancellable "triple net" leases that contain "hell or high water" provisions whereby the customers' obligations to make rental payments are absolute, irrevocable and unconditional, may not be affected by any circumstance and are not subject to any defense, counterclaim, set off, diminution, abatement or recoupment. Under these leases, the customer generally waives its rights to terminate or surrender the lease, for any reason, including defects in the equipment. In addition, the customer is contractually obligated to provide for "all risk" and "public liability" insurance with respect to the equipment and its use, provide maintenance and repair of the equipment, and pay all property, sales and use taxes assessed with respect to the equipment or the lease throughout the lease term. The triple net leases also provide for a full customer indemnification for any failure by the customer to perform any of its "net" lease obligations. The Company does, and intends to continue to, consider modifications to its leases during their contracted term in an effort to (i) facilitate upgrades or extensions, (ii) respond to changing or increased customer requirements or
(iii) hedge or capitalize on changing market circumstances. In this regard, however, the Company's policy is not to agree to lease modifications that result in reduced returns to the Company.

  The Company, or each institutional program serviced by the Company, generally retains ownership in its leased equipment and, therefore, a carried residual interest. In the case of operating leases, the Company realizes substantially all of its return on investment through residual realization. The Company's ability to renew or extend the terms of its leases or obtain substantial sale values in the secondary market is dependent on many factors, most of which are outside of the control of the Company. These factors include prevailing general market conditions at the time of lease expiration, economic or technological obsolescence, replacement cost for like equipment, unusual or excessive wear and tear not covered in contracted return conditions, and the impact of any applicable amendments to government regulations.

  The Company attempts to utilize its standard documentation as a basis for contracts with new customers. In circumstances where legal counsel is warranted, the Company relies on a core group of law firms with specific expertise. The Company reviews periodically its standard documentation in an effort to ensure compliance with new legal judgments and modifications to governing law, including the Uniform Commercial Code (the "UCC"), various standards boards, bankruptcy codes and other laws affecting secured transactions.

 Credit Policies and Procedures

  The Company has developed credit underwriting policies and procedures that management believes have been effective in the selection of creditworthy lessees and in minimizing the risks of delinquencies and credit losses. The Securitization Facility, as well as the lease portfolio owned by institutional programs and serviced by the Company, require a dollar-weighted investment grade rating equivalent of Baa2 or better by a Credit Rating Agency. The Securitization Facility also requires that lessees accounting for at least 60% of the receivables in the facility have a debt rating published by a Credit Rating Agency. As of June 30, 1998, 77% of lessees included in the portfolio had ratings published by the Credit Rating Agencies, and the dollar-weighted average rating of such lessees was Baa1. The dollar-weighted average credit rating of the remaining lessees in the portfolio, as rated by the Company, was Ba1. The aggregate credit rating of the portfolio was Baa2.

  In order to establish the creditworthiness of a prospective customer, the Company first reviews the current ratings, if any, published by the Credit Rating Agencies. The Company subscribes to services from both of the Credit Rating Agencies to ensure the availability of the most current data. The Company also subscribes to additional sources of financial information for purposes of reviewing the credit of existing and prospective customers. In the event a prospective customer does not have a published credit rating, the Company undertakes an internal analysis of the customer's credit relying on a credit-rating software package, financial statement ratios and industry analyses. The Company's credit-rating software package compares certain financial information concerning the prospective customer input by the Company against similar information regarding other companies with the same standard industrial classification code to account for industry-specific debt risk characteristics. The software package's database maintains current information on over 2,000 companies and is updated quarterly.

 Servicing and Administration

  As of June 30, 1998, the Company serviced its portfolio and the portfolios of two institutional programs with cumulative assets totaling $389.9 million on an original equipment cost basis. One of the institutional programs, Cantrip Investments Limited, accounted for 24%, 19%, and 10% of total revenues of the Company in 1995, 1996 and 1997, respectively. For the six months ended June 30, 1998, this institutional program accounted for 7% of the Company's total revenues. The loss of revenues attributable to this institutional program could have a material adverse effect on the Company's business, financial condition and results of operations. No other party has accounted for more than 10% of the Company's revenues.

  The servicing and administration performed by the Company includes underwriting, receivables administration, sales, use, property tax and UCC compliance and asset management. The Company is currently servicing over 1,000 contracts, covering over 70,000 items of equipment. Since the Company's inception, neither the Company nor either of the institutional programs serviced by the Company have charged off as uncollectible any of their respective receivables.

  The leasing business is compliance intensive, and the Company's geographically diversified asset base requires that the Company undertake compliance with differing jurisdictional requirements. The Company is qualified to do business in 48 states in the United States. The Company uses various vendor software packages to manage its compliance efforts. Each of such packages is Windows-based and receives core data directly from the Company's AS/400 database. These packages support the Company's ability to assess and report its assets and remit tax receipts, all in accordance with the specific requirements of the respective jurisdiction. These software packages also provide the Company with fully integrated, standard audit reporting capacities, generally accepted as satisfactory in jurisdictional audits. The Company utilizes a Windows-based application to prepare and maintain its UCC statements and employs a third party to file such statements in the appropriate jurisdiction.

  The Company also is required to provide monthly reporting under the Warehouse Credit Facility and the Securitization Facility, as well as monthly reports and cash reconciliation for institutional programs serviced by the Company. In addition, the Company receives a servicing fee for assets managed in its securitized portfolio. The Company is compensated for servicing institutional programs with a management fee based on receivables collected by the Company.

 Asset Management

  The Company's operating structure and computer systems are integral parts of its ability to manage assets and their performance effectively throughout the lease term and during the disposition phase. The diversified nature of the Company's expiring lease base results in staggered expirations of often dissimilar assets. To manage the complexity of this expiring lease pool, the Company approaches asset management as a continual process and develops pro-actively a thorough understanding of specific assets and the particular needs of its customers. The Company's asset management team analyzes future periods of expiring leases in terms of concentrations, exposures and the expected vitality of the secondary marketplace. The Company's asset management effort is focused on maintaining leased assets in-place with current lessees through reduced usage rates, upgrades or other enhanced structures. The Company has established numerous contacts in the secondary marketplace, including original manufacturers, resellers, refurbishers, user groups and international brokers, to facilitate disposition of assets coming off lease. The Company collects information related to asset management from a variety of sources, including manufacturer brochures, industry periodicals and the Internet.

CAPITAL RESOURCES

  The Company's lease finance business is capital intensive and requires access to substantial short-term and long-term credit facilities. The Company's ability to obtain and maintain efficient financing is critical to its business. In May 1996, the Company was added as a co-borrower to the $35 million Warehouse Credit Facility with First Union, which was subsequently increased to $50 million in December 1997. Borrowings under the Warehouse Credit Facility bear interest, at the option of the Company, at a floating rate equal to 30 day LIBOR plus 1.625% or at the prime rate. The Warehouse Credit Facility currently expires on November 2, 1998, and all borrowings under the facility are guaranteed by PLMI. The Warehouse Credit Facility is being revised to provide $50.0 million for the Company without guarantees, support from PLMI or access to the facility by other PLMI affiliates. The revised facility will bear interest at a floating rate equal to 30-day LIBOR plus 1.25% or the prime rate of interest and include additional financial covenants. Had such additional covenants been in place at December 31, 1997, the Company would have been in compliance with such covenants. First Union, as agent, has approved the terms and conditions of the revised facility, including its provision for a term of one year, and a commitment letter in respect thereof has been issued to the Company by First Union, as agent. The Company believes that the revised facility will provide for a renewable one-year term. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Debt Financing."

  In July 1995, the Company entered into the Securitization Facility with First Union, under which the Company transfers leases and related equipment to AFG Credit, a wholly owned, bankruptcy-remote special purpose subsidiary, that in turn finances lease receivables through a related master trust. The Securitization Facility was amended in October 1997, increasing the aggregate availability under the facility from $80 million to $125 million. Borrowings under the Securitization Facility bear interest equivalent to the lender's cost of funds based on commercial paper market rates for the period of borrowings, plus an interest rate spread and fees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Debt Financing."

  Since inception, the Company has been able to realize 100% of the discounted lease payments of leases subject to the Warehouse Credit Facility and the Securitization Facility. There can be no assurance, however, that the Company will be able to sustain this level of performance in the future.

  The Company seeks to maintain a highly diversified portfolio of lease and finance receivables. The Securitization Facility is governed by various concentration parameters designed to ensure diversification in terms of customer exposure, credit exposure, equipment exposure and industry exposure. The Securitization Facility requires the Company to manage the exposures within the following concentration limits on an outstanding receivable basis: (i) single customer exposures vary by credit risk with limits of 20%, 9% and 3% for credit risks of Aa3 or better, A1 to Baa3 and Ba1 to B3, respectively; (ii) no more than 5% of the outstanding receivables can be comprised of single-B credits; and (iii) equipment concentration exposures must be less than 40% of outstanding receivables.

  The Securitization Facility's concentration parameters do not limit significantly the Company's ability to finance new business since the Warehouse Credit Facility is not governed by such parameters and the Company has access to transaction-specific financing. From time to time, the Company enters into lease arrangements that contain terms that lie outside the parameters of the Securitization Facility. The Company manages the concentration parameters of the Securitization Facility by carrying leases in the Warehouse Credit Facility until such time as they can be properly absorbed by the Securitization Facility. The Company also may hold leases in the Warehouse Credit Facility in order to optimize its return on investment upon their ultimate transfer to the Securitization Facility or sale to institutional programs or in the syndication markets.

 Operations and Information Systems

  The Company's central operations are located in Boston, Massachusetts. The operations consist of pricing and portfolio management, underwriting and portfolio administration, credit analysis and compliance, syndication, asset management, systems administration and sales support. The Company's operational structure is directed towards customer-focused portfolio management and enables the Company to provide superior services to its customers and absorb significant additional workload from time to time without requiring additional staff. The cost efficiency of the operational structure has been central to the Company's ability to realize its investments in leased assets.

  The Company's computer systems facilitate active management of the Company's investment in leased assets beginning prior to lease inception and concluding upon ultimate disposition. The Company operates in a standardized desktop environment over a local area network. The Company's central data repository is an IBM AS/400 Model 320 located and managed at PLMI. The AS/400 supports a relational database whose information is the core driver of all operations of the Company. The Company accesses the AS/400 via a dedicated T1 line. The Company believes that its technical enhancement program is forward looking, and the Company expects its focus on technological development will allow the Company to continue to experience sizeable growth without necessitating significant increases in staffing. The Company is currently completing core functionality on its website maintained locally on a secured server attached to its local network.

  Prior to the Offering, the Company received significant administrative support from PLMI in the areas of accounting, cash management, accounts payable, administration of payroll and benefits, and non-local systems administration and programming. Following completion of the Offering, the Company will continue to rely on PLMI to provide such services pursuant to the Intercompany Agreement. See "Certain Transactions." The Company intends to employ Boston-based financial and accounting expertise to enhance the efficiency of support and services to be provided by PLMI.

COMPETITION

  The business of equipment leasing and secured financing is highly competitive. The Company competes for customers with a number of international, national and regional finance and leasing companies and banks. In addition, the Company's competitors include equipment manufacturers that finance the sale or lease of their products themselves. Many of the Company's competitors and potential competitors have greater financial, marketing and operational resources than the Company. The Company's competitors, some of which are larger and more established than the Company, may have a lower cost of funds than the Company and access to capital markets and to other funding sources that may not be available to the Company. The Company believes that the principal competitive factors in the equipment leasing and secured financing business, and the bases on which it competes, are (i) access to sufficient capital with an efficient cost of funds, (ii) the ability to provide flexible lease and financing structures, (iii) the ability to develop and maintain "relationship" accounts, (iv) customer service, including customized value-added services, (v) repeat business generated on relationship accounts, (vi) the skill and expertise of a company's employees and (vii) the image a company enjoys among lessees in the marketplace.

EMPLOYEES

  The Company has 28 employees, 23 of whom are in its corporate headquarters in Boston, Massachusetts and 5 of whom are in regional sales offices. The Company believes that its relations with its employees are good.

FACILITIES

  The Company's corporate offices are located at 24 School Street, Suite 700, Boston, Massachusetts 02108. The Company leases 6,736 square feet pursuant to a lease expiring in March 2001. Over the term of the lease, the rent expense is approximately $10,665 per month, escalating to $10,946 in the final 12 months of the lease term. The Company also pays real estate taxes and a pro rata share of the increases over base operating expenses equal to approximately 8% of such increases. The Company also leases office space and services for its regional sales personnel in the Houston, Chicago, Atlanta and San Francisco metropolitan areas and in Charlottesville, Virginia under leases of varying lengths and at local market rates. The total current aggregate monthly rent due under all of the Company's office leases is approximately $15,000 per month.

  The Company believes that its existing facilities will be adequate for the foreseeable future and that additional space will be available as needed.

LEGAL PROCEEDINGS

  The Company is not a party to any material legal proceedings.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the name, age and position with the Company of each of the directors and executive officers of the Company as of October 15, 1998:

              NAME             AGE                 POSITION
              ----             ---                 --------
   Robert N. Tidball (1)(3)...  59 Director and Chairman of the Board
   Donald R. Dugan, Jr. (3)...  37 Director, President and Chief Executive
                                   Officer
   J. Michael Allgood ........  49 Director
   Joseph C. Berenato (1)(2)..  52 Director*
   Richard E. Carolan (1)(2)..  48 Director*
   John F. O'Brien (2)(3).....  46 Director*
   Gary M. Abrams.............  45 Senior Vice President, Chief Financial
                                    Officer
                                    and Treasurer
   Jeffrey F. Zerrer..........  41 Senior Vice President, Marketing
   Christopher J. Condon......  37 Vice President, Asset Management
   Carol A. Larkin............  37 Vice President, Operations

--------
(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Nominating Committee
 * Effective upon completion of the Offering

  Robert N. Tidball, Chairman of the Board of Directors of the Company, has been a director of the Company since February 1995. Mr. Tidball was appointed President and Chief Executive Officer of PLMI in March 1989. At the time of his appointment, he was Executive Vice President of PLMI. Mr. Tidball became a director of PLMI in April 1989 and a member of the Executive Committee of the Board of Directors of PLMI in September 1990. Mr. Tidball was Executive Vice President of Hunter Keith, Inc., a Minneapolis-based investment banking firm, from March 1984 to January 1986. Prior to his employment by Hunter Keith, Inc., he was Vice President & General Manager and Director of North American Car Corporation, and Director of the American Railcar Institute and the Railway Supply Association. Mr. Tidball earned a bachelor's degree from the United States Naval Academy and an MBA from the University of Chicago.

  Donald R. Dugan, Jr., President and Chief Executive Officer of the Company, has been a director of the Company since December 1995. Mr. Dugan has over 15 years of general management experience, the last nine years being in the leasing and structured finance industry. Mr. Dugan has been President of the Company since January 1996 and Chief Executive Officer of the Company since May 1998. Prior to joining the Company in January 1996, Mr. Dugan held various positions with Equis, including National Sales Manager, Treasurer and head of its capital markets group, beginning in 1989. Prior to joining Equis, Mr. Dugan was a Lieutenant in the United States Navy. Mr. Dugan earned a bachelor's degree from the United States Naval Academy and an MBA from Boston College.

  J. Michael Allgood has been a director of the Company since December 1995. Mr. Allgood was appointed Vice President of Finance and Chief Financial Officer of PLMI in October 1992. Between July 1991 and October 1992, Mr. Allgood was a consultant to various private and public sector companies and institutions specializing in financial operational systems development. In October 1987, Mr. Allgood co-founded Electra Aviation Limited and its holding company, Aviation Holdings plc of London, where he served as Chief Financial Officer until July 1991. Between June 1981 and October 1987, Mr. Allgood served as a First Vice President with American Express Bank, Ltd. In February 1978, Mr. Allgood founded, and until June 1981 served as a director of, Trade Projects International/Philadelphia Overseas Finance Company, a joint venture with Philadelphia

National Bank. From March 1975 to February 1978, Mr. Allgood served in various capacities with Citibank, N.A. Mr. Allgood received a bachelor's degree from the University of California, Riverside, and an MBA from The Haas School at the University of California, Berkeley.

  Joseph C. Berenato has been appointed to become a director of the Company upon completion of the Offering. Mr. Berenato is currently President and Chief Executive Officer and a director of Ducommun Incorporated, a manufacturer of components and assemblies for the aerospace and wireless telecommunications industries. Mr. Berenato has been employed by Ducommun Incorporated since 1991 and served previously as its Chief Operating Officer and Chief Financial Officer. Between June 1980 and October 1991, Mr. Berenato served in various capacities at Manufacturers Hanover Trust Co., including Senior Vice President. Mr. Berenato earned a bachelor's degree from the United States Military Academy, a master's degree from the University of Virginia and an MBA from New York University.



  Richard E. Carolan has been appointed to become a director of the Company upon completion of the Offering. Mr. Carolan is currently an Executive Vice President and director of BTM Capital Corp., an equipment leasing firm providing structured finance and related services in the United States and abroad. Since 1979, Mr. Carolan has held various positions with BTM Capital Corp. and its predecessor companies, BOT Financial Corp., BancNewEngland Leasing Group and New England Merchants Leasing Corp., including Regional Manager, Vice President and Vice President of Joint Ventures as well as Chairman of New Boston Partners, Ltd., BTM Capital Corp.'s London-based affiliate. Mr. Carolan earned a bachelor's degree from Georgetown University and an MBA from Boston College.

  John F. O'Brien has been appointed to become a director of the Company upon completion of the Offering. Mr. O'Brien is currently a Managing Director of Investment Banking for Bluestone Capital Partners, an investment and merchant banking firm. In 1997, Mr. O'Brien founded and served as a Managing Director of Montgomery Capital Corporation, a mergers and acquisitions advisory firm. From 1996 to 1997, Mr. O'Brien was a Managing Director of Newbury, Piret & Co., Inc., a specialized boutique providing investment banking services to companies across a broad range of industries. From 1991 to 1995, Mr. O'Brien served as a Vice President of Investment Banking for H.C. Wainwright & Co., Inc., a brokerage and investment banking firm. Mr. O'Brien earned a bachelor's degree from Northeastern University.

  Gary M. Abrams, Senior Vice President, Chief Financial Officer and Treasurer of the Company, joined the Company in September 1998. Prior to joining the Company, Mr. Abrams was Senior Vice President, Treasurer, Chief Financial Officer and Chief Investment Officer for Somerset Savings Bank. From 1985 to 1987, Mr. Abrams was Senior Vice President, Senior Investment Officer and Senior Financial Officer of University Bank and Trust Company. Mr. Abrams earned a bachelor's degree from Northeastern University.

  Jeffrey F. Zerrer, Senior Vice President, Marketing of the Company, has over 18 years experience in the equipment leasing industry. Prior to joining the Company in January 1996, Mr. Zerrer held various positions with Equis, including Vice President, Marketing and Regional Sales Manager, beginning in 1984. Prior to joining Equis, Mr. Zerrer worked for various leasing companies, including Leasing Services, Inc. and Chancellor Corporation. Mr. Zerrer earned a bachelor's degree from Northeastern University.

  Christopher J. Condon, Vice President, Asset Management of the Company, has over eight years of experience in the leasing industry in the field of asset management. Prior to joining the Company in October 1998, Mr. Condon was, beginning in July 1994, Vice President and, more recently, Assistant Manager of the Equipment Remarketing Group for Fleet Capital Leasing, Inc., a subsidiary of Fleet Financial Group, Inc. From 1990 to 1994, Mr. Condon was a Senior Equipment Management Representative with First National Bank of Boston. Mr. Condon earned a bachelor's degree from Stonehill College and an MBA from Bentley College.

  Carol A. Larkin, Vice President, Operations of the Company, has over 15 years of experience in the leasing industry in the fields of administration, operations and business development. Prior to joining the Company in August 1998, Ms. Larkin had been Assistant Vice President since July 1996 for the leasing division of Eastern

Bank. From September 1993 to February 1996, Ms. Larkin was Assistant Vice President for Shawmut Bank, N.A., and from 1989 to 1993, she was Assistant Vice President of Baybank. Ms. Larkin earned a bachelor's degree from Regis College.

DIRECTOR COMPENSATION

  Following the Offering, it is anticipated that each director of the Company who is not an officer or employee of the Company or any of its subsidiaries or affiliated with PLMI will receive a monthly fee of $1,500. In addition, each such director will receive an additional fee of $1,000 for each meeting of the Board of Directors attended in person ($300 for each such meeting attended by teleconference) and $500 for each meeting of a committee of the Board of Directors attended in person ($300 for each such meeting attended by teleconference). Directors of the Company who are also officers or employees of the Company or any of its subsidiaries will not receive any direct fee by virtue of his service as a director but will participate in the Company's 1998 Management Stock Compensation Plan.

  Each director of the Company who is not an officer or employee of the Company or any of its subsidiaries will automatically be granted as of the completion of the Offering an option to purchase 10,000 shares of Common Stock at a per share exercise price equal to the initial public offering price. These options will vest in three equal installments on the first, second and third anniversary of the date of grant. In addition, on each of February 1, 1999 and February 1, 2000, each such director automatically will be granted an option to purchase 5,000 shares of Common Stock at a per share exercise price equal to the average of the high and low prices, as reported in the Wall Street Journal, of such shares on the Nasdaq National Market or such other national stock exchange on which such shares are traded on the day immediately preceding the date as of which such option is granted. Each option described above will be granted pursuant to the Directors' 1998 Nonqualified Stock Option Plan, as described below.

COMMITTEES OF THE BOARD OF DIRECTORS

  Upon completion of the Offering, the Board of Directors of the Company will have an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee will, among other things, oversee actions by the Company's independent public accountants with respect to the Company. The Audit Committee will be composed initially of Messrs. Berenato, Carolan and O'Brien. The Compensation Committee will review and approve the compensation and benefits payable to the Company's executive officers and consultants and make recommendations to the Board of Directors concerning such matters. The Compensation Committee will be composed initially of Messrs. Tidball, Berenato and Carolan. The Nominating Committee will select nominees to fill vacancies on the Board of Directors and to replace retiring members of the Board of Directors. The Nominating Committee will be composed initially of Messrs. Tidball, Dugan and O'Brien.

EXECUTIVE COMPENSATION

 Summary of Compensation

  The following Summary Compensation Table sets forth information concerning compensation earned in the Company's most recently completed fiscal year by the Company's chief executive officer and its two other most highly compensated executive officers whose salary and bonus for 1997 exceeded $100,000 (the "Named Executive Officers"). Each option grant and restricted stock award relates to the common stock of PLMI.

                          SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION
                                        --------------------------
                                                        RESTRICTED     ALL
                                                          STOCK       OTHER
            NAME AND                    SALARY   BONUS   AWARD(S)  COMPENSATION
       PRINCIPAL POSITION          YEAR   ($)   ($)(1)     ($)         ($)
       ------------------          ---- ------- ------- ---------- ------------
Donald R. Dugan, Jr..............  1997 150,400 105,000   46,668      6,683(2)
President and Chief Executive Of-
 ficer
Jeffrey F. Zerrer................  1997 150,400 157,606      --       6,033(3)
Senior Vice President, Marketing
Susan S. Franklin (4)............  1997 103,667  70,749      --       6,033(3)
Senior Vice President, Operations

--------
(1) Mr. Zerrer's and Ms. Franklin's bonus amounts in 1997 were earned as commissions.

(2) The amount shown represents (i) a $4,000 employer 401(k) matching contribution made to Mr. Dugan's account under the PLMI Profit Sharing and 401(k) Plan (the "PLMI 401(k) Plan"), (ii) a $2,033 profit sharing contribution to Mr. Dugan's account under the PLMI 401(k) Plan and (iii) a $650 payment in respect of life insurance premiums.

(3) The amount shown represents (i) a $4,000 employer 401(k) matching contribution made to the executive's account under the PLMI 401(k) Plan and (ii) a $2,033 profit sharing contribution to the executive's account under the PLMI 401(k) Plan.

(4) Ms. Franklin resigned from her position at the Company in May 1998.

  The following table sets forth information concerning the exercise by the Named Executive Officers of stock options during the most recently completed fiscal year and the aggregate value of options held by such officers as of the end of such fiscal year. Each option exercise and the value of option holdings relates to the common stock of PLMI.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                         AND FY-END OPTION/SAR VALUES
                           (PLM INTERNATIONAL, INC.)

                                                       NUMBER OF SECURITIES  VALUE OF UNEXERCISED
                                                      UNDERLYING UNEXERCISED     IN-THE-MONEY
                                                      OPTIONS/SARS AT FISCAL   OPTIONS/SARS AT
                                                             YEAR-END          FISCAL YEAR-END
                         SHARES ACQUIRED    VALUE          EXERCISABLE/          EXERCISABLE/
          NAME           ON EXERCISE (#) REALIZED ($)   UNEXERCISABLE (#)    UNEXERCISABLE ($)(1)
          ----           --------------- ------------ ---------------------- --------------------
Donald R. Dugan, Jr.....       --            --            9,999/20,001         23,797/47,602
Jeffrey F. Zerrer.......       --            --            3,333/6,667           7,932/15,867
Susan S. Franklin (2)...       --            --            3,333/6,667           7,932/15,867

--------
(1) Based on a closing price of $5.63 per share of common stock of PLMI on the American Stock Exchange on December 31, 1997.

(2) Ms. Franklin resigned from her position at the Company in May 1998.

STOCK INCENTIVE PLANS

 1998 Management Stock Compensation Plan

  The Company has adopted, and PLMI, as the Company's sole stockholder, has approved, the 1998 Management Stock Compensation Plan (the "Management Plan") for the purpose of attracting, retaining and motivating certain management and key employees of the Company or of any subsidiary of the Company by giving such employees an opportunity to acquire, or be awarded, shares of Common Stock. The employees selected to participate in the Management Plan are referred to hereinafter as "Participants" and awards granted under the Management Plan are referred to hereinafter collectively as "Awards." The Management Plan will be administered by the Board; provided, however, that (i) Awards granted to executive officers of the Company will be made and administered by a committee of the Board consisting of two or more directors who are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code (the "Code") and (ii) Awards granted to Participants who are subject to Section 16 of the Exchange Act with respect to the Company will, if the Board determines that such committee administration is necessary, be made and administered by a committee of the Board consisting of two or more directors who are "non-employee directors" within the meaning of Rule 16b-3 under the Exchange Act. Subject to the express provisions of the Management Plan, the Board will have full and final authority, in its sole discretion, to
(i) determine the management and key employees of the Company to whom, and the time or times at which, Awards will be granted, the number of shares of Common Stock to be made subject to any Award, and the exercise or purchase price of any Award, (ii) determine the terms and provisions of each Award and, but only with the consent of the holder thereof where such consent is required, terminate, cancel, modify or amend the terms of any Award, (iii) authorize any person to execute on behalf of the Company an agreement evidencing an Award,
(iv) interpret the Management Plan and any Award, (v) accelerate or extend the permissible exercise date of, or the lapse of any restrictions with respect to, any Award and (vi) make all other determinations deemed necessary or advisable for the administration of the Management Plan. The Board may also make whatever rules and regulations it deems useful to administer the Management Plan. Any decision or action of the Board in connection with the Management Plan or any Award, or any shares purchased pursuant to an Award, will be final and binding.

  The Board may, without stockholder approval, alter, suspend or terminate the Management Plan at any time or from time to time; provided, however, that stockholder approval will be required if and to the extent the Board determines that such approval is appropriate for purposes of satisfying applicable law, including but not limited to the Exchange Act or Sections 162(m) or 422 of the Code. The Board may amend or modify the terms of any outstanding Award at any time and from time to time; provided, however, that no such amendment will, without the prior written consent of the Participant, adversely affect the rights of such Participant under a then outstanding Award. Unless earlier terminated, the Management Plan will expire on the tenth anniversary of its adoption; provided, however, expiration or other termination of the Management Plan will not, without the prior written consent of the Participant, adversely affect the rights of any Participant under a then outstanding Award.

  The Management Plan provides for the grant of stock options intended to be "incentive stock options" within the meaning of Section 422 of the Code ("ISOs"), stock options not intended to be ISOs ("NQSOs"; and together with ISOs, "options"), and Awards of shares of Common Stock which may be subject to such restrictions and conditions as the Board may determine at the time of grant. Each Award will be evidenced by an agreement (the "Award Agreement") entered into between the Participant and the Company, which will set forth the terms and conditions of such Award, as determined by the Board. Subject to other provisions of the Management Plan relating to changes in the capital structure of the Company, the total number of shares of Common Stock that may be made subject to Awards may not exceed 865,500, and the total number to each individual may not exceed 33.33% of the total number of shares of Common Stock that may be subject to Awards under the Management Plan. The Management Plan provides that if the outstanding Common Stock is increased or decreased in number, or changed into, or exchanged for, a different number or kind of securities of the Company or any other corporation by reason of a recapitalization, reclassification, stock split, combination of shares, stock dividend or other event, or if any other dilutive event occurs, the number and kind of securities that may be issued pursuant to the grant, vesting or exercise of any outstanding or future Award, and the purchase price with respect to any outstanding or future Awards, will be adjusted by the Board if and to the extent the Board determines in its sole discretion that such an adjustment is necessary or desirable.

  An aggregate of 544,682 options will be granted under the Management Plan to certain members of management of the Company upon completion of the Offering. Options granted under the Management Plan will become exercisable as to one-third of the shares covered thereby on each of the first, second and third anniversaries of the date of grant. The exercise price of any option will be determined by the Board; provided, however, that (i) the options to be granted under the Management Plan as of completion of the Offering will have a per share exercise price equal to the initial public offering price and (ii) with respect to all other options granted under the Management Plan, the per share exercise price will be equal to 100% of the closing price of the Common Stock on the Nasdaq National Market or such other national stock exchange on which such shares are traded as of the date of grant (110%, in the case of an ISO granted to a Participant (a "10% Holder") who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any "parent corporation" or "subsidiary corporation" of the Company (as such terms are defined in Section 424(f) of the Code)). The term of any option will be determined by the Board and specified in the applicable Award Agreement; provided, however, that in the case of an ISO, the term of such option will not exceed 10 years from the date of grant (five years, in the case of an ISO granted to a 10% Holder). The Management Plan provides that the exercise price of all or any portion of an option must be paid in full at the time of exercise. The exercise price of an option may, as determined by the Board in its discretion, be paid in cash, by check, by delivery to the Company of previously owned shares of Common Stock, by the Participant's interest-bearing full recourse promissory note, by cashless exercise methods, or by a combination of the above.


  At the time an Award is granted under the Management Plan, the Board may determine that the Company will retain, for itself or others, such rights to repurchase, rights of first refusal, and other transfer restrictions applicable to Common Shares issued pursuant to an Award, or may impose such other restrictions as the Board may determine, which rights will be set forth in the applicable Award Agreement. In addition, the Board may impose such other restrictions on any shares of Common Stock issued pursuant to the Management Plan as it may deem advisable, including, without limitation, restrictions under the Securities Act, under the requirements of any stock exchange upon which the shares of the same class are then listed, and under any blue sky or other securities laws applicable to such shares.

  The issuance of shares of Common Stock pursuant to the grant, vesting or exercise of an Award will be conditioned upon payment by the Participant to the company of amounts sufficient to enable the Company to pay all applicable federal, state and local withholding taxes. Such payment may be effected through (i) the Company's withholding from the number of shares that would otherwise be delivered a number of whole shares having a fair market value equal to or less than the aggregate withholding taxes, (ii) payment by the Participant of the aggregate withholding taxes in cash, (iii) withholding by the Company from other amounts contemporaneously owed by the Company to the Participant or (iv) any combination of the foregoing.

  Upon the occurrence of a Change in Control (as defined in the Management
Plan), the Board may in its absolute discretion do any one or more of the following: (i) shorten the period during which options are exercisable (provided they remain exercisable, to the extent otherwise exercisable, for at least ten days after the date notice is given), (ii) accelerate any vesting schedule to which an Award is subject or cause to lapse any repurchase or other rights the Company may have with respect to shares of Common Stock acquired by a Participant pursuant to the grant, vesting or exercise of an Award, (iii) arrange for the grant of replacement Awards or (iv) cancel outstanding Awards or shares of Common Stock acquired by a Participant which are subject to restrictions, for which each such Participant will be entitled to receive in consideration an amount in cash that, in the discretion of the Board, is determined to be equivalent to the fair market value of such Award or shares. In considering the advisability, or the terms and conditions, of any action it may take in connection with a Change in Control, the Board will take into account the penalties that may result directly or indirectly from such action to either the Company or the Participant, or both, under Section 280G of the Code, and may decide to limit such action to the extent necessary to avoid or mitigate such penalties or their effects.

 Directors' 1998 Nonqualified Stock Option Plan

  The Company has adopted, and PLMI, as the Company's sole stockholder, has approved, the Directors' 1998 Nonqualified Stock Option Plan (the "Director Plan") for the purpose of motivating and rewarding those directors of the Company who are not employees of the Company or any subsidiary of the Company (such individuals, "Non-employee Directors") by granting to such directors NQSOs (each such NQSO, a "Director Option"). The Director Plan will be administered by the Board, which, subject to the express provisions of the Director Plan, will have full and final authority to (i) authorize any person to execute on behalf of the Company an agreement evidencing the grant of a Director Option, (ii) interpret the Director Plan and any Director Option and
(iii) make all other determinations determined by the Board to be necessary or advisable for the administration of the Director Plan. The Board may also make whatever rules and regulations it deems useful to administer the Director Plan. Any decision or action of the Board in connection with the Director Plan or any Director Option, or any shares purchased pursuant to a Director Option, will be final and binding.

  The Board may, without stockholder approval, alter, suspend or terminate the Director Plan at any time or from time to time; provided, however, that stockholder approval will be required if and to the extent the Board determines that such approval is appropriate for purposes of satisfying applicable law, including but not limited to federal securities laws. The Board may amend or modify the terms of any outstanding Director Option at any time and from time to time; provided, however, that no such amendment will, without the prior written consent of the optionee, adversely affect the rights of such optionee under a then outstanding option. Unless earlier terminated, the Director Plan will expire on the tenth anniversary of its adoption; provided, however, expiration or other termination of the Director Plan will not, without the prior written consent of the optionee, adversely affect the rights of any optionee under a then outstanding option.

  The total number of shares of Common Stock that may be made subject to Director Options will not exceed in the aggregate 100,000, subject to adjustment. The Director Plan provides that if the outstanding Common Stock is increased or decreased in number, or changed into, or exchange for, a different number or kind of securities of the Company or any other corporation by reason of a recapitalization, reclassification, stock split, combination of shares, stock dividend or other event, or if any other dilutive event occurs, the number and kind of securities that may be issued pursuant to the grant, vesting or exercise of any outstanding or future Director Option, and the purchase price with respect to any outstanding or future Director Options, will be adjusted by the Board if and to the extent the Board determines in its sole discretion that such an adjustment is necessary or desirable.

  Each Non-employee Director automatically will be granted as of the completion of the Offering an option to purchase 10,000 shares of Common Stock at a per share exercise price equal to the initial public offering price. In addition, on each of February 1, 1999 and February 1, 2000, each such director automatically will be granted an option to purchase 5,000 shares of Common Stock at a per share exercise price equal to the average of the high and low prices, as reported in the Wall Street Journal, of such shares on the Nasdaq National Market or such other national stock exchange on which such shares are traded on the day immediately preceding the date as of which such option is granted. The terms and conditions of each Director Option will be set forth in an agreement entered into between the optionee and the Company. The term of each Director Option will be ten years and each Director Option will become exercisable as to one-third of the shares covered thereby on each of the first, second and third anniversaries of the date of grant. If a Non-employee Director ceases to be a director of the Company for any reason other than death, Director Options then held by such Non-employee Director may, to the extent then exercisable, be exercised within six months (12 months, if such individual ceases to be a director of the Company due to the such individual's permanent and total disability) following the effective date of such cessation of service. If a Non-employee Director dies while a director of the Company or within the period that the Director Option remains exercisable after ceasing to be a director, any Director Option then held by such Non-employee Director may be exercised by such individual's personal representative or beneficiary at any time prior to the original expiration date of such option or, if earlier, within twelve months after the death of the Non-employee Director.

  Upon the occurrence of a Change in Control (as defined in the Director
Plan), the Board may in its absolute discretion do any one or more of the following: (i) shorten the period during which Director Options are exercisable (provided they remain exercisable, to the extent otherwise exercisable, for at least 10 days after the date notice is given), (ii) accelerate any vesting schedule to which a Director Option is subject or cause to lapse any restrictions applicable to Common Stock acquired pursuant to the exercise of a Director Option, (iii) arrange for the grant of replacement Director Options or (iv) cancel outstanding Director Options, for which each such optionee will be entitled to receive in consideration an amount in cash that, in the discretion of the Board, is determined to be equivalent to the fair market value of such Director Option. In considering the advisability, or the terms and conditions, of any action it may take in connection with a Change in Control, the Board will take into account the penalties that may result directly or indirectly from such action to either the Company or the Non-employee Director, or both, under Section 280G of the Code, and may decide to limit such action to the extent necessary to avoid or mitigate such penalties or their effects.

BONUS PLANS

  The Company has established a bonus program for Mr. Dugan pursuant to which Mr. Dugan is eligible to receive (i) an annual cash bonus (the "Target Bonus"), subject to the achievement of certain goals, and (ii) additional bonuses (the "Residual Bonuses"), each of which is equal to 50% of the Target Bonus and which may be earned in full in each of the four years following the year in respect of which the Target Bonus is earned. The Target Bonus is set annually by the Board of Directors and the percentage of the Target Bonus actually paid is based on the achievement of certain goals ("Goals") relating to the financial performance of the Company (including without limitation return on equity, meeting or exceeding the Company's budget for pre-tax income and additions to the Company's owned portfolio). Performance that exceeds the Goals may, in the sole discretion of the Board of Directors, result in a payment in excess of 100% of the Target Bonus.

  In each year, the aggregate Residual Bonuses to be paid (including Residual Bonuses payable based on Target Bonuses earned in respect of earlier years) will be payable out of the gain from the disposition of leased assets owned by AFG Credit Corporation, such payment not to exceed 50% of such gain.

EMPLOYMENT AGREEMENTS

  The Company and Gary M. Abrams have entered into an employment agreement, dated as of September 2, 1998 (the "Abrams Agreement"), pursuant to which Mr. Abrams is to be employed as the Company's Senior Vice President, Chief Financial Officer and Treasurer at an annual salary of $150,000 (which salary may be increased, but not decreased). The Abrams Agreement further provides for Mr. Abrams' participation in all of the Company's employee benefit plans and arrangements made available from time to time to its senior executives, as well as any bonus or incentive compensation plan in which other senior executives of the Company may reasonably expect to participate, provided that Mr. Abrams' total bonus in respect of the fiscal year ending December 31, 1998 will be a cash amount equal to $45,000. Under the Abrams Agreement, Mr. Abrams is subject to a covenant not to compete with the Company or solicit the Company's customers during the period of his employment or during the two-year period following termination of his employment with the Company. In the event that the Company terminates Mr. Abrams' employment under the Abrams Agreement other than for death, disability or "Cause" (as each such term is defined in the Abrams Agreement), the Company is obligated to pay to Mr. Abrams, in exchange for his release of claims against the Company, severance pay in the form of salary continuation for a period of 24 months at the current rate per month at the time of such termination of employment. In addition, any stock options or similar stock-based rights held by Mr. Abrams at such time would become immediately accelerated and fully vested, and, during such 24-month period, Mr. Abrams would also be entitled to continued enrollment at the Company's expense in the Company's group medical, dental and vision insurance plans, disability insurance plan and life insurance plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to the Offering, the Company has not had a Compensation Committee. Messrs. Tidball, Dugan and Allgood each participated in deliberations concerning executive officer compensation in 1997. With the exception of Mr. Tidball, who is a director of PLMI and certain of PLMI's subsidiaries other than the Company, no interlocking relationship exists between the Company's Board of Directors and the board of directors or compensation committee of any unaffiliated company, nor has any such relationship existed in the past. The Company has engaged in certain business transactions, and has had and will continue to have certain business relationships, with PLMI. See "Certain Transactions."

                             CERTAIN TRANSACTIONS

PROVISION OF CERTAIN CORPORATE SERVICES BY PLMI

  PLMI provides to the Company certain essential corporate services, including accounting, management information systems and data processing, human resources, legal and risk management services. Prior to the Offering, the amount payable by the Company in respect of such services was based on the time spent by personnel of PLMI in providing such services. The allocated cost of these services in 1997 was $1.3 million.

INTERCOMPANY AGREEMENT

  Prior to the Offering, the Company and PLMI will enter into the Intercompany Agreement, certain provisions of which are summarized below. The following summary does not purport to be complete and is qualified in its entirety by reference to the Intercompany Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms used but not defined in the following summary have the meanings given to them in the Intercompany Agreement. As used herein, "PLMI Affiliated Group" means PLMI collectively with its subsidiaries (other than the Company and its subsidiaries).

 Indemnification

  The Intercompany Agreement provides that the Company will indemnify each member of the PLMI Affiliated Group and each of their respective officers, directors, employees and agents (collectively, the "Indemnitees") against losses based on, arising out of or resulting from (i) the ownership or the operation of the assets or properties, and the operation or conduct of the business, of the Company or its subsidiaries, (ii) any other activities of the Company or its subsidiaries, (iii) any other acts or omissions arising out of performance of the Intercompany Agreement, (iv) any guaranty, keep well, net worth or financial condition maintenance agreement of or by any member of the PLMI Affiliated Group provided to any parties with respect to any actual or contingent obligation of the Company or its subsidiaries and (v) certain other matters. In addition, the Company has agreed to indemnify the Indemnitees against certain civil liabilities, including liabilities under the Securities Act, relating to misstatements in or omissions from the Registration Statement of which this Prospectus forms a part and any other registration statement that the Company files under the Securities Act (other than misstatements or omissions made in reliance on information relating to and furnished by any member of the PLMI Affiliated Group for use in the preparation thereof, against which PLMI has agreed to indemnify the Company). PLMI has also agreed to indemnify the Company and its subsidiaries and each of their respective officers, directors, employees and agents against losses based on, arising out of or resulting from (i) any breach by PLMI of the Intercompany Agreement,
(ii) the ownership or the operation of the assets or properties, and the operation or conduct of the business, of the PLMI Affiliated Group and (iii) certain other specifically identified matters.

 PLMI Consent to Certain Events

  The Intercompany Agreement provides that until members of the PLMI Affiliated Group cease to control at least 35% of the combined voting power of the outstanding Common Stock or no longer own at least 35% of the outstanding Common Stock, the prior written consent of PLMI will be required for: (i) any consolidation or merger of the Company or any of its subsidiaries with any person (other than certain transactions involving wholly owned subsidiaries);
(ii) any sale, lease, exchange or other disposition by the Company or any of its subsidiaries (other than transactions to which the Company and its wholly owned subsidiaries are the only parties), directly or indirectly, of all or substantially all of the assets of the Company or any of its subsidiaries;
(iii) any alteration, amendment or repeal of the Charter or Bylaws: (iv) any issuance by the Company or any subsidiary of the Company of any equity securities or equity derivative securities (except (a) up to 965,500 options to purchase shares of Common Stock pursuant to employee and director stock option, profit sharing and other benefit plans of the Company and its subsidiaries and the issuance of the shares of Common Stock underlying such options, (b) the issuance of shares of capital stock of a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company and (c) in the Offering); (v) the election or appointment of persons to, or the filling of a vacancy in, the offices of president or chief executive officer of the Company; and (vi) the dissolution, liquidation or winding up of the Company.

 Registration Rights

  The Company has granted to the PLMI Affiliated Group certain demand registration rights with respect to shares of Common Stock owned by the PLMI Affiliated Group. The PLMI Affiliated Group has the right to request demand registrations from time to time, and such registration rights are transferable by the PLMI Affiliated Group. The Company has agreed to pay all costs and expenses in connection with each such registration, except underwriting discounts and commissions applicable to the shares of Common Stock sold by the PLMI Affiliated Group. The Intercompany Agreement contains customary terms and provisions with respect to, among other things, registration procedures and certain rights to indemnification granted by parties thereunder in connection with the registration of Common Stock on behalf of the PLMI Affiliated Group.

 Reimbursement of Expenses

  The Company has agreed to pay all costs and expenses incurred in connection with the Offering and certain other transactions.

 Equity Purchase Rights

  The Company has agreed that, to the extent permitted by the principal national securities exchange in the United States upon which the Common Stock is listed and so long as PLMI controls at least 35% of the combined voting power of the outstanding Common Stock or at least 35% of the issued and outstanding Common Stock, the PLMI Affiliated Group may purchase its pro rata share (based on its then current percentage equity interest in the Company) of any voting equity security issued by the Company (excluding any such securities offered in connection with the Offering and pursuant to employee stock options or other benefit plans, dividend reinvestment plans and other offerings other than for cash). The exercise of such rights is currently prohibited by the NYSE.

 Certain Services to Be Provided by PLMI

  The Intercompany Agreement also provides for PLMI to provide certain corporate services to the Company during the three-year period immediately following the date thereof, including accounting, data processing, human resources, legal and risk management services. In consideration of the provision of such services under the agreement, the Company is obligated to pay PLMI a base annual service fee in the amount of $500,000 in four equal installments of $125,000 each on or before the thirtieth day of each January, April, July and September.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of Common Stock as of October 15, 1998, as adjusted to reflect the sale of the Common Stock offered hereby, for (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) the Selling Stockholder, (iii) each director of the Company, (iv) each Named Executive Officer and (v) all directors and executive officers of the Company as a group.

                             SHARES BENEFICIALLY            SHARES BENEFICIALLY
                                OWNED PRIOR TO                  OWNED AFTER
                                 OFFERING(1)      NUMBER OF     OFFERING(1)
          NAME OF            --------------------  SHARES   --------------------
     BENEFICIAL OWNER         NUMBER   PERCENT(2)  OFFERED   NUMBER   PERCENT(2)
     ----------------        --------- ---------- --------- --------- ----------
PLM International, Inc. ...  4,200,000    100%     580,000  3,620,000   62.7%
  One Market
  Steuart Street Tower
  Suite 800
  San Francisco, California
   94105
Robert N. Tidball..........          0       *         --           0       *
Donald R. Dugan, Jr........          0       *         --           0       *
J. Michael Allgood.........          0       *         --           0       *
Joseph C. Berenato.........          0       *         --           0       *
Richard E. Carolan.........          0       *         --           0       *
John F. O'Brien............          0       *         --           0       *
Jeffrey F. Zerrer..........          0       *         --           0       *
Susan S. Franklin (3)......          0       *         --           0       *
All directors and executive
 officers as a group (10
 persons)..................          0       *         --           0       *

--------
 * Less than 1%
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The persons named in this table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(2) Applicable percent ownership is based on 4,200,000 shares of Common Stock outstanding as of October 15, 1998 and 5,770,000 shares of Common Stock outstanding upon completion of the Offering.

(3) Ms. Franklin resigned from her position at the Company in May 1998.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 30,000,000 shares of common stock, par value $0.01 per share ("Common Stock"), and 5,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock").

COMMON STOCK

  As of September 30, 1998, 4,200,000 shares of Common Stock were outstanding, all of which were held by the Selling Stockholder. Upon completion of the Offering, 5,770,000 shares of Common Stock will be outstanding.

  The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of holders of Common Stock. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the voting power of shares of Common Stock outstanding are able to elect all the directors and the holders of the remaining shares are not able to elect any directors. Upon completion of the Offering, the Selling Stockholder will own a majority of the outstanding shares of Common Stock. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The Company has never paid cash dividends on its Common Stock. The shares of Common Stock have no preemptive rights, redemption rights or sinking fund provisions. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby upon issuance and sale will be, duly authorized, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Charter authorizes the Board of Directors, without any action by the stockholders of the Company, to issue up to 5,000,000 shares of Preferred Stock. Pursuant to such authorization, the Company's Board of Directors may establish, without stockholder approval, one or more classes or series of Preferred Stock having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as the Board of Directors may designate, including in connection with the adoption of a stockholder rights plan. The Company believes that this authorization to issue Preferred Stock will provide flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation of the Company. The issuance of Preferred Stock could also have the effect of delaying, deferring or preventing a change in control of the Company.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless (i) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

  Under Section 203, these restrictions do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

  The Charter provides that following completion of the Offering, the ability of the Company's stockholders to consent in writing, pursuant to Section 228 of the Delaware General Corporation Law, to the taking of any action with respect to any of the following is specifically denied: (i) any consolidation or merger of the Company with or into any person, or of any person with or into the Company, requiring the approval of stockholders of the Company, (ii) any sale, lease, exchange or other disposition by the Company or any subsidiary of the Company of all or substantially all of the assets of the Company requiring the approval of stockholders of the Company, (iii) any dissolution, liquidation or winding up of the Company requiring the approval of stockholders of the Company, (iv) any election of directors pursuant to
Section 211(b) of the Delaware General Corporation Law and (v) any amendment, alteration, change or repeal of Article NINTH of the Charter, which sets forth such provision.

  The Bylaws provide that the Company's Board of Directors will be elected by a plurality of votes cast at the annual meeting of holders of Common Stock. In general, the Board of Directors, not the stockholders, has the right to appoint persons to fill vacancies on the Board of Directors. The Bylaws also provide that as long as the PLMI Affiliated Group maintains a 35% interest in the Common Stock, the Board of Directors will nominate two persons designated by PLMI for election to the Board of Directors at each annual meeting and at any special meeting of stockholders called for the purpose of electing directors.

  The Bylaws provide that special meetings of holders of Common Stock may be called only by the Company's Board of Directors or by the holders of a majority in voting power of the outstanding capital stock of the Company and that only such business as is specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors may be conducted at a special meeting of stockholders of the Company.

  The Bylaws provide that the only business that may be considered at an annual meeting of holders of Common Stock, in addition to business specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or otherwise properly brought before the annual meeting by or at the direction of the Board of Directors, is business proposed (or persons nominated to be director) by certain stockholders who comply with the notice requirements set forth in the Bylaws. The Bylaws require that a stockholder give the Company notice of proposed business or nominations not less than 60 days prior to the anniversary date of the immediately preceding annual meeting of stockholders or (if the annual meeting is called for a date not within 30 days before or after such anniversary date) ten days after the day on which notice of the annual meeting is mailed or public disclosure thereof made, whichever occurs first. The notice must also contain information about the stockholder proposing the business or nomination, the stockholder's interest in the business, and (with respect to nominations for director) information about the nominee of the nature required to be disclosed in public proxy statements. The stockholder also must submit a notarized letter from each of the stockholder's nominees stating the nominee's acceptance of the nomination and indicating the nominee's intention to serve as director if elected.

  The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws requires a greater percentage.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have 5,770,000 shares of Common Stock outstanding. The 2,150,000 shares of Common Stock offered hereby will be freely tradeable without restriction or further registration under the Securities Act, except for shares sold by persons deemed to be "affiliates" of the Company or acting as "underwriters," as those terms are defined in the Securities Act. Following the expiration of the lock-up period described below, all of the remaining outstanding shares of Common Stock will be freely tradeable subject to restrictions on resale imposed upon "affiliates" by Rule 144 under the Securities Act.

  An aggregate of 965,500 shares of Common Stock are reserved for issuance to directors, executives, consultants and employees of the Company pursuant to the Management Plan and the Director Plan. The Company intends to file a registration statement on Form S-8 covering the issuance of shares of Common Stock pursuant to the Management Plan and the Director Plan. Accordingly, shares issued pursuant to these plans will be freely tradeable, except for any shares held by an "affiliate" of the Company.

  PLMI and certain of its subsidiaries have been granted certain demand registration rights pursuant to the Intercompany Agreement. See "Certain Transactions."

  The Company, its officers and directors, and the Selling Stockholder have agreed not to offer, sell or grant any option for the sale of, or otherwise dispose of, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for shares of Common Stock for a period of 180 days commencing on the date of this Prospectus without the prior written consent of the Legg Mason Wood Walker, Incorporated, other than the issuance of options to purchase Common Stock or shares of Common Stock issuable upon the exercise thereof in connection with the Company's stock option plans, provided that such options will not vest and such shares will not be transferable prior to the end of the 180 day period. See "Underwriting."

  Prior to the Offering, there has been no market for the Common Stock. No predictions can be made of the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of Common Stock could adversely affect the prevailing market price of the Common Stock, as well as impair the ability of the Company to raise capital through the issuance of additional equity securities.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement") between the Company and the Selling Stockholder, on the one hand, and Legg Mason Wood Walker, Incorporated ("Legg Mason") and ING Baring Furman Selz LLC, as representatives of the underwriters (the "Representatives"), on the other hand, the underwriters named below (the "Underwriters") have severally agreed to purchase from the Company and the Selling Stockholder the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                       NUMBER OF
     UNDERWRITERS                                                       SHARES
     ------------                                                      ---------
     Legg Mason Wood Walker, Incorporated.............................
     ING Baring Furman Selz LLC.......................................
                                                                       ---------
       Total.......................................................... 2,150,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock are subject to the satisfaction of certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any of such shares are purchased.

  The Company and the Selling Stockholder have been advised by Legg Mason that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at such public offering price less a
concession not in excess of $   per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $   per share to
certain other underwriters or to certain other brokers or dealers. After the initial offering to the public, the offering price and other selling terms may be changed by Legg Mason.

  The Company and the Selling Stockholder have granted the Underwriters an option to purchase up to an additional 235,490 shares of Common Stock and 87,010 shares of Common Stock, respectively, to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The Underwriters may exercise this option at any time up to 30 days after the date of this Prospectus. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock that is proportionate to such Underwriter's initial commitment as indicated in the preceding table.

  The Selling Stockholder and all of the Company's directors and officers have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any right to acquire Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Legg Mason. In addition, the Company has agreed in the Underwriting Agreement that, during the period of 180 days after the date of this Prospectus, without the prior written consent of Legg Mason, it will not issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable with the Company's Common Stock or other equity security, subject to certain limited exceptions. Legg Mason may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. See "Shares Eligible for Future Sale."

  Legg Mason has advised the Company and the Selling Stockholder that the Underwriters do not intend to confirm sales in excess of 5% of the shares offered hereby to accounts over which they exercise discretionary authority.

  The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  Until the distribution of the shares of Common Stock is completed, the rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Common Stock. As an exception to these rules, in connection with this offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the Commission pursuant to which such persons may bid for or purchase Common Stock for the purpose of pegging, fixing or maintaining the market price of the Common Stock.

  The Underwriters may also create a short position for the account of the Underwriters by selling more shares of Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Stockholder, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such position. The Underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  In addition, Legg Mason, on behalf of the Underwriters, also may impose "penalty bids" under contractual arrangements with the Underwriters whereby they may reclaim from an Underwriter (or any selling group member participating in this offering) for the account of the other Underwriters, the selling concession with respect to shares of Common Stock that are distributed in this offering but subsequently purchased for the account of the Underwriters in the open market.

  In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

  Neither the Company, the Selling Stockholder nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares of Common Stock. In addition, neither the Company, the Selling Stockholder nor any of the Underwriters makes any representations that the Underwriters will engage in such transactions, or that such transactions once commenced, will not be discontinued without notice.

  Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiation among the Company, the Selling Stockholder and the Representatives. Among the factors to be considered in such negotiations are the prevailing market conditions, the Company's results of operations and current financial position, estimates of the business potential and prospects of the Company, the experience of the Company's management, the economics of the industry in general and other factors deemed relevant.

  The Company has applied for quotation of the Common Stock on the Nasdaq National Market under the symbol "AFGC."

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, San Francisco, California. Certain legal matters relating to the Common Stock offered hereby will be passed upon for the Underwriters by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1997 and 1996, for each of the years in the two-year period ended December 31, 1997 and for the period from February 9, 1995 (inception) through December 31, 1995 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and in the Registration Statement and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are intended to discuss all relevant material provisions of such contracts, agreements or documents; however, reference is made to each such exhibit for a more complete description of the matters involved, and such statements are qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. The Registration Statement and other information filed by the Company with the Commission are also available at the web site maintained by the Commission on the World Wide Web at http://www.sec.gov. For further information pertaining to the Company and the Common Stock offered by this Prospectus, reference is made to the Registration Statement, including the exhibits thereto and the consolidated financial statements, notes and schedules included as a part thereof.

                 AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report..............................................  F-2
Consolidated Statements of Operations for the period from February 9, 1995
 (inception) through December 31, 1995, the Years Ended December 31, 1996 and 1997 and the Six Months Ended June 30, 1997 and 1998 (unaudited).....  F-3
Consolidated Balance Sheets as of December 31, 1996 and 1997 and June 30,
 1998 (unaudited).........................................................  F-4
Consolidated Statements of Changes in Stockholder's Equity for the period from February 9, 1995 (inception) through December 31, 1995, the Years
 Ended December 31, 1996 and 1997 and the Six Months Ended June 30, 1997
 and 1998 (unaudited).....................................................  F-5
Consolidated Statements of Cash Flows for the period from February 9, 1995
 (inception) through December 31, 1995, the Years Ended December 31, 1996 and 1997 and the Six Months Ended June 30, 1997 and 1998 (unaudited).....  F-6
Notes to Consolidated Financial Statements................................  F-7

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
American Finance Group, Inc.

  We have audited the consolidated financial statements of American Finance Group, Inc. and subsidiaries (the "Company") as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Finance Group, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for the period from February 9, 1995 (inception) through December 31, 1995 and each of the years in the two-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

San Francisco, California

April 24, 1998 (except with
 respect to the matters discussed
 in Note 18, as to which the
 date is October 13, 1998)

                 AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                           (IN THOUSANDS OF DOLLARS)

                                               FOR THE YEAR
                          FOR THE PERIOD FROM      ENDED        FOR THE SIX MONTHS
                           FEBRUARY 9, 1995    DECEMBER 31,       ENDED JUNE 30,
                          (INCEPTION) THROUGH ----------------  --------------------
                           DECEMBER 31, 1995   1996     1997      1997       1998
                          ------------------- -------  -------  ---------  ---------
                                                                   (UNAUDITED)
REVENUES
Finance lease (Note 2)..        $   --        $ 1,763  $ 7,027  $   3,245  $  5,708
Operating lease (Note
 4).....................          2,293         5,020    8,634      4,562     4,193
Financing income (Note
 3).....................            --             92      546        291       336
Management fees (Note
 1).....................            145           485      729        326       407
Revenue from sale of
 leases and related
 assets (Note 1)........          1,252         2,188    3,737      1,605     1,776
                                -------       -------  -------  ---------  --------
  Revenues from ongoing
   business activities..          3,690         9,548   20,673     10,029    12,420
Revenues from the
 management of Equis
 investor programs
 (Note 14)..............          1,635           --       --         --        --
                                -------       -------  -------  ---------  --------
    Total revenues......          5,325         9,548   20,673     10,029    12,420
COSTS AND EXPENSES
Operations support......          5,686         3,509    3,947      1,921     2,021
Depreciation and
 amortization...........              8         4,292    6,622      3,569     3,633
General and
 administrative (Note
 9).....................            867         1,178    1,263        632       596
                                -------       -------  -------  ---------  --------
    Total costs and
     expenses...........          6,561         8,979   11,832      6,122     6,250
                                -------       -------  -------  ---------  --------
Operating income
 (loss).................         (1,236)          569    8,841      3,907     6,170
Interest expense........            --         (2,019)  (5,800)    (2,804)   (4,780)
Interest income.........            --            176      324        151       232
Other expense...........            --            (19)     --         --        --
                                -------       -------  -------  ---------  --------
Income (loss) before
 income taxes...........         (1,236)       (1,293)   3,365      1,254     1,622
Provision for (benefit
 from) income taxes
 (Note 8)...............           (442)         (457)   1,259        469       605
                                -------       -------  -------  ---------  --------
    Net income (loss)...        $  (794)      $  (836) $ 2,106  $     785  $  1,017
                                =======       =======  =======  =========  ========
Basic and diluted
 earnings (loss) per
 weighted-average common
 share outstanding (Note
 1).....................        $ (0.19)      $ (0.20) $  0.50  $    0.19  $   0.24
                                =======       =======  =======  =========  ========
PRO FORMA DATA
 (UNAUDITED--SEE NOTE
 13)
Historical net loss.....                      $  (836)
  Pro forma adjustments
   to reflect net income
   from subsidiary of
   Parent earned on
   behalf of the
   Company..............                          838
                                              -------
  Pro forma net income..                      $     2
                                              =======
  Pro forma basic and
   diluted earnings per
   weighted-average
   common share
   outstanding..........                      $  0.00
                                              =======

       See accompanying notes to these consolidated financial statements.

                 AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                          ASSETS
                                                  DECEMBER 31,
                                                ------------------   JUNE 30,
                                                  1996      1997       1998
                                                --------  --------  -----------
                                                                    (UNAUDITED)
Restricted cash (Note 1)....................... $  3,552  $  3,775   $  6,956
Receivables....................................    1,971     1,762      1,524
Investment in direct finance leases, net (Note
 2)............................................   52,964   112,465    158,785
Loans receivable (Note 3)......................    5,718     5,861     22,634
Commercial and industrial equipment held for
 operating leases (Note 4).....................   34,196    28,806     28,258
  Less accumulated depreciation................   (3,062)   (5,061)    (7,800)
                                                --------  --------   --------
                                                  31,134    23,745     20,458
Other assets, net (Note 5).....................    3,982     3,858      3,955
                                                --------  --------   --------
    Total assets............................... $ 99,321  $151,466   $214,312
                                                ========  ========   ========
     LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Warehouse credit facility (Note 6)........... $ 26,886  $ 23,040   $ 44,803
  Nonrecourse notes payable (Note 7)...........      --     10,000     17,545
  Nonrecourse securitization facility (Note
   7)..........................................   45,392    71,302    105,946
  Advance from PLMI (Note 9)...................      --      6,478        --
  Payables and other liabilities...............    6,860    13,477      6,908
  Deferred income taxes (Note 8)...............    2,310     7,190     10,925
                                                --------  --------   --------
    Total liabilities..........................   81,448   131,487    186,127
Commitments and contingencies (Note 10)
Stockholder's equity (Notes 11 and 18):
 Preferred stock ($0.01 par value, 5,000,000
  shares authorized, no shares issued or
  outstanding as of December 31, 1996 or 1997
  or June 30, 1998)............................      --        --         --
 Common stock ($0.01 par value, 30,000,000
  shares authorized, 4,200,000 shares issued
  and outstanding as of December 31, 1996 and
  1997 and June 30, 1998)......................       42        42         42
Paid-in capital, in excess of par..............   19,461    19,461     26,650
Retained earnings (accumulated deficit)........   (1,630)      476      1,493
                                                --------  --------   --------
    Total stockholder's equity.................   17,873    19,979     28,185
                                                --------  --------   --------
      Total liabilities and stockholder's
       equity.................................. $ 99,321  $151,466   $214,312
                                                ========  ========   ========

       See accompanying notes to these consolidated financial statements.

                 AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

            FOR THE PERIOD FROM FEBRUARY 9, 1995 (INCEPTION) THROUGH

      DECEMBER 31, 1995, THE YEARS ENDED DECEMBER 31, 1996 AND 1997,

                  AND THE SIX MONTHS ENDED JUNE 30, 1998
                           (IN THOUSANDS OF DOLLARS)

                                           PAID-IN    RETAINED
                                           CAPITAL   EARNINGS/       TOTAL
                                   COMMON IN EXCESS (ACCUMULATED STOCKHOLDER'S
                                   STOCK   OF PAR     DEFICIT)      EQUITY
                                   ------ --------- ------------ -------------
BALANCES, FEBRUARY 9, 1995
 (INCEPTION)......................  $42    $   --     $   --        $   --
Capital contributions from
 Parent...........................   --      2,586        --          2,628
Net loss..........................   --        --        (794)         (794)
                                    ---    -------    -------       -------
BALANCES, DECEMBER 31, 1995.......   42      2,586       (794)        1,834
Capital contributions from
 Parent...........................   --     16,875        --         16,875
Net loss..........................   --        --        (836)         (836)
                                    ---    -------    -------       -------
BALANCES, DECEMBER 31, 1996.......   42     19,461     (1,630)       17,873
Net income........................   --        --       2,106         2,106
                                    ---    -------    -------       -------
BALANCES, DECEMBER 31, 1997.......   42     19,461        476        19,979
Capital contributions from
 Parent...........................   --      7,189        --          7,189
Net income........................   --        --       1,017         1,017
                                    ---    -------    -------       -------
BALANCES, JUNE 30, 1998
 (UNAUDITED)......................  $42    $26,650    $ 1,493       $28,185
                                    ===    =======    =======       =======



       See accompanying notes to these consolidated financial statements.

                 AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                      FOR THE YEAR ENDED    FOR THE SIX MONTHS
                             FOR THE PERIOD FROM         DECEMBER 31,         ENDED JUNE 30,
                         FEBRUARY 9, 1995 (INCEPTION) --------------------  -------------------
                          THROUGH DECEMBER 31, 1995     1996       1997       1997      1998
                         ---------------------------- ---------  ---------  --------  ---------
                                                                               (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)......            $  (794)           $    (836) $   2,106  $    785  $   1,017
Adjustments to
 reconcile net income
 (loss) to net cash
 provided by operating
 activities:
 Depreciation and
  amortization.........                  8                4,292      6,622     3,569      3,633
 Deferred income tax
  expense..............                806                1,504      4,880     2,440      3,735
 Gain on the sale or
  disposition of
  assets, net..........                --                (1,039)    (2,388)   (1,434)    (1,086)
 Changes in assets and
  liabilities:
 (Increase) decrease in
  receivables..........               (360)              (1,611)       209     1,163        238
 Decrease (increase) in
  other assets, net....                --                  (182)       115       (99)      (399)
 Increase in payables
  and other
  liabilities..........                  4                1,561      1,520     1,395      1,221
                                   -------            ---------  ---------  --------  ---------
  Net cash provided by
   (used in) operating
   activities..........               (336)               3,689     13,064     7,819      8,359
                                   -------            ---------  ---------  --------  ---------
INVESTING ACTIVITIES
Principal payments
 received on loans.....                --                   227      2,020       979      1,878
Investment in loans
 receivable............                --                (5,945)    (2,163)     (777)   (18,651)
Principal payments
 received on finance
 leases................                --                 4,832     15,569     7,350     14,981
Investment in direct
 finance leases........                --               (53,281)   (72,704)  (20,803)   (81,546)
Purchase of commercial
 and industrial
 equipment held for
 operating lease.......                --               (73,027)   (50,204)  (13,728)   (16,261)
Proceeds from the sale
 of commercial and
 industrial equipment
 on operating lease....                --                39,888     56,638    24,699     15,409
Proceeds from the sale
 of commercial and
 industrial equipment
 on finance lease......                --                   --         --        --      14,349
Proceeds from the sale
 of fixed assets.......                --                   528        --        --         --
Purchase of fixed
 assets................                (19)                (605)      (539)     (348)       --
Purchase of certain
 lease origination and
 management assets.....             (1,342)              (1,907)       --        --         --
                                   -------            ---------  ---------  --------  ---------
  Net cash used in
   investing
   activities..........             (1,361)             (89,290)   (51,383)   (2,628)   (69,841)
                                   -------            ---------  ---------  --------  ---------
FINANCING ACTIVITIES
Borrowings on warehouse
 credit facility.......                --                76,392     90,908    23,510     72,065
Repayment of warehouse
 credit facility.......                --               (49,506)   (94,754)  (43,255)   (50,302)
Borrowings on
 nonrecourse notes
 payable...............                --                   --      10,000       --       9,496
Repayment of
 nonrecourse notes
 payable...............                --                   --         --        --      (1,951)
Borrowings on
 nonrecourse
 securitization
 facility..............                --                56,024    111,716    14,394     45,016
Repayment of
 nonrecourse
 securitization
 facility..............                --               (10,632)   (85,806)   (7,443)   (10,372)
Payment of loan fees...               (931)                 --         --        --         --
Increase in restricted
 cash..................                --                (3,552)      (223)     (384)    (3,181)
Advance from PLMI,
 net...................                --                   --       6,478     7,987     (6,478)
Capital contributions
 from Parent...........              2,628               16,875        --        --       7,189
                                   -------            ---------  ---------  --------  ---------
  Net cash provided by
   (used in) financing
   activities..........              1,697               85,601     38,319    (5,191)    61,482
                                   -------            ---------  ---------  --------  ---------
Net change in cash and
 cash equivalents......                --                   --         --        --         --
Cash and cash
 equivalents at
 beginning of period...                --                   --         --        --         --
                                   -------            ---------  ---------  --------  ---------
Cash and cash
 equivalents at end of
 period................            $   --             $     --   $     --   $    --   $     --
                                   =======            =========  =========  ========  =========
SUPPLEMENTAL DISCLOSURE
 NET CASH PAID
 (RECEIVED) FOR:
Interest...............            $   --             $   1,893  $   5,057  $  2,613  $   4,433
                                   =======            =========  =========  ========  =========
Income taxes...........            $  (442)           $    (457) $   1,259  $    469  $     605
                                   =======            =========  =========  ========  =========
SUPPLEMENTAL
 DISCLOSURE--NONCASH
 INVESTING ACTIVITIES:
Commercial and
 industrial equipment
 purchases included in
 accounts payable......            $   --             $   5,295  $  10,594  $    600  $   2,805
                                   =======            =========  =========  ========  =========

       See accompanying notes to these consolidated financial statements.

                 AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

  The accompanying consolidated financial statements contain all necessary adjustments, consisting primarily of normal recurring accruals, to present fairly the results of operations, financial position, changes in stockholder's equity, and cash flows of American Finance Group, Inc. and its wholly owned subsidiaries (the "Company"). The principal subsidiary is AFG Credit Corporation, whose primary purpose is to own equipment pledged in the nonrecourse securitization facility. All intercompany transactions among the consolidated group have been eliminated.

  The Company was incorporated in Delaware and commenced operations in February 1995. The Company is a wholly owned subsidiary of PLM International, Inc., a Delaware corporation ("PLMI" or the "Parent"). The Company is an equipment leasing and management company that originates and services lease and loan transactions for commercial and industrial equipment, such as data processing, communications, materials-handling, and construction equipment. These may be financed by nonrecourse debt for the Company's own account or for sale to institutional leasing investment programs ("institutional programs") or other investors. The Company uses its short-term secured debt facility to finance the acquisition of assets prior to sale or permanent financing by nonrecourse debt. The leases are accounted for as operating or direct finance leases. The Company also originates loans in which it takes a security interest in the assets financed.

  In 1995, PLMI entered into an agreement to obtain certain assets and manage certain operations of an entity presently named Equis Financial Group, a Massachusetts general partnership ("Equis"). During 1995, the Company provided management services for the Equis investor programs, for which the Company earned management fees and other revenues. In December 1995, the agreement was modified to exclude the management of the Equis investor programs. Under the modified agreement, the Company hired certain Equis lease origination and servicing employees and acquired from Equis certain customer lists, master lease agreements and the rights to originate and service equipment leases sold to an institutional program. The Company paid $3.2 million in the transaction, $0.5 million of which was allocated to software, computers and furniture, $0.8 million of which was allocated to certain intangible assets based on estimated fair value, and the balance of $1.9 million was recorded as goodwill.

  These consolidated financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LEASING OPERATIONS

  The Company's leasing operations generally consist of operating and direct finance leases on commercial and industrial equipment. Under the operating lease method of accounting, the leased asset is recorded at cost and depreciated over its estimated useful life. Rental payments are recorded as revenue over the lease term.

  Under the direct finance lease method of accounting, the leased asset is recorded as an investment in direct finance leases and represents the minimum net lease payments receivable, including third-party guaranteed residuals, plus the unguaranteed residual value of the equipment, less unearned income. Rental payments, including principal and interest on the lease, reduce the investment each month, and the interest is recorded as revenue over the lease term.

              AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASING OPERATIONS (CONTINUED)

  The Company capitalizes initial direct costs of lease originations. Amounts capitalized related to direct finance leases are included in the net investment and are amortized using the effective interest method. Amounts capitalized related to operating leases are included in other assets and are amortized straight-line over the lease term, which usually ranges from one to seven years.

EQUIPMENT

  Commercial and industrial equipment on operating lease is depreciated to its estimated residual value over the lease term, which usually ranges from one to seven years. Residual values for commercial and industrial equipment vary according to the type of equipment and term of the lease.

  In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121") of the Financial Accounting Standards Board, the Company reviews the carrying value of its equipment at least annually in relation to expected future market conditions for the purpose of assessing recoverability of the recorded amounts. In addition, from time to time the Company utilizes third-party appraisals to estimate fair value of its equipment, comparing the aggregate carrying value for each equipment type under each lease agreement to the aggregate appraisal value in order to assess potential impairment. If projected undiscounted future lease revenues plus residual values are lower than the carrying value of the equipment, the loss on revaluation is recorded. There were no revaluations in 1995, 1996 or 1997.

  Maintenance costs are generally the obligation of the lessee.

RESIDUAL INTERESTS

  The residual value of equipment under direct finance lease is the estimated amount to be received by the Company from disposition of equipment at lease termination. The Company reviews the carrying values of its residual interests at least annually in relation to expected future market values for the equipment in which it holds residual interests for the purpose of assessing recoverability of recorded amounts. In addition, from time to time the Company utilizes third-party appraisals to estimate fair value of its residual values, comparing the aggregate carrying value for each equipment type under each lease agreement to the aggregate appraisal value in order to assess potential impairment. If the projected residual is less than the amount recorded, a loss on revaluation is recorded. There were no revaluations in 1995, 1996 or 1997.

INTEREST-RATE SWAP AGREEMENTS

  The Company has entered into interest-rate swap agreements to hedge its interest-rate exposure on its nonrecourse securitization facility. The terms of the swap agreements correspond to the hedged debt. The differential to be paid or received under the swap agreement is charged or credited to interest expense.

INSTITUTIONAL PROGRAMS

  The Company earns revenues in connection with lease originations and servicing equipment leases for institutional programs. Acquisition fees, which are included in revenue for sale of leases and related assets, are generally earned through the purchase and initial lease of equipment, and are generally recognized as revenue when the Company completes substantially all of the services required to earn the fees, generally when binding commitment agreements are signed. Management fees are earned for servicing the equipment portfolios and leases as provided for in various agreements, and are recognized as revenue over time as they are earned.

              AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TRANSFER OF DIRECT FINANCE LEASES, LOANS AND OPERATING LEASES

  On January 1, 1997, the Company adopted SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). SFAS No. 125 provides guidelines for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company's transfers of direct finance leases and loans to the securitization facility are accounted for as financings under SFAS No. 125.

  The transfer to the securitization facility of equipment subject to operating leases in which the Company retains substantial risk of ownership, are not treated as sales in accordance with the provisions of SFAS No. 13 and are also accounted for as financings. The transfer of equipment subject to operating leases to institutional programs and third parties, where the Company retains no risk of ownership, are treated as sales with gain or loss on sale recognized in the period title passes.

RESTRICTED CASH

  Restricted cash consists of a collateral account subject to withdrawal restrictions of the nonrecourse debt facility. This agreement requires all payments on pledged lease receivables to be deposited into a restricted cash account. Principal, interest, and related fees are paid monthly in arrears from this account. Cash remaining after these payments may be released to the Company subject to certain debt covenant limitations.

INTANGIBLES

  Intangibles are included in other assets, net on the balance sheet, and are shown at the lower of net amortized cost or fair value. Intangibles primarily relate to the purchase of certain assets from Equis and loan fees. Intangible assets are being amortized over eight years from the acquisition date. Loan fees are amortized over the life of the related loan. The Company annually reviews the valuation of its intangibles based on projected future cash flows.

EARNINGS PER WEIGHTED-AVERAGE COMMON SHARE

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share," which required the Company to present basic and diluted earnings per share on the face of the income statement, effective December 15, 1997. Basic earnings per common share is computed by dividing net income into common shares by the weighted-average number of shares outstanding during the period. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the inclusion of all potentially dilutive common shares. The Company did not have any potentially dilutive shares outstanding in the years ended December 31, 1996 and 1997. The weighted average number of shares deemed outstanding for the basic and diluted earnings per share calculation was 4,200,000 for the period from February 9, 1995 (inception) through December 31, 1995 and the years ended December 31, 1996 and 1997.

INCOME TAXES

  The Company recognizes income tax expense using the liability method. Deferred taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

               AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

  The Company is included in the consolidated federal and certain combined state income tax returns of the Parent. The Company provides for income tax expense using a combined federal and state tax rate applied to pretax earnings. The tax provision is calculated on a separate return basis.

  Deferred income taxes arise primarily because of differences in the timing of reporting equipment depreciation and certain reserves for financial statement and income tax reporting purposes.

2. DIRECT FINANCE LEASES

  During 1996, the Company purchased $57.8 million in commercial and industrial equipment that was placed on finance lease. During 1997, the Company purchased $75.3 million in commercial and industrial equipment that was placed on finance lease.

  Commercial and industrial equipment, at original equipment cost, subject to finance leases is represented by the following types (in thousands of dollars):

                                                                     AS OF
                                                    AS OF           JUNE 30,
                                              DECEMBER 31, 1997       1998
                                              --------------------------------
   Computers and peripherals................. $    60,274     45% $ 72,668  37%
   Materials handling........................      28,693     21    40,183  21
   Manufacturing.............................       7,200      5    28,458  15
   Point of sale.............................      21,991     17    22,980  12
   General purpose plant and warehouse ......       3,239      2    11,395   6
   Communications............................       3,481      3     4,220   2
   Construction and mining...................       3,348      3     4,169   2
   Other.....................................       4,842      4     9,854   5
                                              ----------- ------  -------- ---
     Total................................... $   133,068    100% $193,927 100%
                                              =========== ======  ======== ===

  The following lists the components of the investment in direct finance leases, net (in thousands of dollars):

                                                       AS OF
                                                   DECEMBER 31,       AS OF
                                                 ------------------  JUNE 30,
                                                   1996      1997      1998
                                                 --------  --------  --------
   Minimum lease payments receivable............ $ 56,651  $115,521  $162,600
   Estimated unguaranteed residual values of
    leased properties...........................    6,928    18,998    26,032
   Initial lease origination costs, net.........      294       535       809
                                                 --------  --------  --------
                                                   63,873   135,054   189,441
   Less unearned income.........................  (10,909)  (22,589)  (30,656)
                                                 --------  --------  --------
   Investment in direct finance leases, net..... $ 52,964  $112,465  $158,785
                                                 ========  ========  ========

              AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)

2. DIRECT FINANCE LEASES (CONTINUED)

                 SCHEDULE OF MINIMUM LEASE PAYMENTS RECEIVABLE
                            AS OF DECEMBER 31, 1997
                           (IN THOUSANDS OF DOLLARS)

   1998............................................................... $ 36,592
   1999...............................................................   32,395
   2000...............................................................   25,136
   2001...............................................................   15,132
   2002...............................................................    6,144
   Thereafter.........................................................      122
                                                                       --------
     Total minimum lease payments receivable.......................... $115,521
                                                                       ========

3. LOANS RECEIVABLE

  As of December 31, 1997, the Company had loans receivable outstanding with three customers, totaling $5.9 million with interest rates ranging from 8.70% to 10.81%, secured by commercial and industrial equipment and related leases. Future payments receivable on the notes as of December 31, 1997 are as follows (in thousands of dollars):

   1998................................................................. $2,824
   1999.................................................................  2,816
   2000.................................................................    221
                                                                         ------
     Total loans receivable............................................. $5,861
                                                                         ======

  As of December 31, 1997, the Company estimates, based on recent transactions, that the fair market value of the $5.9 million loans receivable approximates book value.

  As of June 30, 1998, the Company had loans receivable outstanding with six customers, totaling $22.6 million with interest rates ranging from 6.23% to 10.81%, secured by commercial and industrial equipment and related leases.

              AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)


4. COMMERCIAL AND INDUSTRIAL EQUIPMENT HELD FOR OPERATING LEASES

  Commercial and industrial equipment, at cost, held for operating leases, is represented by the following types (in thousands of dollars):

                                                                    AS OF
                                                   AS OF          JUNE 30,
                                             DECEMBER 31, 1997      1998
                                             --------------------------------
   Point of sale............................ $    4,259      15% $ 9,325   33%
   Materials handling.......................      7,356      26    7,158   25
   Computers and peripherals................      2,219       8    4,064   14
   Manufacturing............................      6,735      23    2,757   10
   Communications...........................      5,419      19    2,312    8
   Medical..................................      1,010       3    1,009    4
   Construction and mining..................        701       2      643    2
   Other....................................      1,107       4      990    4
                                             ----------  ------  -------  ---
                                                 28,806     100%  28,258  100%
                                                         ======           ===
   Less accumulated depreciation............     (5,061)          (7,800)
                                             ----------          -------
     Net equipment held for operating
      leases................................ $   23,745          $20,458
                                             ==========          =======

  During 1996, the Company purchased $74.9 million in commercial and industrial equipment, which was placed on operating lease. During 1996, the Company sold to third parties commercial and industrial equipment that was on operating lease with an original cost of $40.7 million, for net gain of $1.0 million. During 1997, the Company purchased $52.9 million in commercial and industrial equipment, which was placed on operating lease. During 1997, the Company sold to third parties commercial and industrial equipment that was on operating lease with an original cost of $58.3 million, for a net gain of $2.4 million.

  Future minimum rentals receivable under noncancellable operating leases as of December 31, 1997 are approximately $6.3 million in 1998, $4.6 million in 1999, $3.2 million in 2000, $1.5 million in 2001, $1.0 million in 2002, and $0 thereafter.

              AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)


5. OTHER ASSETS, NET

  Other assets net, consist of the following (in thousands of dollars):

                                                              AS OF
                                                          DECEMBER 31,   AS OF
                                                          ------------- JUNE 30,
                                                           1996   1997    1998
                                                          ------ ------ --------
   Intangibles, net of accumulated amortization of $343
    and $685 as of December 31, 1996 and 1997,
    respectively, and $856 as of June 30, 1998..........  $2,399 $2,055  $1,884
   Prepaid expenses and deposits........................     143    138     646
   Loan fees, net of accumulated amortization of $47 and
    $207 as of December 31, 1996 and 1997, respectively,
    and $316 as of June 30, 1998........................     884    725     615
   Software, net of accumulated depreciation of $80 and
    $214 as of December 31, 1996 and 1997, respectively,
    and $301 as of June 30, 1998........................     320    646     560
   Furniture, fixtures and equipment, net of accumulated
    depreciation of $35 and $83 as of December 31, 1996
    and 1997, respectively, and $110 as of June 30, 1998     170    201     174
   Lease origination costs, net of accumulated
    amortization of $10 and $33 as of December 31, 1996
    and 1997, respectively, and $50 as of June 30, 1998       66     93      76
                                                          ------ ------  ------
     Total other assets, net............................  $3,982 $3,858  $3,955
                                                          ====== ======  ======

6. WAREHOUSE CREDIT FACILITY

  The Company maintains a $50.0 million warehouse credit facility to be used to acquire assets on an interim basis prior to placement in the Company's nonrecourse securitization facility, sale to institutional programs or syndication to unaffiliated third parties. This facility is shared with another subsidiary of the Parent and various investment programs managed by an affiliate of the Parent. Borrowings under this facility by the other eligible borrowers reduce the amount available to be borrowed by the Company. All borrowings under this facility are guaranteed by the Parent.

  The Company amended this facility during 1997 to extend the availability of the facility until November 2, 1998. The facility provides for 100% of the present value of the lease stream plus 100% of the guaranteed residual value of commercial and industrial equipment, up to 90% of the original equipment cost of the assets held on this facility.

  Borrowings secured by investment-grade lessees can be held under this facility until the facility's expiration. Borrowings secured by noninvestment-grade lessees may be outstanding for 120 days. Interest accrues at prime or LIBOR plus 162.5 basis points, at the option of the Company. The weighted-average interest rates on the Company's short-term secured debt were 8.41% and 7.60% for 1996 and 1997, respectively. Repayment of the borrowings matches the terms of the underlying leases. As of December 31, 1996 and 1997, the Company had $26.9 million and $23.0 million in borrowings on this facility, respectively. As of December 31, 1996, there was a total of $9.8 million in additional borrowings on this facility by another subsidiary of the Parent and various investment programs managed by an affiliate of the Parent. There were no other borrowings on this facility as of December 31, 1997 by any of the other eligible borrowers. As of June 30, 1998, the Company had $44.8 million in borrowings on this facility, and there were $3.6 million in additional borrowings on this facility by another subsidiary of the Parent and various investment programs managed by an affiliate of the Parent.

              AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)


6. WAREHOUSE CREDIT FACILITY (CONTINUED)

  As of December 31, 1997, the Company believes that the fair market value of the $23.0 million short-term secured debt approximated the outstanding balance due to the floating rate of interest on this facility.

7. NONRECOURSE DEBT

  The Company has available a nonrecourse securitization facility to be used to acquire assets secured by direct finance leases, operating leases and loans on commercial and industrial equipment that generally have terms from one to seven years. The Company amended this facility on October 14, 1997, increasing the facility from $80.0 million to $125.0 million and extending the availability of the facility until October 13, 1998. See Note 18 to these consolidated financial statements.

  Repayment of the facility matches the terms of the underlying leases. The securitized debt bears interest equivalent to the lender's cost of funds based on commercial paper market rates for the determined period of borrowing plus an interest rate spread and fees (7.03% and 7.16% as of December 31, 1996 and 1997, respectively). As of December 31, 1996 and 1997, borrowings under this facility were $45.4 million and $71.3 million, respectively. As of June 30, 1998, borrowings under this facility were $105.9 million.

  The Company also had $10.0 million and $17.5 million in nonrecourse notes payable outstanding as of December 31, 1997 and June 30, 1998, respectively, bearing interest ranging from 8.32% to 9.5% per annum. Principal and interest on the notes are due monthly beginning November 1997 and ending May 2005. The notes are secured by direct finance leases for commercial and industrial equipment that have terms corresponding to the repayment of the notes.

  Scheduled principal payments on long-term nonrecourse debt are (in thousands of dollars):

   1998................................................................. $28,944
   1999.................................................................  25,606
   2000.................................................................  16,301
   2001.................................................................   8,904
   2002.................................................................   1,481
   Thereafter...........................................................      66
                                                                         -------
      Total............................................................. $81,302
                                                                         =======

  As of December 31, 1997, the Company believes that the fair market value of the $71.3 million debt on the nonrecourse debt facility approximates the outstanding balance due to the floating rate of interest. As of December 31, 1997, the Company believes that the fair market value of the $10.0 million fixed-rate 9.16% nonrecourse notes payable is $10.4 million.

              AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)


8. INCOME TAXES

  The provision for (benefit from) income taxes attributable to income from operations for the period from inception through December 31, 1995, for the years ended December 1996 and 1997, and for the six months ended June 30, 1997 and 1998 consists of the following (in thousands of dollars):

                                  FOR THE PERIOD
                                  FROM INCEPTION
                                      THROUGH            FOR THE YEAR ENDED
                                 DECEMBER 31, 1995        DECEMBER 31, 1996
                               -----------------------  -----------------------
                               FEDERAL  STATE   TOTAL   FEDERAL  STATE   TOTAL
                               -------  -----  -------  -------  -----  -------
   Current.................... $(1,117) $(131) $(1,248) $(1,754) $(207) $(1,961)
   Deferred...................     723     83      806    1,347    157    1,504
                               -------  -----  -------  -------  -----  -------
                               $  (394) $ (48) $  (442) $  (407) $ (50) $  (457)
                               =======  =====  =======  =======  =====  =======

                                                         FOR THE YEAR ENDED
                                                          DECEMBER 31, 1997
                                                        -----------------------
                                                        FEDERAL  STATE   TOTAL
                                                        -------  -----  -------
   Current............................................. $(3,240) $(381) $(3,621)
   Deferred............................................   4,361    519    4,880
                                                        -------  -----  -------
                                                        $ 1,121  $ 138  $ 1,259
                                                        =======  =====  =======

                                FOR THE SIX MONTHS       FOR THE SIX MONTHS
                                       ENDED                    ENDED
                                   JUNE 30, 1997            JUNE 30, 1998
                               -----------------------  -----------------------
                               FEDERAL  STATE   TOTAL   FEDERAL  STATE   TOTAL
                               -------  -----  -------  -------  -----  -------
   Current.................... $(1,763) $(208) $(1,971) $(2,800) $(330) $(3,130)
   Deferred...................   2,181    259    2,440    3,339    396    3,735
                               -------  -----  -------  -------  -----  -------
                               $   418  $  51  $   469  $   539  $  66  $   605
                               =======  =====  =======  =======  =====  =======

  Amounts for the current year are based on estimates and assumptions as of the date of this report and could vary significantly from amounts shown on the tax returns ultimately filed. Accordingly, the variances in classification, if any, from the amounts previously reported for prior years are primarily the result of adjustments to conform to the tax returns as filed.

  The difference between the effective rate and the expected federal statutory rate is reconciled below:

                                                                       FOR THE
                                                                         SIX
                                    FOR THE PERIOD    FOR THE          MONTHS
                                    FROM INCEPTION  YEAR ENDED          ENDED
                                       THROUGH     DECEMBER 31,       JUNE 30,
                                     DECEMBER 31,  ----------------   ----------
                                         1995       1996      1997    1997  1998
                                    -------------- ------    ------   ----  ----
   Federal statutory tax expense
    rate...........................      (34)%        (34)%      34%   34%   34%
   State income tax................       (3)          (2)        2     2     3
   Nondeductible expenses..........        1            1         1     1    --
                                         ---       ------    ------   ---   ---
     Effective tax expense
      (benefit) rate...............      (36)%        (35)%      37%   37%   37%
                                         ===       ======    ======   ===   ===

              AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)

8. INCOME TAXES (CONTINUED)

  The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities are presented below (in thousands of dollars):

                                                       AS OF DECEMBER
                                                             31,        AS OF
                                                       --------------- JUNE 30,
                                                        1996    1997     1998
                                                       ------- ------- --------
Deferred tax assets:
Lease classification.................................. $   --  $ 2,282 $ 1,158
Federal benefit of state taxes........................     --       13      36
Bad debt reserve......................................     --        9       4
                                                       ------- ------- -------
  Total deferred tax assets...........................     --    2,304   1,198
                                                       ------- ------- -------
Deferred tax liabilities:
Equipment, principally differences in depreciation....   2,088   9,469  12,117
Lease classification..................................     137     --      --
Federal benefit of state taxes........................      33     --      --
Other.................................................      52      25       6
                                                       ------- ------- -------
  Total deferred tax liabilities......................   2,310   9,494  12,123
                                                       ------- ------- -------
    Net deferred tax liabilities...................... $ 2,310 $ 7,190 $10,925
                                                       ======= ======= =======

  Management has reviewed all established tax interpretations of items reflected in its consolidated tax returns and believes that these interpretations do not require valuation allowances as described in SFAS No. 109.

  Current taxes receivable for 1995, 1996 and 1997, and for the six months ended June 30, 1998, were paid to the Company by the Parent in the respective years. Amounts reported by the Company and its subsidiaries are included in the consolidated and combined tax returns filed by PLMI. The above amounts have been computed on a separate company basis.

  The Company believes that future operations will generate sufficient taxable income to realize the deferred tax assets.

9. TRANSACTIONS WITH AFFILIATES

  PLMI and its various subsidiaries, including the Company, incur costs associated with management, accounting, legal, data processing, and other general and administrative activities. Direct expenses are charged directly to the Company as incurred. Indirect expenses are allocated among the Company, PLMI, and other subsidiaries of PLMI using an allocation method that management believes is reasonable when compared to business activities.

  General and administrative expenses allocated from the Parent to the Company during 1995, 1996 and 1997 were $0.9 million, $1.2 million, and $1.3 million, respectively.

  During 1996 and 1997, the Parent typically made capital contributions to the Company for the equity required for the purchase of equipment and for loan fundings. In 1997, the Company periodically borrowed cash from the Parent in lieu of borrowing on the short-term secured debt facility. The Parent charged interest expense to the Company at market rates for these loans. Total interest charged by the Parent for these loans was $0.5 million in 1997. As of December 31, 1997, the Company had $6.5 million in outstanding borrowings from the Parent.

              AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)


10. COMMITMENTS AND CONTINGENCIES

LEASE AGREEMENTS

  The Company has entered into operating leases for office space. The Company's total net rent expense was $0.1 million in 1996, and $0.2 million in 1997. Annual lease commitments for the Company's locations are $0.1 million in 1998, $0.1 million in 1999, $0.1 million in 2000, $33,000 in 2001, and $0 thereafter.

PURCHASE COMMITMENTS

  As of December 31, 1997, the Company had committed to purchase $153.8 million of equipment for its lease and finance receivable portfolio of which $10.6 million had been received by lessees and accrued for as of December 31, 1997. This includes equipment that will be held by the Company and equipment that will be sold to institutional programs or other unaffiliated third parties.

  From January 1, 1998 through June 30, 1998, the Company funded $133.8 million of commitments outstanding for its commercial and industrial lease and finance receivable portfolio as of December 31, 1997 and entered into new commitments for $69.5 million.

LEGAL PROCEEDINGS

  The Company is not involved in any material legal proceedings and is not aware of any pending or threatening legal proceedings that would have a material adverse affect upon its financial condition or results of operations.

11. STOCKHOLDER'S EQUITY

  The Company had 30,000,000 shares of common stock at $0.01 par value authorized, 4,200,000 of which were issued and outstanding as of the years ended December 31, 1996 and 1997. All 4,200,000 shares were owned by the Parent.

  During 1995 and 1996, the Company received capital contributions from the Parent of $2.6 million and $16.9 million, respectively.

12. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

CONCENTRATIONS OF CREDIT RISK

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of receivables from loans and leases. Concentrations of credit risk with respect to lease and finance receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different business and geographic areas. Currently, none of the Company's equipment is leased internationally.

  As of December 31, 1997, the Company's five largest lessees accounted for approximately 40% of its lease and finance receivables. As of June 30, 1998, the Company's five largest lessees accounted for approximately 43% of the Company's lease and finance receivables.

  As of December 31, 1996 and 1997, management believes the Company had no other significant concentrations of credit risk that could have a material adverse effect on the Company's business, financial condition or results of operations.

              AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)

12. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

INTEREST-RATE RISK MANAGEMENT

  The Company has entered into interest-rate swap agreements in order to manage the interest-rate exposure associated with its nonrecourse debt facility. As of December 31, 1997, the swap agreements had a weighted-average duration of 1.0 year, corresponding to the terms of the remaining debt. As of December 31, 1997, a notional amount of $72.5 million of interest-rate swap agreements effectively fixed interest rates at an average of 6.70% on such obligations. Interest expense was increased by $0.1 million and $0.3 million due to these arrangements in 1996 and 1997, respectively. The fair value to the Company of interest-rate swap agreements as of December 31, 1997 was approximately $0.1 million, taking into account interest rates in effect at the time.

13. PRO FORMA DISCLOSURE (UNAUDITED)

PRO FORMA NET INCOME (LOSS)

  Since May 31, 1996 (as discussed in Note 6), the Company has had available a warehouse credit facility used to acquire assets on an interim basis prior to placement in the Company's nonrecourse securitization facility, sale to institutional programs or syndication to unaffiliated third parties. Prior to the Company's becoming a borrower under this facility, the Company arranged for the purchase of commercial and industrial equipment by TEC AcquiSub, Inc., another subsidiary of the Parent ("TEC AcquiSub"). All costs related to arranging these transactions are included in the Company's results; however, the revenue earned from these transactions are not included in the Company's results. As of September 1, 1996, all equipment owned by TEC AcquiSub was sold to the Company at its net book value, which approximated its fair market value. A pro forma adjustment to reflect the income and expenses to TEC AcquiSub related to these transactions has been reflected in the accompanying 1996 statement of operations. Income taxes have been provided at an effective rate of 35%.

              AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)

13. PRO FORMA DISCLOSURE (CONTINUED)

PRO FORMA NET INCOME (LOSS) (CONTINUED)

  The following pro forma unaudited statement of operations is presented to reflect the transactions discussed above for the year ended December 31, 1996 (in thousands of dollars):

                                                          PRO FORMA     1996
                                                 1996     ADJUSTMENTS PRO FORMA
                                                -------  ------------ ---------
   REVENUES
   Finance lease..............................  $ 1,763     $ 996      $ 2,759
   Operating lease............................    5,020     2,449        7,469
   Financing income...........................       92       --            92
   Management fees............................      485       --           485
   Revenue from sale of leases and related
    assets....................................    2,188       353        2,541
                                                -------     -----      -------
     Total revenues...........................    9,548     3,798       13,346
   COSTS AND EXPENSES
   Operations support.........................    3,509         6        3,515
   Depreciation and amortization..............    4,292     1,891        6,183
   General and administrative.................    1,178       --         1,178
                                                -------     -----      -------
     Total costs and expenses.................    8,979     1,897       10,876
                                                -------     -----      -------
   Operating income...........................      569     1,901        2,470
   Interest expense...........................   (2,019)     (605)      (2,624)
   Interest income............................      176       --           176
   Other expense..............................      (19)      --           (19)
                                                -------     -----      -------
   Income (loss) before income taxes..........   (1,293)    1,296            3
   Provision for (benefit from) income taxes..     (457)      458            1
                                                -------     -----      -------
     Net income (loss)........................  $  (836)    $ 838      $     2
                                                =======     =====      =======

14. MANAGEMENT OF EQUIS INVESTOR PROGRAMS

  In January 1995, PLMI entered into an agreement to obtain and manage certain operations of Equis. During 1995, the Company provided management services for Equis investor programs, for which the Company earned management fees and other revenues. In December 1995, the agreement was modified to exclude the management of the Equis investor programs. Under the modified agreement, the Company hired certain Equis lease origination and servicing employees and acquired from Equis certain customer lists, master lease agreements and the rights to originate and service equipment leases sold to an institutional program. Additionally, the agreement provided for the Company to purchase certain software, computers and furniture from Equis.

  Management fees and other revenues related to the management services provided by the Company for the Equis investor programs during 1995 are shown as revenues from the management of certain of the Equis investor programs for the period from February 9, 1995 through December 31, 1995 in the statement of operations.

15. PROFIT SHARING AND 401(K) PLAN

  Since February 1996, the Company has participated in the PLM International, Inc. Profit Sharing and 401(k) Plan (the "Plan"). The Plan provides for deferred compensation as described in Section 401(k) of the Internal

              AMERICAN FINANCE GROUP, INC. AND SUBSIDIARIES

 (ALL INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1998 IS
                                UNAUDITED)

15. PROFIT SHARING AND 401(k) PLAN (CONTINUED)

Revenue Code. The Plan is a contributory plan available to essentially all full-time employees of the Company. In 1997, employees who participated in the Plan could elect to defer and contribute to the trust established under the Plan up to 9% of pretax salary or wages up to $9,600. The Company matched up to a maximum of $4,000 of employees' 401(k) contributions in 1996 and 1997 to vest in four equal installments over a four-year period. The Company's total 401(k) contributions were $42,000 and $58,000 for 1996 and 1997, respectively.

  During 1996 and 1997, the Parent accrued discretionary profit-sharing contributions equal to $100,000 plus approximately 2% of pretax profit. Profit-sharing contributions are allocated equally among the number of eligible Plan participants. The Company's portion of the total profit-sharing contributions was $21,000 for 1996 and $37,000 for 1997.

16. CONCENTRATION

  Revenues related to one of the institutional programs accounted for 24%, 19% and 10% of the Company's revenues in 1995, 1996 and 1997, respectively.

17. ESTIMATED FAIR VALUE OF THE COMPANY'S FINANCIAL INSTRUMENTS

  The estimated fair values of the Company's financial instruments are as follows (in thousands of dollars):

                                              AS OF DECEMBER   AS OF DECEMBER
                                                 31, 1996         31, 1997
                                             ---------------- ----------------
                                             CARRYING  FAIR   CARRYING  FAIR
                                              AMOUNT   VALUE   AMOUNT   VALUE
                                             -------- ------- -------- -------
   Financial assets:
    Restricted cash (Note 1)................ $ 3,552  $ 3,552 $ 3,775  $ 3,775
    Loans receivable (Note 3)...............   5,718    5,718   5,861    5,921
   Financial liabilities:
    Warehouse credit facility (Note 6)......  26,886   26,886  23,040   23,040
    Nonrecourse notes payable (Note 7)......     --       --   10,000   10,407
    Nonrecourse securitization facility
     (Note 7)...............................  45,392   45,392  71,302   71,302
   Unrecognized financial instruments.......     --       282     --       113

18. SUBSEQUENT EVENTS

  On May 11, 1998, the Board of Directors of the Company authorized an additional 25,800,000 shares of Common Stock and authorized a 4,200-for-1 stock split to become effective prior to the effectiveness of the Registration Statement for the Company's initial public offering. In accordance with SEC Staff Accounting Bulletin Topic 4(c), the stock split has been retroactively reflected in the accompanying consolidated financial statements. The stock split and the authorization of the additional shares of Common Stock were made effective by the filing of the Company's Amended and Restated Certificate of Incorporation with the Delaware Secretary of State on August 27, 1998.

  On May 11, 1998, the Company authorized 5,000,000 shares of an undesignated class of preferred stock, which authorization was made effective by the filing of the Company's Amended and Restated Certificate of Incorporation with the Delaware Secretary of State on August 27, 1998.

   The Company has received a commitment letter, dated October 13, 1998, extending the nonrecourse securitization facility through October 12, 1999.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-SENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFOR-MATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                               ----------------

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Special Note Regarding Forward-Looking Statements........................  15
The Company..............................................................  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Dilution.................................................................  18
Selected Consolidated Financial and Operating Data.......................  19
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  31
Management...............................................................  41
Certain Transactions.....................................................  50
Principal and Selling Stockholders.......................................  52
Description of Capital Stock.............................................  53
Shares Eligible for Future Sale..........................................  55
Underwriting.............................................................  56
Legal Matters............................................................  58
Experts..................................................................  58
Additional Information...................................................  58
Index to Consolidated Financial Statements............................... F-1

                               ----------------

  UNTIL    , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               2,150,000 SHARES

                                    [LOGO]

                         AMERICAN FINANCE GROUP, INC.

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                            LEGG MASON WOOD WALKER
                                 INCORPORATED

                        ING BARING FURMAN SELZ LLC



                                      , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses of the Offering are estimated to be as follows:

   Securities and Exchange Commission registration fee................ $ 10,941
   NASD filing fee....................................................    4,209
   Nasdaq listing fee.................................................   63,725
   Legal fees and expenses............................................  375,000
   Blue Sky fees and expenses.........................................    5,000
   Accounting fees and expenses.......................................  300,000
   Printing expenses..................................................  100,000
   Transfer Agent fees................................................    4,500
   Miscellaneous......................................................   36,625
                                                                       --------
     Total............................................................ $900,000
                                                                       ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (the "DGCL"), subject to the procedures and limitations stated therein, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, against reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred by him in connection with such action, suit or proceeding, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company is required by Section 145 to indemnify any person against reasonable expenses (including attorneys' fees) actually incurred by him in connection with an action, suit or proceeding in which he is a party because he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, if he has been successful, on the merits or otherwise, in the defense of the action, suit or proceeding. Section 145 also allows a corporation to purchase and maintain insurance on behalf of any such person against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145. In addition, Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

  Article SEVENTH of the Company's Amended and Restated Certificate of Incorporation (the "Charter") provides that the Company shall indemnify and hold harmless any person who was, is, or is threatened to be made a party to a proceeding by reason of the fact that he or she (i) is or was a director or officer of the Company or (ii) while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of a corporation, partnership, joint venture, trust or other enterprise, to the fullest extent authorized or permitted under the DGCL. The right to indemnification under Article SEVENTH of the Charter is a contract right which includes, with respect to directors and officers, the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its disposition.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since inception in February 1995, the Company has sold and issued the following securities which were not registered under the Securities Act:

  (1) On Feburary 9, 1995, the Company sold and issued to PLMI 1,000 shares of Common Stock for an aggregate amount of $10.00 in cash.

  The sale and issuance of securities in the transaction described in paragraph (1) was deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) thereof as a transaction by an issuer not involving a public offering. An appropriate legend is affixed to the stock certificate issued in connection with the aforementioned transaction.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits:

  +1.1  --Form of Underwriting Agreement
  +3.1  --Certificate of Incorporation of the Company
  +3.2  --Bylaws of the Company
   3.3  --Amended and Restated Certificate of Incorporation of the Company
   3.4 --Form of Amended and Restated Bylaws of the Company to be effective upon completion of the Offering
   4.1  --Specimen Common Stock certificate
  *5.1  --Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
 +10.1  --1998 Management Stock Compensation Plan
 +10.2  --Directors' 1998 Nonqualified Stock Option Plan
 +10.3  --Amended and Restated Warehousing Credit Agreement, dated as of
         December 2, 1997, between the Company and First Union
 +10.4  --Security Agreement, dated as of May 31, 1996, between the Company and
         First Union, as amended by the Amendment to Security Agreement, dated as of December 2, 1997, between the Company and First Union
 +10.5 --Pooling and Servicing Agreement and Indenture of Trust dated as of July 1, 1995, between AFG Credit Corporation, the Company and Bankers
         Trust Company
 +10.6  --Asset Purchase Agreement, dated as of July 1, 1995, between the
         Company and AFG Credit Corporation
 +10.7  --Series 1995-1 Supplemental Indenture, dated as of July 1, 1995, to
         Pooling and Servicing Agreement and Indenture of Trust, dated as of July 1, 1995, between AFG Credit Corporation, the Company, First Union and Bankers Trust Company
 +10.8  --Amendment No. 1, dated as of September 1, 1995, to Pooling and
         Servicing Agreement and Indenture of Trust, dated as of July 1, 1995, between AFG Credit Corporation, the Company and Bankers Trust Company
 +10.9  --Amendment No. 2, dated as of December 5, 1995, to Pooling and
         Servicing Agreement and Indenture of Trust, dated as of July 1, 1995, between AFG Credit Corporation, the Company and Bankers Trust Company
 +10.10 --Amendment No. 3, dated as of October 14, 1997, to Pooling and
         Servicing Agreement and Indenture of Trust, dated as of July 1, 1995, between AFG Credit Corporation, the Company and Bankers Trust Company
 +10.11 --Series 1997-1 Supplemental Indenture, dated as of October 14, 1997, to Pooling and Servicing Agreement and Indenture of Trust, dated as of July 1, 1995, between AFG Credit Corporation, the Company, First Union
         Capital Markets Corp. and Bankers Trust Corporation
 +10.12 --Note Purchase Agreement, dated as of October 14, 1997, between AFG
         Credit Corporation, Variable Funding Capital Corporation and Bankers
         Trust Corp.

 +10.13 --Purchase and Sale Agreement dated as of December 30, 1997 between the
         Company and Varilease Corporation
 +10.14 --Form of Intercompany Relationship Agreement, dated as of      , 1998,
         between the Company and PLMI
  10.15 --Amendment No. 1, dated as of June 1, 1998, to Amended and Restated
         Warehousing Credit Agreement, dated as of December 2, 1997, between the Company and First Union
  10.16 --Amendment No. 2, dated as of June 8, 1998, to Amended and Restated
         Warehousing Credit Agreement, dated as of December 2, 1997, between the Company and First Union
  10.17 --Employment Agreement, dated as of September 2, 1998, between the
         Company and Gary M. Abrams
  10.18 --Amendment No. 4, dated as of April 14, 1998, to Pooling and Servicing
         Agreement and Indenture of Trust, dated as of July 1, 1995, between
         AFG Credit Corporation, the Company and Bankers Trust Company.
 +21.1  --Subsidiaries of the Company
  23.1  --Consent of KPMG Peat Marwick LLP
 *23.2  --Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in
         Exhibit 5.1 hereto)
  24.1  --Powers of Attorney (included in Part II)
 +27.1  --Financial Data Schedule
  99.1  --Consent of Joseph C. Berenato
  99.2  --Consent of Richard E. Carolan
  99.3  --Consent of John F. O'Brien

--------

*To be filed by amendment.

+Previously Filed.

  (b) Consolidated Financial Statement Schedules

  All schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                DESCRIPTION
 ------- ----------------------------------------------------------------------
  +1.1   --Form of Underwriting Agreement
  +3.1   --Certificate of Incorporation of the Company
  +3.2   --Bylaws of the Company
   3.3   --Amended and Restated Certificate of Incorporation of the Company
   3.4   --Form of Amended and Restated Bylaws of the Company to be effective upon completion of the Offering
   4.1   --Specimen Common Stock certificate
  *5.1   --Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
 +10.1   --1998 Management Stock Compensation Plan
 +10.2   --Directors' 1998 Nonqualified Stock Option Plan
 +10.3   --Amended and Restated Warehousing Credit Agreement, dated as of
          December 2, 1997, between the Company and First Union
 +10.4   --Security Agreement, dated as of May 31, 1996, between the Company and First Union, as amended by the Amendment to Security Agreement, dated as of December 2, 1997, between the Company and First Union
 +10.5   --Pooling and Servicing Agreement and Indenture of Trust dated as of
          July 1, 1995, between AFG Credit Corporation, the Company and Bankers
          Trust Company
 +10.6   --Asset Purchase Agreement, dated as of July 1, 1995, between the
          Company and AFG Credit Corporation
 +10.7   --Series 1995-1 Supplemental Indenture, dated as of July 1, 1995, to
          Pooling and Servicing Agreement and Indenture of Trust, dated as of
          July 1, 1995, between AFG Credit Corporation, the Company, First
          Union and Bankers Trust Company
 +10.8   --Amendment No. 1, dated as of September 1, 1995, to Pooling and
          Servicing Agreement and Indenture of Trust, dated as of July 1, 1995, between AFG Credit Corporation, the Company and Bankers Trust Company
 +10.9   --Amendment No. 2, dated as of December 5, 1995, to Pooling and
          Servicing Agreement and Indenture of Trust, dated as of July 1, 1995, between AFG Credit Corporation, the Company and Bankers Trust Company
 +10.10  --Amendment No. 3, dated as of October 14, 1997, to Pooling and
          Servicing Agreement and Indenture of Trust, dated as of July 1, 1995, between AFG Credit Corporation, the Company and Bankers Trust Company
 +10.11  --Series 1997-1 Supplemental Indenture, dated as of October 14, 1997, to Pooling and Servicing Agreement and Indenture of Trust, dated as of July 1, 1995, between AFG Credit Corporation, the Company, First
          Union Capital Markets Corp. and Bankers Trust Corporation
 +10.12  --Note Purchase Agreement, dated as of October 14, 1997, between AFG
          Credit Corporation, Variable Funding Capital Corporation and Bankers
          Trust Corp.
 +10.13  --Purchase and Sale Agreement dated as of December 30, 1997 between the Company and Varilease Corporation
 +10.14  --Form of Intercompany Relationship Agreement, dated as of      ,
          1998, between the Company and PLMI
  10.15  --Amendment No. 1, dated as of June 1, 1998, to Amended and Restated
          Warehousing Credit Agreement, dated as of December 2, 1997, between the Company and First Union

  10.16 --Amendment No. 2, dated as of June 8, 1998, to Amended and Restated
         Warehousing Credit Agreement, dated as of December 2, 1997, between the Company and First Union
  10.17 --Employment Agreement, dated as of September 2, 1998, between the
         Company and Gary M. Abrams
  10.18 --Amendment No. 4, dated as of April 14, 1998, to Pooling and Servicing
         Agreement and Indenture of Trust, dated as of July 1, 1995, between AFG Credit Corporation, the Company and Bankers Trust Company.
 +21.1  --Subsidiaries of the Company
  23.1  --Consent of KPMG Peat Marwick LLP
 *23.2  --Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in
         Exhibit 5.1 hereto)
  24.1  --Powers of Attorney (included in Part II)
 +27.1  --Financial Data Schedule
  99.1  --Consent of Joseph C. Berenato
  99.2  --Consent of Richard E. Carolan
  99.3  --Consent of John F. O'Brien

--------
*  To be filed by amendment.

+  Previously Filed.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the 15th day of October 1998.

                                         American Finance Group, Inc.

                                                 /s/ Donald R. Dugan, Jr.
                                         By ___________________________________
                                             Donald R. Dugan, Jr. President
                                              and Chief Executive Officer

  KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Donald R. Dugan, Jr. and Robert N. Tidball, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any additional registration statement pursuant to Rule 462(b), and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated.

             SIGNATURE                       TITLE                 DATE
   /s/ Donald R. Dugan, Jr.           Director, President       October 15,
------------------------------------   and Chief Executive       1998
       Donald R. Dugan, Jr.            Officer (principal
                                       executive officer)

      /s/ Gary M. Abrams              Senior Vice               October 15,
------------------------------------   President, Chief          1998
          Gary M. Abrams               Financial Officer
                                       and Treasurer
                                       (principal
                                       financial and
                                       accounting officer)

     /s/ Robert N. Tidball            Director and              October 15,
------------------------------------   Chairman of the           1998
         Robert N. Tidball             Board

    /s/ J. Michael Allgood            Director                  October 15,
------------------------------------                             1998
        J. Michael Allgood